Filed pursuant to Rule 424(B)(5)
Registration No. 333-118891
PROSPECTUS SUPPLEMENT
(To Prospectus dated September 16, 2004)

1,000,000 Shares

Common Stock

     We are selling all of the shares in this offering to the underwriter at a price of $20.62 per share of common stock. The underwriter proposes to offer these shares from time to time for sale in negotiated transactions or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

     Our common stock, par value $0.01 per share, is quoted on the OTC Bulletin Board under the symbol “PONR.” On November 30, 2004, the last reported sale price of our common stock was $23.75 per share.

     The underwriter has an option to purchase a maximum of 100,000 additional shares from us to cover over-allotments, if any.

      Investing in our common stock involves risks. See “Risk Factors” beginning on page S-10 of this prospectus supplement and page 1 of the accompanying prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     Delivery of the shares of common stock will be made on or about December 6, 2004.

CRT Capital Group LLC

The date of this prospectus supplement is December 1, 2004.

PROSPECTUS SUPPLEMENT

PROSPECTUS

      You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriter has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriter is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

S-i

INDUSTRY AND MARKET DATA

      Industry and market data used throughout this prospectus supplement and the accompanying prospectus were obtained through internal company research, surveys and studies conducted by third parties and industry and general publications, including information from Chemical Market Associates, Inc., commonly referred to as “CMAI.” We have not independently verified market and industry data from third-party sources. While we believe that the sources of industry and market data that we have cited are reliable and market definitions are appropriate, neither such data nor such definitions have been verified by any independent sources.

S-ii

PROSPECTUS SUPPLEMENT SUMMARY

      This summary highlights information contained elsewhere in this prospectus supplement. This summary does not contain all the information that you should consider before making an investment decision with respect to our common stock. You should read this entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein carefully. As used in this prospectus supplement, the terms “Pioneer,” “we,” “our” or “us” mean Pioneer Companies, Inc., a Delaware corporation, and its predecessors and subsidiaries, unless we state otherwise or the context clearly indicates otherwise.

About Us

      We manufacture chlorine, caustic soda, bleach, hydrochloric acid and related products used in a variety of applications including water treatment, plastics, pulp and paper, detergents, agricultural chemicals, pharmaceuticals and medical disinfectants. We own and operate four chlor-alkali plants that produce chlorine and caustic soda (and that are referred to as “chlor-alkali” plants) and several downstream manufacturing facilities in the United States and Canada. We began operations in 1988. We conduct our primary business through our operating subsidiaries: PCI Chemicals Canada Company (which we refer to as “PCI Canada”) and Pioneer Americas LLC (which we refer to as “Pioneer Americas”).

Our Products

      Caustic soda and chlorine are co-products, concurrently produced in a ratio of approximately 1.1 to 1 through the electrolysis of salt water. An electrochemical unit, which we refer to as an “ECU,” consists of 1.1 tons of caustic soda and 1 ton of chlorine. Chlorine and caustic soda are commodity chemicals that are used in a wide variety of applications and chemical processes. We believe they are the seventh and sixth most commonly produced chemicals, respectively, in the United States, based on volume.

      Chlorine is used in 60% of all commercial chemistry, 85% of all pharmaceutical chemistry and 95% of all crop protection chemistry. More than 15,000 products, including water treatment chemicals, plastics, detergents, pharmaceuticals, disinfectants and agricultural chemicals, are manufactured with chlorine as a raw material. Chlorine is also used directly in water disinfection applications. In the United States and Canada, chlorination is used to make public drinking water safe to drink, and a significant portion of industrial and municipal wastewater is treated with chlorine or chlorine derivatives to kill water-borne pathogens.

      Caustic soda is a versatile chemical alkali used in a diverse range of manufacturing processes, including pulp and paper production, metal smelting and oil production and refining. Caustic soda is combined with chlorine to produce bleach, which is used for water treatment and as a cleaning disinfectant. Caustic soda is also used as an active ingredient in a wide variety of other end-use products, including detergents, rayon and cellophane.

      Chlor-alkali manufacturers in the United States and Canada account for approximately 25% of world chlor-alkali annual production capacity, with approximately 14.8 million tons of chlorine and 15.7 million tons of caustic soda production capacity. The Dow Chemical Company (“Dow”) and Occidental Chemical Corporation (“OxyChem”) are the two largest chlor-alkali producers in North America, together representing approximately 51% of U.S. and Canadian capacity. Seventeen companies share the remaining North American capacity, and approximately 75% of the total capacity is located on the U.S. Gulf Coast.

      Much of the bleach that we produce at several of our plants is sold in bulk quantities for use in municipal water treatment and as a disinfectant in food processing. We also supply bulk bleach to consumer and commercial disinfectant and cleanser manufacturers. Hydrochloric acid has a variety of industrial uses, including mining operations and the production of oil and gas, exotic metals, rocket fuel, computer hardware, dyes, ink and solvents. Other chlor-alkali products that we produce include sodium chlorate, which is used in pulp and paper bleaching, and chlorinated paraffin, which is used in plastics compounding and in cosmetics and lotions manufacturing. The hydrogen that we produce is a by-product of the production of chlorine and caustic soda, and is generally used either as a raw material in the production of hydrochloric acid or as a boiler fuel, although pipelines at the St. Gabriel and Becancour plants are used to transport the hydrogen produced at those plants directly to purchasers.

Production

      We believe that our chlor-alkali production capacity represents approximately 5% of the chlor-alkali industry’s production capacity in the United States and Canada. We currently operate the following production facilities that produce chlorine and caustic soda and related products. Production capacity is stated in tons.

		Annual
		Production
Location	Manufactured Products	Capacity

Becancour, Quebec	Chlorine	340,000
	Caustic soda	383,000
	Hydrochloric acid	150,000
	Bleach	9,600
St. Gabriel, Louisiana	Chlorine	197,000
	Caustic soda	216,700
Henderson, Nevada	Chlorine	152,000
	Caustic soda	167,200
	Hydrochloric acid	130,000
	Bleach	180,000
Dalhousie, New Brunswick	Chlorine	36,000
	Caustic soda	40,000
	Sodium chlorate	22,000
Cornwall, Ontario	Hydrochloric acid	14,700
	Bleach	236,000
	Cereclor® chlorinated paraffin	9,800
	IMPAQT® pulping additive	3,000
Tracy, California	Bleach	233,000
Santa Fe Springs, California	Bleach	180,000
Tacoma, Washington	Bleach	90,000
	Calcium chloride	8,800

Cereclor® and IMPAQT® are our registered trademarks.

Pricing

      In January 2004 we announced a $75 per ton price increase for chlorine, but caustic soda prices continued to decline in the first quarter of 2004. As a result of continuing strong demand for chlorine, in April 2004 we implemented an order control program, under which we limited our chlorine customers to contract volumes based on average purchases over the previous three months, with appropriate seasonal adjustments. Demand for caustic soda increased in the second quarter, and in April 2004 we announced a $50 per ton price increase and implemented an order control program for that product. Later in May we announced additional price increases of $45 per ton for caustic soda and $20 per ton for chlorine. In late July we announced an additional $65 per ton price increase for caustic soda, and in late August we announced additional price increases for caustic soda and chlorine of $45 per ton and $20 per ton, respectively. In November we announced price increases of $50 per ton for caustic soda and $20 per ton for chlorine. Chlorine and caustic soda price increases are implemented when announced or as soon as permitted by applicable contract terms.

      Our production capacity is approximately 1,500,000 tons of caustic soda and chlorine. Most of the chlorine and caustic soda that we sell to customers is sold under contracts with varying terms and conditions. As of October 25, 2004, we had contracts that will be in effect on January 1, 2005, covering the anticipated sale of an annual total of approximately 520,000 tons of chlorine and caustic soda (including equivalent amounts that will be sold as bleach or hydrochloric acid), and that are subject to contractual provisions that will restrict or eliminate our ability to increase the ECU “netback” (or the price of an ECU adjusted to eliminate transportation costs) we will receive for the amount of product that is sold under the contracts.

      The prices that we realize for contract sales of caustic soda and chlorine during any quarter, and thus our average ECU netback for the quarter, are different from the caustic soda and chlorine contracts prices that are reported by CMAI, a leading industry observer. CMAI’s reported monthly contract prices are based on the assumption that price changes are implemented on the first day of the calendar quarter that follows announced price changes. As discussed above, some of our customer contracts include provisions that limit or delay the implementation of price changes. CMAI’s reported monthly contract prices also relate to products that are produced and delivered in the U.S. Gulf Coast. While the majority of the demand for North American chlor-alkali production does occur in the U.S. Gulf Coast region, only one of our plants is located in that region, and regional supply and demand factors and logistical considerations generally result in varying regional prices for our products.

      During the most recent quarter our average ECU netback was $409, while the average ECU netback quoted by CMAI for the same quarter was $503. In general, changes in our average ECU netback and the related effect on our revenues and cash flow have lagged changes in our announced prices and changes in contract prices that are reported by CMAI, although the resulting benefit to us in a period of declining prices is of a somewhat lesser magnitude. The following table illustrates the recent relationship between our average ECU netback and the monthly contract price reported by CMAI:

      For the month of October 2004 our average ECU netback was approximately $450. Since part of the benefit of the price increases that we have announced thus far in 2004 has been delayed, we expect that our average ECU netback will increase during the balance of 2004 and at least during the first quarter of 2005, even in the absence of any further price increases. Plant operating rates in the chlor-alkali industry are reportedly at near capacity, and, if these conditions continue, further increases in ECU prices during the remainder of 2004 or in 2005 could be announced.

      The order control programs that we have implemented for both chlorine and caustic soda and that are discussed above are a necessary means of balancing the demand for the products with our manufacturing capacity and the availability of products that we are able to purchase for resale, and they are permitted by our standard contract terms. Many of our competitors are reported to have adopted similar programs as a result of the industry’s current operating rate.

Our Strategy

      During the 1990s additional manufacturing capacity was added to the North American chlor-alkali industry. However, since 2000 the capacity in the U.S. has been reduced by approximately 11% and is currently at a ten-year low. That has contributed to the current balanced-to-tight market conditions, with most

North American producers operating at full effective capacity, and no new major capacity additions have been announced.

      While our recent focus has been on the implementation of the cost-reduction measures that are discussed below, the change in the demand for our products is also contributing to improving operating margins. We believe that our cost-reduction efforts, combined with the improving demand outlook, will provide an effective platform for future expansion of our business.

      Our chlor-alkali plant in Henderson, Nevada provides us with logistical advantages for access to western markets, and our bulk bleach manufacturing and distribution operations in California and Washington will enable us to extend those advantages to an important downstream segment of the market. We believe opportunities may arise to expand that downstream business, either through further growth in the western market or by pursuing the same advantages in markets served by our Becancour, Quebec, Dalhousie, New Brunswick and St. Gabriel, Louisiana chlor-alkali plants.

      We also plan to continue to emphasize our effort to become an integral part of our customers’ supply chains. That effort is aided by the railcar unloading facility and pipeline access we provide for chlorine customers at our St. Gabriel plant, the hydrogen pipeline distribution that is available for customers at both St. Gabriel and Becancour, and the regional advantage of the Henderson plant. We are also directing sales efforts to smaller caustic soda customers, an area where we feel we have the competitive advantage of greater service through our terminals, with security of supply from our own manufacturing capacity.

      Our goal is to build long-term relationships with our customers by meeting their product quality, delivery schedule and sales support needs. We believe that there are some characteristics of our production capabilities that distinguish us from many of our competitors, including the following:

•	our Becancour facility is a lower-cost production facility as a result of that facility’s use of hydropower;

•	our St. Gabriel facility has three pipelines that allow us to efficiently transport and supply chlorine to customers in the area; and

•	our Henderson facility is the only currently operating chlor-alkali production facility in the western region of the United States, providing us with a strong regional presence and transportation cost advantages.

Recent Developments

Third Quarter 2004 Financial Results

      For the three months ending September 30, 2004 we reported net income of $3.9 million, or $0.38 per diluted share, on revenues of $105.0 million, as compared to net income of $2.0 million, or $0.19 per diluted share, on revenues of $100.0 million in the third quarter of 2003. For the nine months ended September 30, 2004, our net loss was $5.8 million, or $0.58 per diluted share, on revenues of $292.1 million, as compared to net income of $23.4 million, or $2.31 per diluted share, on revenues of $285.3 million for the nine months ended September 30, 2003.

      During the quarter ended September 30, 2004, our chlor-alkali plants operated at 97% of capacity, and our average ECU netback during the quarter was $409, $17 higher than its average of $392 during the 2003 quarter. For the nine months ended September 30, 2004, the average ECU netback was $366, compared to an average of $387 for the year-earlier period. Revenues were slightly higher for three- and nine-month periods ended September 30, 2004, as compared to the comparable periods in 2003. For the third quarter of 2004 and the year-to-date, our sales volumes were greater than during the comparable 2003 periods.

Cost-Reduction Measures

      Organizational Efficiency Project. During the first quarter of 2004 we began the development and implementation of an organizational efficiency project that we refer to as Project STAR. Project STAR involves the design, development and implementation of uniform and standardized systems, processes and policies to improve our management, sales and marketing, production, process efficiency, logistics and material management and information technology functions. Project activities have included an analysis of our organizational structure and the selection of an optimum workforce design and staffing, as well as the identification and introduction of various production and process efficiency measures.

      We anticipate that the total cost of Project STAR will be approximately $7.7 million. The changes to our organizational structure that we have made as a part of the project resulted in the elimination of 128 employee and contract positions, and almost all of the reductions have now taken place. For the nine months ended September 30, 2004, we recorded $3.2 million for related employee severance and benefits costs. That amount is included in other items in our consolidated statements of operations for the period. The concepts of the project are being extended to other areas of our operations and we anticipate that as a result we will recognize additional severance and benefits-related charges. The timing and amount of such charges cannot be estimated until there has been further progress with project implementation in those areas. During the nine months ended September 30, 2004, we also incurred $3.8 million in consulting fees and expenses that were related to the project. Those costs have been included in selling, general and administrative expenses in our consolidated statements of operations for the period. We anticipate that during the three months ending December 31, 2004, we will record as a part of selling, general and administrative expenses an additional $0.7 million for consulting fees and expenses, based on a fee structure that depends on the attainment of specified savings.

      We currently anticipate that Project STAR will have the effect of improving our annual cost structure by approximately $11.0 million. We expect that Project Star, which resulted in the elimination of 128 employee and contract positions, will reduce our annual labor and benefits costs by more than $8.0 million, and efficiency measures that have been identified are expected to result in additional annual cost savings of approximately $3.0 million. Of the total savings that are anticipated as a result of Project STAR, through September 30, 2004, we believe we have realized savings of approximately $3.0 million. We anticipate that additional Project STAR initiatives will result in future incremental cost reductions and efficiency improvements, as well as additional consulting fees and severance costs, although of a lesser magnitude than those identified and incurred to date.

      Other Cost-Reduction Measures. As part of a continuing effort to reduce our costs, the employee health care plan that we provide to our U.S. employees was revised in 2003 to reduce the share of health care costs that are borne by the company, and further reductions have been effected for 2004. However, this may be offset in part or whole by increased health care costs generally. Effective February 29, 2004, benefits under our U.S. defined benefit pension plan were frozen for substantially all of our U.S. employees, and future retirement benefits for our U.S. employees will be provided through increased contributions to our defined contribution pension plan.

      Our principal executive offices are located at 700 Louisiana Street, Suite 4300, Houston, Texas 77002, and our telephone number at that location is (713) 570-3200. Our corporate Web site address is www.piona.com. The information contained in our corporate Web site is not part of this prospectus supplement or the accompanying prospectus.

The Offering

Common stock offered by Pioneer	1,000,000 shares of our common stock (excluding up to 100,000 shares that may be issued by Pioneer upon exercise of the underwriter’s over-allotment option).

Common stock outstanding after the offering(1)	11,056,610 shares.

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting our estimated offering expenses, will be approximately $20.3 million (or approximately $22.4 million if the underwriter exercises the over-allotment option in full). We intend to use all of the net proceeds from this offering to redeem a portion of our Senior Secured Floating Rate Guaranteed Notes due 2006 (the “Senior Guaranteed Notes”) and Senior Floating Rate Term Notes due 2006 (the “Senior Floating Notes” and, together with the Senior Guaranteed Notes, the “Tranche A Notes”). See “Use of Proceeds.”

We are required to redeem the Tranche A Notes from and to the extent of net cash proceeds of certain new equity issuances in excess of $5 million. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Debt, Financial Leverage and Covenants.”

Risk Factors	Please read the information under the heading “Risk Factors” beginning on page S-10 of this prospectus supplement and page 1 of the accompanying prospectus for a discussion of some of the factors you should carefully consider before deciding to invest in shares of our common stock.

OTC Bulletin Board symbol	“PONR”

(1)	The number of shares of common stock outstanding after the offering is based on 10,056,610 shares of common stock outstanding as of November 30, 2004. The number of shares outstanding after the offering does not include an aggregate of 943,390 shares of common stock reserved for issuance under our equity compensation plans, of which 771,400 shares were subject to outstanding stock options as of November 30, 2004 at a weighted average exercise price of $4.47 per share. If the underwriter exercises its over-allotment option in full, we will issue an additional 100,000 shares which are not included in the number of shares of common stock outstanding after the offering. Unless we specifically state otherwise, the information in this prospectus supplement assumes that the underwriter will not exercise its over-allotment option.

Summary Financial Data

      The following table sets forth our summary financial data as of and for each of the fiscal years and interim periods indicated. The data for the fiscal years ended December 31, 2001, 2002 and 2003 has been derived from our audited consolidated financial statements. The data for the nine months ended September 30, 2003 and 2004 has been derived from our unaudited consolidated financial statements.

      The consolidated statements of operations information for the years ended December 31, 2002 and 2003, and the consolidated balance sheet information at December 31, 2001, 2002 and 2003, reflect the financial position and operating results after the effect of the plan of reorganization and the application of the principles of fresh-start accounting in accordance with the provisions of Statement of Position 90-7, “Financial Reporting by Entities in Reorganization under the Bankruptcy Code” (“SOP 90-7”). Accordingly, such financial information is not comparable to the historical financial information before December 31, 2001.

      You should review this information together with the information under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, including the related notes, contained herein. The results for past periods are not necessarily indicative of results that may be expected for future periods.

	Predecessor
	Company(1)	Successor Company(2)

				Nine Months Ended
	Year Ended	Year Ended December 31,		September 30,
	December 31,
	2001	2002	2003	2003	2004

	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenues	$383,482	$316,907	$378,675	$285,348	$292,077
Cost of sales — product	(348,726)	(296,622)	(340,804)	(251,714)	(260,928)
Cost of sales — derivatives	10,725	12,877	(20,999)	(20,999)	—

Total cost of sales	(338,001)	(283,745)	(361,803)	(272,713)	(260,928)

Gross profit	45,481	33,162	16,872	12,635	31,149
Selling, general and administrative expenses	(41,861)	(23,893)	(23,204)	(20,040)	(20,381)
Change in fair value of derivatives	(110,837)	23,566	87,271	87,271	—
Asset impairment	(3,881)	(16,941)	(40,818)	(40,818)	—
Other items	(9,057)	(3,143)	(340)	446	(3,440)

Operating income (loss)	(120,155)	12,751	39,781	39,494	7,328
Interest expense, net (contractual interest expense for 2001: $57,728)	(36,010)	(18,891)	(19,064)	(14,185)	(13,781)
Reorganization items	(6,499)	—	—	—	—
Fresh-start adjustments	(106,919)	—	—	—	—
Debt forgiveness income	423,051	—	—	—	—
Other income (expense), net	1,169	602	(5,816)	(4,534)	(1,113)

Income (loss) before income taxes	154,637	(5,538)	14,901	20,775	(7,566)
Income tax (expense) benefit	(11,862)	781	3,286	2,602	1,789

Net income (loss)	$142,775	$(4,757)	$18,187	$23,377	$(5,777)

Income (loss) per share:
Basic	$12.37	$(0.48)	$1.82	$2.34	$(0.58)
Diluted	12.37	(0.48)	1.79	2.31	(0.58)

	Predecessor
	Company(1)	Successor Company(2)

				Nine Months Ended
	Year Ended	Year Ended December 31,		September 30,
	December 31,
	2001	2002	2003	2003	2004

	(in thousands, except per share data)
Weighted average number of shares outstanding:
Basic	11,538	10,000	10,002	10,002	10,032
Diluted	11,538	10,000	10,169	10,126	10,032
Consolidated Cash Flow Data:
Net cash flows from operating activities	$32,906	$250	$14,261	$17,735	$18,806
Net cash flows from investing activities	(12,879)	(8,568)	(9,998)	(6,179)	(6,144)
Net cash flows from financing activities	(21,489)	6,392	(5,367)	(10,329)	(11,468)
Consolidated Balance Sheet Data (end of period):
Total current assets	$247,650	$80,696	$61,471	$68,843	$69,427
Total assets	706,912	474,146	339,000	348,728	333,644
Total debt	212,598	228,575	222,288	218,280	210,932
Total stockholders’ equity	10,527	1,252	18,990	24,636	13,704
Other Information:
EBITDA(3)	$237,457	$38,279	$55,516	$51,011	$26,125

(1)	The term “Predecessor Company” refers to Pioneer as it existed prior to our emergence from bankruptcy on December 31, 2001.

(2)	The term “Successor Company” refers to Pioneer after adopting fresh-start accounting.

(3)	EBITDA (a non-GAAP financial measure) is calculated as net income before interest expense, income taxes, depreciation and amortization. The body of accounting principles generally accepted in the United States is commonly referred to as “GAAP.” For this purpose a non-GAAP financial measure is generally defined by the SEC as one that purports to measure historical and future financial performance, financial position or cash flows, but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measures. We have included EBITDA in this prospectus supplement because our management believes that it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry, some of which present EBITDA when reporting their results. Management also believes that EBITDA is a useful tool for measuring our ability to meet our future debt service, capital expenditures and working capital requirements, and EBITDA is commonly used by us and our investors to measure our ability to service indebtedness. EBITDA is not a substitute for the GAAP measures of earnings or of cash flow and is not necessarily a measure of our ability to fund our cash needs. In addition, it should be noted that companies calculate EBITDA differently and, therefore, EBITDA as presented in this prospectus supplement may not be comparable to EBITDA reported by other companies. EBITDA has material limitations as a performance measure because it excludes (1) interest expense, which is a necessary element of our costs and ability to generate revenues because we have borrowed money to finance our operations, (2) depreciation, which is a necessary element of our costs and ability to generate revenues because we use capital assets and (3) income taxes, which is a necessary element of our operations. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA only supplementally. The following table reconciles EBITDA to net income (loss) and to cash flow from operating activities.

Reconciliation of EBITDA to Net Income (Loss) and

to Net Cash Flow from Operating Activities

	Predecessor
	Company	Successor Company

		Year Ended		Nine Months Ended
	Year Ended	December 31,		September 30,
	December 31,
	2001	2002	2003	2003	2004

	(in thousands, except per share data)
EBITDA	$237,457	$38,279	$55,516	$51,011	$26,125
Less:
Income tax benefit (expense)	(11,862)	781	3,286	2,602	1,789
Interest expense, net	(36,010)	(18,891)	(19,064)	(14,185)	(13,781)
Depreciation and amortization	(46,810)	(24,926)	(21,551)	(16,051)	(19,910)

Net Income (loss)	142,775	(4,757)	18,187	23,377	(5,777)

Fresh-start adjustments	106,919	—	—	—	—
Debt forgiveness income	(423,051)	—	—	—	—
Depreciation and amortization	46,810	24,926	21,551	16,051	19,910
Provision for (recovery of) losses on accounts receivable	2,848	(848)	1,296	1,257	(776)
Deferred tax benefit	11,810	(781)	(3,142)	(2,603)	(1,789)
Derivatives — cost of sales and change in fair value	100,112	(36,443)	(66,272)	(66,272)	—
Gain from early extinguishments of debt	—	—	—	(420)	—
Loss (gain) on disposals of assets	(29)	(1,324)	761	—	258
Asset impairment	3,881	16,941	40,818	40,818	—
Currency exchange (gain) loss	(663)	(92)	5,825	4,536	1,180
Changes in operating assets and liabilities	41,494	2,628	(4,763)	991	5,454
Other	—	—	—	—	346

Net cash flows from operating activities	$32,906	$250	$14,261	$17,735	$18,806

EBITDA has not been adjusted to exclude the effect of the following items:
Fresh-start adjustments	$106,919	$—	$—	$—	$—
Debt forgiveness income	(423,051)	—	—	—	—
Derivatives — cost of sales and change in fair value	100,112	(36,443)	(66,272)	(66,272)	—
Asset impairment	3,881	16,941	40,818	40,818	—
Other items	9,057	3,143	340	(446)	3,440
Currency exchange (gain) loss	(663)	(92)	5,825	4,536	1,180
Environmental charge	—	—	9,529	9,529	—

RISK FACTORS

      The following should be considered carefully with the information provided elsewhere in this prospectus supplement, the accompanying prospectus and the documents we incorporate by reference in reaching a decision regarding an investment in our common stock.

Risks Related to Our Business

Our operating results could be negatively affected during economic downturns and by declines in the average selling prices of our products, particularly declines in the ECU netback. In addition, contractual provisions in our customer contracts may prevent us from realizing the full extent of strengthening ECU prices.

      The businesses of most of our customers are, to varying degrees, cyclical and have historically experienced periodic downturns. These economic and industry downturns have been characterized by diminished product demand, excess manufacturing capacity and, in most cases, lower average selling prices. Therefore, any significant downturn in our customers’ markets or in global or domestic economic conditions could result in a reduction in demand for our products and could materially adversely affect our results of operations and financial condition. As a result of the depressed economic conditions beginning in the fourth quarter of 2000 and continuing throughout 2001 and into 2002, our vinyls, urethanes and pulp and paper customers had lower demand for our chlor-alkali products, although demand from the vinyl and urethane industries increased during the latter half of 2002. There was strong demand for chlorine in the first quarter of 2003, principally from the vinyls sector, but later in the year caustic soda demand weakened, and it continued to weaken in the first quarter of 2004. Since the first quarter of 2004 through the date of this prospectus supplement, demand for both caustic soda and chlorine has strengthened. However, any decline in domestic economic conditions could materially adversely affect demand for our products in the future.

      Although we sell only a small percentage of our products directly to customers abroad, a large part of our financial performance is dependent upon economies beyond the United States and Canada. Our customers sell a portion of their products abroad and we import caustic soda from overseas for sales to domestic customers. As a result, our business is affected by general economic conditions and other factors beyond the United States and Canada, including fluctuations in interest rates, market demand, labor costs, energy costs and other factors beyond our control. The demand for our customers’ products, and therefore, our products, as well as the domestic supply of caustic soda, is directly affected by such fluctuations. Our historical operating results reflect the cyclical nature of the chemical industry. As discussed above, we experience cycles of fluctuating supply and demand in our chlor-alkali products business, which results in changes in selling prices. Periods of high demand, tight supply and increasing operating margins tend to result in increased capacity and production until supply exceeds demand, generally followed by periods of oversupply and declining prices. As the U.S. and world economies deteriorated in 2001 and early 2002, the chlor-alkali industry experienced a period of oversupply because of lower industry demand for both chlorine and caustic soda. That in turn led to a reduction in industry capacity, including the termination of production at our own Tacoma chlor-alkali facility. Beginning in mid-2002, a combination of higher demand and reduced industry capacity resulted in increases in the price of an electrochemical unit (which we refer to as an ECU, consisting of 1.1 tons of caustic soda and 1 ton of chlorine). Demand for both chlorine and caustic soda was strong in the first quarter of 2003. Strong demand for chlorine in the first quarter of 2003, principally from the vinyls sector, coupled with lower industry profitability due to high energy costs, led to price increases for both chlorine and caustic soda effective on April 1, 2003. These increases yielded a three-year high ECU netback in the second quarter of 2003. No further price increases were implemented in 2003 and the average ECU netback declined in the third quarter of 2003, and further eroded to $366 in the fourth quarter of 2003, as caustic soda prices declined because of soft demand and seasonal plant shutdowns and curtailed production at some of our major customers. Our ECU netback declined further in the first quarter of 2004, to $339. Strong demand for both products has resulted in price increases in 2004, and our ECU netback was $409 for the third quarter of 2004.

      When demand for chlorine is high and the industry operating rate increases as a result, an increase in the supply of both chlorine and caustic soda occurs since chlorine and caustic soda are produced in a fixed ratio. In that event the price of caustic soda may be depressed if there is insufficient demand for the increased supply. This imbalance may have the short-term effect of limiting our operating profits as improving margins in chlorine may be offset by declining margins in caustic soda. When demand for chlorine declines to a level below plant operational capacity and available storage is filled, production operations must be curtailed, even if demand for caustic soda has increased. This imbalance may also have the short-term effect of limiting our operating profits as improving margins in caustic soda may be offset by both declining margins in chlorine and the reduced production of both products. When substantial imbalances occur, we will often be forced to reduce prices or take actions that could have a material adverse effect on our results of operations and financial condition.

      Most of our customers consider price one of the most significant factors when choosing among the various suppliers of chlor-alkali products. We have limited ability to influence prices in this large commodity market. Decreases in the average selling prices of our products could have a material adverse effect on our profitability. While we strive to maintain or increase our profitability by reducing costs through improving production efficiency, emphasizing higher margin products, and controlling selling and administration expenses, these efforts are usually not sufficient to offset fully the effect of declining ECU prices on operating results.

      Because of the cyclical nature of our business, our pricing or profitability in the future may not be comparable to any particular historical period. The chlor-alkali industry may experience adverse trends in the future which could materially adversely affect our results of operations and financial condition.

      Most of the chlorine and caustic soda that we sell to customers is sold under contracts with varying terms and conditions. As of October 25, 2004, we had contracts that will be in effect on January 1, 2005, covering the anticipated sale of an annual total of approximately 520,000 tons of chlorine and caustic soda (including equivalent amounts that will be sold as bleach or hydrochloric acid), and that are subject to contractual provisions that will restrict or eliminate our ability to increase the ECU netback we will receive for the amount of product that is sold under the contracts.

Higher energy prices can impair our ability to produce chlor-alkali products economically, and, in the event that we cannot control these and other costs, our results of operations and financial condition could be materially adversely affected.

      Energy costs comprise the largest component of the raw material costs associated with producing chlor-alkali products. As a result, and because we have limited ability to influence pricing, as discussed under “Prospectus Supplement Summary — Pricing” and under the previous risk factor, increases in the cost of energy could materially adversely affect our results of operations and financial condition and may cause our production of chlor-alkali products to become uneconomical. Increases in natural gas prices directly increase our cost of operations at our facilities in St. Gabriel and Henderson, which procure their power from sources that rely on natural gas to generate power. Natural gas-based power has generally been more costly than hydropower and has experienced greater price volatility than hydropower. The current contract for supply of power to our Henderson facility terminates in 2006, and, in the absence of an extension of the term, it will be necessary to seek an alternative arrangement for the purchase of power for our Henderson facility. Any such arrangement might involve greater costs. To the extent our competitors are able to secure less expensive power than we are due to their geographic location or otherwise, we may be at a competitive disadvantage. We are unable to predict the future impact that energy prices may have on the results of our operations.

      In addition, although we have made significant efforts to control our costs of operation through Project STAR (see “Prospectus Supplement Summary — Recent Developments — Cost-Reduction Measures”) which involves the design, development and implementation of uniform and standardized systems, processes and policies to improve our management, sales and marketing, production, process efficiency, logistics and material management and information technology functions, the total savings that we anticipate may not materialize. In the event that our cost reduction efforts are less than fully successful, our results of operations and financial condition could be materially adversely affected.

The restrictive terms of our indebtedness may limit our ability to grow and compete.

      Our operating flexibility is limited by covenants contained in our debt instruments, including our Senior Guaranteed Notes, Senior Floating Notes, 10% Senior Secured Guaranteed Notes due December 2008 (the “10% Senior Secured Notes” and together with the Senior Guaranteed Notes and Senior Floating Notes, the “Senior Notes”) and our Loan and Security Agreement, dated as of December 31, 2001, as amended, among PCI Canada, Pioneer Americas, the lenders that are signatories thereto and Wells Fargo Foothill, Inc. (the “Revolver”), that limit our ability to incur additional indebtedness, prepay or modify debt instruments, create additional liens upon assets, guarantee any obligations, sell assets and make dividend payments. The covenants contained in our debt instruments could limit our ability to grow and compete.

      Our Revolver requires us to generate a specified amount of net earnings before extraordinary gains, the effects of the derivative instruments excluding derivative expenses paid by us, interest, income taxes, depreciation and amortization (referred to as “Lender-Defined EBITDA”). We may not generate the necessary level of Lender-Defined EBITDA, and our failure to do so would constitute a default under the Revolver, unless the lenders agree to waive the default. A default, if not waived, would have a material adverse effect on our business, financial condition and results of operations. A default under our Revolver, which would also constitute a default under our Senior Notes, would give the lenders under the Revolver and the holders of the Senior Notes the right to accelerate all indebtedness outstanding thereunder. This would cause us to suffer a rapid loss of liquidity and we would lose the ability to operate on a day-to-day basis. In addition, the lenders under our Revolver may refuse to make further advances if a material adverse change in our business, prospects, operations, results of operations, assets, liabilities or condition (financial or otherwise) has occurred.

      Our Senior Guaranteed Notes and Senior Floating Notes (collectively, the “Tranche A Notes”) provide that, within 60 days after each calendar quarter through 2006, Pioneer Americas is required to redeem and prepay the greater of (a) an amount determined on the basis of Pioneer Americas’ net income before extraordinary items, net other income, interest, income taxes, depreciation and amortization (“Tranche A Notes EBITDA”), and (b) an amount determined on the basis of our excess cash flow and average liquidity, as defined. With respect to Tranche A Notes EBITDA, the amount that is to be redeemed and prepaid is (1) $2.5 million of Senior Guaranteed Notes and Senior Floating Notes if our Tranche A Notes EBITDA for such calendar quarter is $20.0 million or more but less than $25.0 million, (2) $5 million of Tranche A Notes if our Tranche A Notes EBITDA for such calendar quarter is $25.0 million or more but less than $30.0 million and (3) $7.5 million of Tranche A Notes if our Tranche A Notes EBITDA for such calendar quarter is $30.0 million or more, in each case plus accrued and unpaid interest to the date of redemption and prepayment. If our excess cash flow for specified periods, when multiplied by a percentage determined by reference to our average liquidity for the applicable period, is greater than the applicable principal amount above, then we must redeem and prepay the indicated principal amount of Tranche A Notes. As a consequence of these redemption and prepayment requirements, we will not be able to apply any significant amount of our income from operations to the expansion of our business or otherwise until we have redeemed and prepaid the Tranche A Notes. In addition, we may be required to redeem and prepay some or all of the Tranche A Notes as a result of non-cash transactions.

      We are not permitted to refinance the outstanding aggregate principal amount of 10% Senior Secured Notes before December 31, 2005. Pursuant to the terms of the indenture governing those notes, we would be required to pay a 5% redemption premium for any refinancing during 2006 and a 2.5% redemption premium for any refinancing during 2007.

Our cash flow from operations may not be sufficient to fund our capital needs in the future.

      Our ability to generate sufficient cash flow from operations in order to make scheduled payments on our debt and to satisfy our other obligations depends on a range of economic, competitive and business factors, many of which are outside our control. Our business may not generate sufficient cash flow from operations to meet these demands. If we are unable to pay our expenses and satisfy our debt obligations, we may need to refinance all or a portion of our indebtedness, sell assets or raise additional equity. In addition, we may need to raise additional capital or undertake additional financing in order to maintain and grow our operations in order to remain competitive in our industry.

      As of September 30, 2004, we had approximately $204.4 million of indebtedness, including the Revolver, which expires in December 2006, the Tranche A Notes which are due in December 2006 and the 10% Senior Secured Notes due in December 2008. As of September 30, 2004, our borrowings under our Revolver were $6.8 million. The Revolver has a $30 million commitment and a borrowing base restriction. To the extent that we continue to need access to this amount of committed credit, it will be necessary to extend or replace our Revolver on or before its expiration in 2006.

      The cash that we will generate from our operations might not be sufficient to repay the Revolver and the Tranche A Notes when they are due in December 2006. However, should recent improvements in product margins be sustained, the cash that we will generate from our operations might be sufficient to repay the obligations outstanding under the Revolver and the Tranche A Notes on or before their maturities in December 2006. We do not anticipate that the cash that we will generate from our operations will be sufficient to repay the 10% Senior Secured Notes when they are due in December 2008. To the extent that we are unable to repay any such indebtedness when due, it would be necessary to refinance the indebtedness, issue new equity or sell assets. The terms of any new borrowings could impose significant additional burdens on our financial condition and operating flexibility, and the issuance of new equity securities could dilute the value of our outstanding common stock and the value of the shares sold in this offering.

      The success of our future financing efforts may depend on many factors, including but not limited to:

•	the current and future outlook for the chlor-alkali business;

•	general economic and capital market conditions;

•	the availability of credit from banks and other financial institutions;

•	investor confidence in us and the market in which we operate;

•	market expectations regarding our future earnings and probable cash flows;

•	market perceptions of our ability to access capital markets on reasonable terms; and

•	provisions of relevant tax and securities laws.

      We may not be able to refinance any of our indebtedness, raise equity on commercially reasonable terms or at all, or sell assets, and any of such eventualities could cause us to default on our obligations, impair our liquidity and restrict our ability to continue our operations as currently conducted and to compete in the future. Our inability to generate sufficient cash flow to satisfy our debt obligations, or to refinance our obligations on commercially reasonable terms, could materially adversely affect our results of operations and financial condition. Under those circumstances, we would have to take appropriate action including restructuring or reorganizing all or a portion of our indebtedness, deferring payments on our debt, selling assets, incurring additional debt or issuing additional equity or taking other actions, including seeking protection under Chapter 11 of the U.S. Bankruptcy Code and under Canada’s Companies Creditors’ Arrangement Act.

We face industry credit risks from concentration of customer base.

      For the nine-months ended September 30, 2004, approximately 24% of our revenues was generated by sales of products for use in the pulp and paper industry. Poor economic conditions affecting that industry could adversely affect our customers in that industry and could therefore affect the collectibility of amounts due to us and reduce future demand for our products from such customers. Therefore, stress on the pulp and paper industry could materially adversely affect our results of operations and financial condition.

Future uncertainty regarding our financial condition could adversely impact our relationship with our suppliers and customers.

      Our day-to-day operations involve trade credit with both our customers and our suppliers. Future market conditions and other business factors, including any uncertainties with respect to our future financial condition, could cause our suppliers and customers to restrict the terms on which they do business with us. As a result, we could face liquidity issues that could adversely affect our financial condition and results of operations. There can be no assurances with respect to any actions that our suppliers or customers might take in this regard.

We face competition from other chemical companies, which could adversely affect our revenues and financial condition.

      The chlor-alkali industry in which we operate is highly competitive. We encounter competition in price, delivery, service, performance, and product recognition and quality, depending on the product involved. Many of our competitors are significantly larger than us and have greater financial resources and lower debt-to-equity ratios than we do. Additionally, some of our competitors have chlor-alkali manufacturing facilities that are larger and more cost-effective than our facilities. Among our competitors are two of the world’s largest chemical companies, Dow and OxyChem. Because of their greater financial resources and manufacturing economies of scale, these and other larger companies in our industry may be better able to withstand severe price competition and volatile market conditions.

We have ongoing environmental costs and we may be exposed to environmental liabilities that are not currently reserved for in our financial statements.

      The nature of our operations and products and the raw materials that we handle expose us to a risk of liabilities or claims with respect to environmental matters. We have incurred and will continue to incur significant costs and capital expenditures in complying with environmental laws and regulations in the United States and Canada.

      The ultimate costs and timing of environmental liabilities are difficult to predict. Liability under environmental laws relating to contaminated sites can be imposed retroactively and on a joint and several basis. One liable party could be held responsible for all costs at a site, regardless of fault, percentage of contribution to the site or the legality of the original disposal. We could incur significant costs, including cleanup costs, natural resources damages, civil or criminal fines and sanctions and third-party claims, as a result of past or future violations of, or liabilities under, environmental laws. In addition, future events, such as changes to or more rigorous enforcement of environmental laws, could require us to make additional expenditures, modify or curtail our operations or install pollution control equipment.

      In December 2003 the Environmental Protection Agency adopted hazardous air pollutant emissions limitations for mercury-cell chlor-alkali facilities, which would apply to our St. Gabriel facility. The new regulations would require us to implement various measures at the St. Gabriel facility over a three-year period that are designed to reduce mercury emissions. The measures include installing additional emission monitoring systems, adopting more stringent work practices and conducting more frequent operating and maintenance checks and repairs, at a total estimated cost to us of approximately $3.0 million. Of that amount, we have already spent approximately $1.7 million over the last two years in anticipation of the new requirements. Environmental groups have challenged the new regulations, contending that the EPA should reconsider its rules and adopt new standards that bar the use of mercury for chlorine production. In response, the EPA has decided to reconsider the new regulations, although the timetable for the reconsideration has not yet been established.

      Additionally, the Department of Environmental Quality of the State of Louisiana recently initiated a program with goals of continual reduction in the use and release of mercury in the state and the minimization of human exposure to mercury through improved communication, management, research, collection, recycling and disposal. We could incur substantial capital expenditures and/or expenses in meeting any new emissions limitations and standards that result from the EPA’s regulatory process or the State of Louisiana’s initiatives.

      In order to reassess our environmental obligations and to update an independent environmental analysis conducted in 2000, we commissioned a study of environmental concerns at all of our plants during 2003 that identified a number of conditions that have changed since the 2000 environmental analysis, including, but not limited to, flexibility in regulatory agency guidance, increased knowledge of site conditions, the use of alternative remediation technologies, post-acquisition contamination not covered under existing environmental indemnity agreements and the inherent risk of disputes under some of the indemnity agreements due to passage of time. Based on the study, we estimated our total environmental remediation liabilities to be $21.0 million, of which $3.2 million is subject to indemnity claims against a previous owner. As a result, we recorded an environmental charge of $9.5 million in the first quarter of 2003, and as of December 31, 2003 and September 30, 2004, our total estimated environmental liabilities were $20.5 million and $20.3 million, respectively. At some of our locations, regulatory agencies are considering whether additional actions are necessary to protect or remediate surface or groundwater resources. We could be required to incur additional costs to construct and operate remediation systems in the future. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Environmental Liabilities.”

      We are entitled to indemnification in varying degrees by third parties for particular environmental costs and liabilities associated with real property that we have acquired. We could incur significant costs, including costs of litigation, if an indemnifying party is unable or unwilling to fulfill its obligation to indemnify us, if any of such agreements is terminated or if the coverage limits under any of such agreements is inadequate.

Our facilities are subject to operating hazards that may disrupt our business.

      We are dependent upon the continued safe operation of our production facilities. Our production facilities are subject to hazards associated with the manufacture, handling, storage and transportation of chemical materials and products, including leaks and ruptures, chemical spills or releases, pollution, explosions, fires, inclement weather, natural disasters, unscheduled downtime and environmental hazards. From time to time in the past, incidents have occurred at our plants, including particularly hazardous chlorine releases, that have temporarily shut down or otherwise disrupted our manufacturing, causing production delays and resulting in liability for injuries. We believe our operating and safety procedures are consistent in all material respects with those established by the chemical industry as well as those recommended or required by federal, state and local governmental authorities. However, we may experience these types of incidents in the future and these incidents could result in production delays or otherwise could materially adversely affect our results of operations and financial condition.

      We maintain general liability insurance and property and business interruption insurance with coverage limits we believe are appropriate. However, because of the nature of industry hazards, liabilities for pollution and other damages arising from a major occurrence may exceed insurance coverage or policy limits and adequate insurance may not be available at reasonable rates in the future.

Our executive officers and other key personnel are critical to our business, and they may not remain with us in the future, which could hurt our business.

      Our success will depend to a significant extent on the continued service of our executive officers and other key employees. If we lose the services of one or more of our executives or key employees, our business and ability to implement our business objectives successfully could be harmed, particularly if one or more of our executives or key employees decided to join a competitor or otherwise compete directly with us.

Labor disputes under our collective bargaining agreements may disrupt our business.

      As of September 30, 2004, approximately 44% of our employees are employed under the terms of collective bargaining agreements. Two of our collective bargaining agreements will expire in 2005, two of them will be expiring in 2006 and three of these agreements will be expiring in 2007 or beyond. In the future we could be involved in labor disputes in connection with the renegotiation of these agreements or otherwise that could lead to strikes or work stoppages, and the resulting production delays could have a material adverse effect on our business, financial condition or results of operations.

The production and shipping of our products may be disrupted by various events.

      We ship a large portion of the hazardous chemicals that we produce by railcar, and the rail transportation system in the United States and Canada is subject to various hazards that are beyond our control, such as derailments, weather-related delays or disruptions resulting from labor disputes. The U.S. transportation system is currently the subject of intensified examination as a result of the risk of terrorist activities, and procedures that may be adopted to deal with that risk may make the distribution of our products more difficult and expensive. The implementation of any such procedures could have a material adverse effect on our business, financial condition or results of operations. In addition, the rail transportation system in the United States is currently experiencing a shortage of capacity in conjunction with an increase in demand. If such shortages of capacity or increases in demand occur or continue to occur in the future, the production and shipping of our products may be delayed and such delay may adversely affect our business.

      Since September 11, 2001, the chemical industry has responded to the issues surrounding the terrorist attacks by starting new initiatives relating to the security of chemical industry facilities. Chemical manufacturing facilities may be at increased risk of future terrorist attacks. Additionally, federal, state and local governments have begun a regulatory process that could lead to new regulations impacting the security of chemical industry facilities. Our business or our customers’ businesses could be adversely affected due to the cost of complying with new regulations.

We are exposed to the financial effects of currency translation, which are subject to economic forces beyond our control.

      A portion of our sales and expenditures are denominated in Canadian dollars, and accordingly, our results of operations and cash flows are affected by fluctuations in the exchange rate between the U.S. dollar and the Canadian dollar. Future changes in the relative value of the U.S. dollar against the Canadian dollar will impact our results of operations.

Availability of our net operating loss carryforwards may be limited by the Internal Revenue Code, which could adversely affect our after-tax cash flow in future periods.

      As of December 31, 2003, we had, for income tax purposes, approximately $268.0 million of net operating loss carryforwards. Approximately $68.0 million of the NOLs (the “Successor Company NOLs”) generated in 2003 and 2002 will expire in 2022 and 2023 and are not currently subject to the limitation discussed below. The remaining $200.0 million of NOLs (the “Predecessor Company NOLs”), which expire from 2009 to 2021, were generated prior to our emergence from bankruptcy on December 31, 2001. An additional $24.0 million of Canadian NOLs generated in 2003 and 2002 are not subject to the limitation discussed below, and expire in 2009 and 2010.

      Under Section 382 of the Internal Revenue Code, if a corporation undergoes an “ownership change” (generally defined as a greater than 50% change (by value) in its equity ownership over a three-year period), the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes against its post-change income is limited (the “Section 382 Limitation”). As a result of our emergence from bankruptcy and changes in the ownership of our common stock in 2001, the utilization of the Predecessor Company NOLs is subject to the Section 382 Limitation.

      In addition, although no definite determination can be made at this time, there is a possibility that we may experience an ownership change as a result of shifts in our stock ownership, much of which is concentrated in the hands of a few stockholders. See “— The concentrated ownership of our common stock may have the effect of delaying or preventing a change of control of our company”. Any such ownership change, if realized, could restrict the use of Successor Company NOLs generated prior to such ownership change, thereby adversely affecting our after-tax cash flow in future periods.

We are dependent upon a limited number of key suppliers.

      The production of chlor-alkali products principally requires electricity, salt and water as raw materials, and if the supply of such materials were limited or a significant supplier failed to meet its obligations under our current supply arrangements, we could be forced to incur increased costs which could have a material adverse effect on our financial condition, results of operations or cash flows.

The concentrated ownership of our common stock may have the effect of delaying or preventing a change of control of our company.

      As of November 30, 2004, based on information that we have obtained from filings with the SEC, Cannell Capital LLC, James D. Bennett, Merrill Lynch and Co., Inc., Bruce S. Kovner and Caxton Associates, L.L.C., and Putnam LLC owned approximately 15.5%, 6.9%, 5.3%, 5.2% and 5.0%, respectively, of the outstanding shares of our common stock. As a result, these beneficial owners, to the extent they act together, will be in a position to significantly influence the outcome of matters requiring a stockholder vote, including the election of directors, the adoption or amendment of provisions in our certificate of incorporation or bylaws and the approval of mergers and other significant corporate transactions. This concentrated ownership of our common stock may have the effect of delaying or preventing a change of control of our company.

Risks Relating to this Offering

Our stock price may continue to be volatile and could decline following this offering.

      Historically, the market price of our common stock has been extremely volatile. From December 31, 2001 through November 30, 2004, the market price of our common stock has ranged from $0.96 to $24.20. The trading price of our common stock is expected to continue to be subject to substantial volatility in response to numerous factors, including without limitation, publicity regarding actual or potential results with respect to annual and quarterly variances in operating results, changes in ECU prices, changes in energy prices, competition, changes in financial estimates by securities analysts, any differences in actual results and results expected by investors and analysts, investor perception of our favorable or unfavorable prospects and other events or factors. In addition, the stock market has experienced and continues to experience significant price and volume volatility that has affected the market price of equity securities of many companies. This volatility has often been unrelated to the operating performance of those companies. Market fluctuations may adversely affect the market price of our common stock.

Future sales of our common stock could adversely affect our stock price.

      Substantial sales of our common stock in the public market following this offering, or the perception by the market that those sales could occur, could lower our stock price. These sales could include sales of shares of our common stock by the large stockholders discussed above under “— Risks Related to Our Business — The concentrated ownership of our common stock may have the effect of delaying or prevent a change of control of our company.” We cannot predict if future sales of our common stock, or the availability of our common stock for sale, will harm the market price for our common stock.

FORWARD-LOOKING STATEMENTS

      This document and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus contain both historical and forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include the information concerning possible or assumed future results of operations of Pioneer, including projections and estimates concerning the timing and success of specific projects and our future prices, liquidity, backlog, debt levels, production, revenue, income, expenses, product margins, cash flows, capital spending and pension contributions.

      Forward-looking statements in this prospectus supplement and the accompanying prospectus or in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus are identifiable by use of the following words and other similar expressions, among others:

• “anticipate,”

• “believe,”
• “budgeted,”
• “could,”
• “estimate,”
• “expect,”
• “forecast,”
• “intend,”
• “may,”
• “might,”
• “plan,”
• “potential,”
• “predict,”
• “goal,”
• “project,” and
• “should.”

      Many factors outside our control, including the following, could affect the future results of our operations, and could cause those results to differ materially from those expressed in the forward-looking statements included in this document or incorporated by reference:

•	general economic, business and market conditions, including economic instability or a downturn in the markets served by us;

•	the cyclical nature of our product markets and operating results;

•	competitive pressures affecting selling prices and volumes;

•	the supply/demand balance for our products, including the impact of industry capacity;

•	the occurrence of unexpected manufacturing interruptions and outages, including those occurring as a result of production hazards;

•	failure to comply with financial covenants contained in our debt instruments;

•	inability to make scheduled payments on or refinance our indebtedness;

•	loss of key customers or suppliers;

•	increased prices for raw materials, including electricity;

•	disruption of transportation or higher than expected transportation or logistics costs;

•	environmental costs and other expenditures in excess of those projected;

•	changes in laws and regulations inside or outside the United States;

•	uncertainty with respect to interest rates and fluctuations in currency exchange rates;

•	limitations on our NOL utilization;

•	the outcome of the operational efficiency project that we began implementing in the first quarter of 2004;

•	our ability to effect the sale of certain excess land and water rights at our Henderson facility; and

•	the occurrence of extraordinary events, such as the attacks on the World Trade Center and the Pentagon that occurred on September 11, 2001, or the war in Iraq.

      The above factors are in addition to those factors discussed in this prospectus supplement and the accompanying prospectus under “Risk Factors” and in the documents that we include in or incorporate by reference into this prospectus supplement and the accompanying prospectus, including our Annual Report on Form 10-K for the fiscal year ended December 31, 2003 and our subsequent filings with the Securities and Exchange Commission (the “SEC”). You should not place undue reliance on forward-looking statements.

Each forward-looking statement speaks only as of the date of the particular statement, and we undertake no obligation to publicly update or revise any forward-looking statements.

USE OF PROCEEDS

      We estimate that we will receive net proceeds of approximately $20.3 million from the offering, after deducting estimated expenses. See “Underwriting.” If the underwriter exercises its over-allotment option in full, we estimate that our net proceeds will be approximately $22.4 million, after deducting the underwriting discount and estimated expenses.

      We intend to use all of our net proceeds from this offering to (1) redeem a portion of our Senior Guaranteed Notes, which have a principal amount outstanding of $43.2 million as of September 30, 2004 and (2) redeem a portion of our Senior Floating Notes, which have a principal amount outstanding of $4.4 million as of September 30, 2004. The Senior Guaranteed Notes and the Senior Floating Notes are due in December 2006 and bear interest at variable rates based on the three-month London interbank offered rate (“LIBOR”) plus 3.5%.

      We have no current intent to issue additional common stock pursuant to the registration statement of which this prospectus supplement and the accompanying prospectus are a part.

DIVIDEND POLICY

      No cash dividends have been declared or paid during the three most recent fiscal years. We currently do not anticipate paying dividends on our common stock. The covenants in our Revolver and the indentures governing our Tranche A Notes and our 10% Senior Secured Notes (collectively, the “Senior Secured Debt”) prohibit the payment of dividends on our common stock, other than dividends payable solely in our common stock, for so long as any Senior Secured Debt remains outstanding. Unless we prepay amounts outstanding on our Senior Secured Debt, we will have borrowings outstanding thereunder until December 31, 2008. Any determination to declare or pay dividends out of funds legally available for that purpose after repayment of our Senior Secured Debt will be at the discretion of our board of directors and will depend on our future earnings, results of operations, financial condition, capital requirements, future contractual restrictions and other factors our board of directors deems relevant.

CAPITALIZATION

      The following table sets forth our cash and cash equivalents and our capitalization as of September 30, 2004 on an actual basis and as adjusted to reflect the consummation of this offering and the application of the net proceeds from this offering as described under “Use of Proceeds.” You should read this table in conjunction with “Prospectus Supplement Summary — Summary Financial Data,” “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere and incorporated by reference in this prospectus supplement.

	As of September 30, 2004

	Actual	As Adjusted

	(In thousands)
Cash and cash equivalents	$3,272	$3,272

Senior Secured Debt:
Senior Secured Floating Rate Guaranteed Notes, due December 2006, variable interest rates based on the three-month LIBOR rate plus 3.5% (“Senior Guaranteed Notes”)	$43,151	$24,734
Senior Floating Rate Term Notes, due December 2006, variable interest rates based on the three-month LIBOR rate plus 3.5% (“Senior Floating Notes”)	4,413	2,530
10% Senior Secured Guaranteed Notes, due December 2008 (“10% Senior Secured Notes”)	150,000	150,000
Revolving credit facility; variable interest rates based on U.S. prime rate plus a margin ranging from 0.5% to 1.25% or LIBOR plus a margin ranging from 2.50% to 3.25% expiring December 31, 2006, as amended (“Revolver”)	6,839	6,839
Other debt:
Unsecured, non-interest-bearing, long-term debt, denominated in Canadian dollars, original face value of $5.5 million (Cdn), payable in five annual installments of $1.0 million (Cdn) and a final payment of $0.5 million, beginning January 10, 2002, with an effective interest rate of 8.25%, net of unamortized discount of $0.1 million (Cdn) and $0.2 million (Cdn) at June 30, 2004 and December 31, 2003, respectively	1,817	1,817
Other notes, maturing in various years through 2014, with various installments, at various interest rates	4,712	4,712

Total debt, including current maturities of long-term debt	$210,932	$190,632

Stockholders’ equity:
Preferred stock, $.01 par value, authorized 10,000 shares, none issued or outstanding	—	—
Common stock, $.01 par value, authorized 50,000 shares, 10,049 shares issued and outstanding	100	110
Additional paid-in capital	11,432	31,722
Other comprehensive loss	(5,481)	(5,481)
Retained earnings	7,653	7,653

Total stockholders’ equity	13,704	34,004

Total capitalization	$224,636	$224,636

SELECTED FINANCIAL DATA

      The following selected financial data sets forth certain financial information as of and for each of the fiscal years and interim periods indicated. The data for the fiscal years ended December 31, 2001, 2002 and 2003 has been derived from our audited consolidated financial statements. The data for the nine months ended September 30, 2003 and 2004 has been derived from our unaudited consolidated financial statements. Certain amounts have been reclassified in prior years to conform to the current year presentation. No cash dividends were declared or paid for the periods presented below.

      The consolidated statements of operations information for the nine-month periods ended September 30, 2003 and 2004 and the years ended December 31, 2002 and 2003, and the consolidated balance sheet information at September 30, 2003 and 2004 and at December 31, 2001, 2002 and 2003, reflects the financial position and operating results after the effect of the plan of reorganization and the application of the principles of fresh-start accounting in accordance with the provisions of SOP 90-7. Accordingly, such financial information is not comparable to the historical financial information before December 31, 2001.

      The data set forth below should be read together with the information under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, including the related notes, contained herein. The results for past periods are not necessarily indicative of results that may be expected for future periods.

						Nine Months Ended
	Year Ended December 31,					September 30,

	1999	2000	2001	2002	2003	2003	2004

	Predecessor Company			Successor Company

	(Dollars in thousands, except per share data)
Statement of Operations Data:
Revenues	$354,421	$402,908	$383,482	$316,907	$378,675	$285,348	$292,077
Cost of sales — product(1)	(343,688)	(370,997)	(348,726)	(296,622)	(340,804)	(251,714)	(260,928)
Cost of sales — derivatives(2)	—	—	10,725	12,877	(20,999)	(20,999)	—

Gross profit	10,733	31,911	45,481	33,162	16,872	12,635	31,149
Selling, general and administrative expenses	(49,580)	(43,424)	(41,861)	(23,893)	(23,204)	(20,040)	(20,381)
Change in fair value of derivatives(2)	—	—	(110,837)	23,566	87,271	87,271	—
Asset impairment(3)	—	—	(3,832)	(16,941)	(40,818)	(40,818)	—
Other items(4)	—	—	(9,106)	(3,143)	(340)	446	(3,440)

Operating income (loss)	(38,847)	(11,513)	(120,155)	12,751	39,781	39,494	7,328
Interest expense, net(5)	(51,927)	(56,328)	(36,010)	(18,891)	(19,064)	(14,185)	(13,781)
Reorganization items(6)	—	—	(6,499)	—	—	—	—
Fresh-start adjustments(7)	—	—	(106,919)	—	—	—	—
Debt forgiveness income(8)	—	—	423,051	—	—	—	—
Other income (expense), net(9)	14,176	3,309	1,169	602	(5,816)	(4,534)	(1,113)

Income (loss) before income taxes	(76,598)	(64,532)	154,637	(5,538)	14,901	20,775	(7,566)
Income tax (expense) benefit(10)	26,214	(41,031)	(11,862)	781	3,286	2,602	1,789

Net income (loss)	$(50,384)	$(105,563)	$142,775	$(4,757)	$18,187	$23,377	$(5,777)

Net income (loss) per share:
Basic	$(4.38)	$(9.15)	$12.37	$(0.48)	$1.82	$2.34	$(0.58)

Diluted	$(4.38)	$(9.15)	$12.37	$(0.48)	$1.79	$2.31	$(0.58)

						Nine Months Ended
	Year Ended December 31,					September 30,

	1999	2000	2001	2002	2003	2003	2004

	Predecessor Company			Successor Company

	(Dollars in thousands, except per share data)
Other Financial Data:
Net cash flows from operating activities	$(52,349)	$13,137	$32,906	$250	$14,261	$17,735	$18,806
Net cash flows from investing activities	(15,159)	(15,819)	(12,879)	(8,568)	(9,998)	(6,179)	(6,144)
Net cash flows from financing activities	17,658	4,486	(21,489)	6,392	(5,367)	(10,329)	(11,468)
Capital expenditures	28,318	18,697	13,112	10,615	9,998	6,179	6,179
Depreciation and amortization	54,713	50,242	46,810	24,926	21,551	16,051	19,910
Balance Sheet Data:
Total assets	$680,606	$590,037	$706,912	$474,146	$339,000	$348,728	$333,644
Total long-term debt (exclusive of current maturities), and redeemable preferred stock(11)	600,223	9,586	208,701	207,463	203,803	203,918	202,239
Total Stockholders’ equity (deficit)	(26,702)	(132,324)	10,527	1,252	18,990	24,636	13,704

(1)	During March 2001, there was a 50% curtailment of the operations at our Tacoma chlor-alkali plant, and in March 2002, the Tacoma chlor-alkali plant was idled. In addition, Pioneer stopped amortizing goodwill effective January 1, 2002, in accordance with Statement of Financial Accounting Standards (“SFAS”) 142.

(2)	For information regarding derivatives transactions, see Note 2 to the audited consolidated financial statements.

(3)	Asset impairment includes a $40.8 million impairment of our Henderson facilities for 2003, a $16.9 million impairment relating to our Tacoma chlor-alkali facility in 2002 and $3.8 million of asset impairments in 2001.

(4)	For the full year ended 2003, other items included a loss of $0.8 million from disposition of assets partially offset by a gain of $0.4 million from early payment of debt. In 2002, other items predominantly included a $2.9 million severance charge and for the 2001 period included $9.1 million of severance expense and professional fees related to our financial reorganization incurred prior to the Chapter 11 filing on July 31, 2001. See Note 12 to the audited consolidated financial statements.

(5)	Interest expense for 2001 excludes contractual interest of $21.7 million, which was not recorded in accordance with SOP 90-7 as it related to compromised debt.

(6)	Reorganization items include legal and professional fees and expenses incurred subsequent to the Chapter 11 bankruptcy filings and executive retention bonuses, offset by gains from individually-negotiated settlements of certain pre-petition liabilities. See Note 3 to the audited consolidated financial statements.

(7)	For information regarding fresh-start adjustments, see Note 3 to the audited consolidated financial statements.

(8)	Debt forgiveness income of $423.1 million was recorded in 2001 as a result of the cancellation of debt pursuant to the plan of reorganization. See Note 3 to the audited consolidated financial statements.

(9)	Other income in 1999 includes a $12.0 million gain on the sale of our 15% partnership interest in Saguaro Power Company.

(10)	Income tax expense in 2000 includes a valuation allowance of $67.8 million reducing U.S. deferred tax assets to zero.

(11)	Because we were in default under various loan agreements on December 31, 2000, $597.7 million of debt outstanding under various agreements is classified as a current liability on our consolidated balance sheet at that date.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

      All statements in this prospectus supplement, other than statements of historical facts, including, without limitation, statements regarding our business strategy, plans for future operations and industry conditions, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to various risks, uncertainties and assumptions, including those we refer to under the heading “Forward-Looking Statements” of this prospectus supplement. Although we believe that the expectations reflected in such forward-looking statements are reasonable, because of the inherent limitations in the forecasting process, as well as the relatively volatile nature of the industries in which we operate, we can give no assurance that those expectations will prove to have been correct. Accordingly, evaluation of our future prospects must be made with caution when relying on forward-looking information.

Overview

      Pioneer Companies, Inc. and its subsidiaries have manufactured and marketed chlorine, caustic soda and related products in North America since 1988. We conduct our primary business through our operating subsidiaries: PCI Canada and Pioneer Americas.

      The production of chlor-alkali products principally requires salt, electricity and water as raw materials. Production rates for chlorine and caustic soda are generally set based upon demand for chlorine, because storage capacity for chlorine is both limited and expensive. When demand for chlorine is high and operational capacity is expanded accordingly, an increase in the supply of both chlorine and caustic soda occurs since chlorine and caustic soda are produced in a fixed ratio. As a result, the price of caustic soda is often depressed because there is insufficient demand for the increased supply. This imbalance may have the short-term effect of limiting our operating profits as improving margins in chlorine may be offset by declining margins in caustic soda. When demand for chlorine declines to a level below plant operational capacity and available storage is filled, production must be curtailed, even if demand for caustic soda has increased. This imbalance may also have the short-term effect of limiting our operating profits because improving margins for caustic soda may be offset by both declining margins for chlorine and the reduced production of both products. Our railcars can, under certain circumstances, be used to provide additional storage capacity.

      In 2003 approximately $23.4 million of our cost of sales-product was attributable to our salt requirements and approximately $78.0 million of our cost of sales-product was attributable to our power requirements. During the first nine months of 2004 approximately $20.2 million of our cost of sales-product was attributable to our salt requirements and approximately $56.3 million of our cost of sales-product was attributable to our power requirements. The cost and adequacy of our salt supplies are dependent on transportation cost and availability. Adequate water supplies are available at each of our operating locations. We procure most of our energy requirements from sources that rely on hydropower or natural gas. During 2003, our costs for power increased by $14.6 million from 2002, even though in 2002 we incurred $2.5 million of power costs at the Tacoma facility before it was idled early in the year. Our power costs in 2002 were $16.9 million lower than in 2001, with $14.2 million of the decrease attributable to idling the Tacoma facility. During the first nine months of 2004 our costs for power increased by $3.5 million from the corresponding period in 2003 primarily due to increased production. The energy costs associated with our production of chlor-alkali products can materially affect our results of operations since each one dollar change in our cost for a megawatt hour of electricity generally results in a corresponding change of approximately $2.75 in our cost to produce an ECU.

      Electric power for our Becancour and Dalhousie facilities is provided under public utility tariffs that are based to a substantial extent on lower-cost hydropower resources, which enables us to procure electricity at economical rates. The St. Gabriel facility, like many in the industry, uses electricity under a public utility tariff that is based primarily on natural gas resources and that typically costs more than electricity provided under contracts that rely on hydropower sources. Because all of the power requirements for our four chlor-alkali facilities, other than the power procured through the supply contract for our Henderson facility, are procured in regulated markets, our cost for power is primarily based on the underlying cost of producing such power as opposed to market rate pricing. As a result, our Canadian facilities, which procure power from sources that rely on hydropower, are generally able to obtain power at favorable rates that are relatively stable over time. Our U.S. facilities, which procure power from sources that rely on natural gas, will generally experience higher rates than for hydropower as prices are based on the underlying price of natural gas.

Settlement of Dispute with the Colorado River Commission of Nevada

      Electric power for our Henderson facility is primarily provided by the Colorado River Commission of Nevada, or “CRC,” under a new long-term supply contract. Variations in the cost of power used at our Henderson facility have a material impact on that facility’s cost structure. Beginning in 2001, we disputed our responsibility for certain contractual obligations that were undertaken by CRC. All of the conditions of a settlement of that dispute were satisfied on March 3, 2003. As a result of the settlement, which was effective as of January 1, 2003, we were released from all claims for liability with respect to electricity derivatives agreements, and all litigation with CRC was dismissed.

      Prior to the settlement with CRC, approximately 35% of the electric power supply for our Henderson facility was hydropower furnished under a low-cost, long-term contract with CRC, approximately 50% was provided under a supplemental supply contract with CRC, and the remaining 15% was provided under a long-term arrangement with a third party. The supplemental supply contract entered into in March 2001 set forth detailed procedures governing the procurement of power by CRC on our behalf.

      The dispute with CRC involved various derivative positions that were executed by CRC, purportedly for our benefit under the supplemental supply contract. The dispute arose prior to our bankruptcy proceedings, but was not resolved as a part of our plan of reorganization. The derivative positions consisted of contracts for the forward purchase and sale of electricity, as well as put and call options that were written for electric power. We disputed CRC’s contention that certain derivative positions were our responsibility, although we recognized a liability relating to certain transactions that we did not dispute.

      We had recorded estimated realized income and expense related to fulfilling or settling the obligations that could arise with respect to the derivatives transactions as a component of cost of sales, and we had recorded in “Other Assets” a net receivable from CRC of $21.0 million at December 31, 2002. The net receivable included $14.8 million of cash that CRC had collected in the form of premiums related to options that expired prior to December 31, 2002, but had not remitted to us. The remaining $6.2 million of the net receivable represented our estimate of CRC’s net proceeds from the settlement of certain derivatives positions on their delivery dates during 2002 that were not remitted to us.

      In accordance with the terms of the settlement, we assigned our low-cost, long-term hydropower contracts to the Southern Nevada Water Authority and entered into a new supply agreement with CRC. CRC now provides power to meet approximately 85% of our Henderson facility’s needs through purchases made on the open market, under an agreement with a term extending to December 31, 2006, although Pioneer and CRC may agree to extend the term. CRC retained all amounts of cash it had previously collected under the terms of the derivatives agreements, although $3 million of that amount was applied as a collateral deposit in satisfaction of a requirement under the new supply agreement.

      Although the settlement with CRC did not generate any cash proceeds for us, we recorded a net non-cash gain from the settlement of $66.3 million in the first quarter of 2003, arising from the reversal of the net liability of $87.3 million that we had recorded for the net mark-to-market loss on outstanding derivative positions and the $21.0 million receivable from CRC. See Note 4 to the unaudited consolidated financial statements. Due to the assignment of our long-term hydropower contracts to the Southern Nevada Water Authority and the resulting higher energy prices under the new supply agreement effective in 2003, we performed an impairment test and determined that the book value of the Henderson facility exceeded the undiscounted sum of future expected cash flows over the remaining life of the facility. We then calculated the estimated fair value of the facility by discounting expected future cash flows using a risk adjusted discount rate of 13%. Based on that analysis, we recorded an impairment charge of $40.8 million in the first quarter of 2003. During 2003 the facility cost approximately $4.4 million more than the same amount of hydropower resources would have cost under the previously existing hydropower contract.

Emergence from Bankruptcy

      The financial results for the twelve months ended December 31, 2001 were affected by our filing for reorganization under Chapter 11 of the U.S. Bankruptcy Code and a parallel filing under the Canadian Companies Creditors’ Arrangement Act on July 31, 2001 and our emergence from bankruptcy on December 31, 2001, the effective date of our plan of reorganization. Our post-emergence consolidated financial statements reflect results after the consummation of the plan of reorganization and the application of the principles of fresh-start accounting in accordance with the provisions of SOP 90-7. See Note 3 to the audited consolidated financial statements. The company as it existed prior to our emergence from bankruptcy (which we refer to as the “Predecessor Company”) and the successor company after adopting fresh-start accounting (which we refer to as the “Successor Company”) are different reporting entities and their consolidated financial statements are not comparable.

Critical Accounting Policies and Estimates

      We apply those accounting policies that we believe best reflect the underlying business and economic events, consistent with generally accepted accounting principles. Inherent in such policies are certain key assumptions and estimates that we have made. Our more significant accounting policies include those related to long-lived assets, accruals for long-term employee benefit costs such as pension, postretirement and other post-employment costs, revenue recognition, environmental liabilities, inventory reserves, allowance for doubtful accounts and income taxes.

      Long-Lived Assets. We evaluate long-lived assets for impairment whenever indicators of impairment exist. In addition to idling of production capacity, we consider product prices and energy costs to be key indicators in the evaluation of long-lived asset impairment. In accordance with SFAS 144, “Accounting for Impairment or Disposal of Long-Lived Assets,” long-lived assets and certain identifiable intangible assets to be held and used are reviewed for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The determination of recoverability of long-lived assets and certain other identifiable intangible assets is based on an estimate of undiscounted future cash flows resulting from the use of the asset or its disposition. During 2002 and 2003 we recognized asset impairments as a result of the idling of capacity at our Tacoma chlor-alkali plant and increased energy costs at our Henderson chlor-alkali plant. In accordance with SFAS 142, “Goodwill and Other Intangible Assets,” goodwill is evaluated using the discounted future cash flow estimates of the reporting unit to which the goodwill is identifiable. Using discounted cash flow methodology based on projections of the amounts and timing of future revenues and cash flows of PCI Canada, we determined that as of December 31, 2003 and 2002, our goodwill, all of which relates to PCI Canada, was not impaired. As a result, there was no change in the carrying value of goodwill of $84.1 million as of September 30, 2004 and December 31, 2003 and 2002.

      We believe that the accounting estimate related to asset impairment is a critical accounting estimate because it is highly susceptible to change from period to period and requires management to make assumptions about, among other things, future trends in product prices and energy costs. Those assumptions require significant judgment because actual product prices and energy costs have fluctuated in the past and will continue to do so. To the extent additional information arises or our strategies change, it is possible that our conclusions regarding the impairment of goodwill or other long-lived assets could change and result in a material effect on our financial position or results of operations.

      Environmental Liabilities. In order to reassess our environmental obligations and to update an independent environmental analysis conducted in 2000, we commissioned a study of environmental concerns at all of our plants during 2003. The study was based on scenario analysis to estimate the cost to remedy environmental concerns at our plant sites. For each scenario, the study also used cost estimating techniques that included actual historical costs, estimates prepared for us by consultants, estimates prepared by our engineers and other published cost data available for similar projects completed at the same or other sites.

      The 2003 study identified a number of conditions that have changed since the 2000 environmental analysis, including, but not limited to, flexibility in regulatory agency guidance, increased knowledge of site conditions, the use of alternative remediation technologies, post-acquisition contamination not covered under existing environmental indemnity agreements and the inherent risk of disputes under some of the indemnity agreements due to passage of time. Based on the study, we estimated our total environmental remediation liabilities to be $21.0 million, of which $3.2 million is subject to indemnity claims against a previous owner. As a result, we recorded an environmental charge of $9.5 million in the first quarter of 2003, and as of December 31, 2003 and September 30, 2004, our total estimated environmental liabilities were $20.5 million and $20.3 million, respectively. We base our environmental reserves on undiscounted costs. We believe that adequate accruals have been established to address all known remedial obligations, although there can be no guarantee that the actual remedial costs or associated liabilities will not exceed accrued amounts. At some of our locations, regulatory agencies are considering whether additional actions are necessary to protect or remediate surface or groundwater resources. We could be required to incur additional costs to construct and operate remediation systems in the future.

      Defined Benefit and Post-Retirement Plans. As of December 31, 2003, we reported pension and post-retirement liabilities of $24.5 million. Plan obligations and the annual pension expense are determined by independent actuaries and are based in part on a number of assumptions. Key assumptions in measuring plan obligations include the discount rate, the rate of salary increases, the long-term healthcare cost trend rate, mortality rates and the estimated future return on plan assets. As of December 31, 2003, we used the following weighted-average assumptions:

Defined Benefit Plans:
Discount rate	6.1%
Expected return on plan assets	8.0%
Rate of compensation increase	3.5%
Post Retirement Benefit Plans:
Discount rate	6.2%
Health care cost inflation	6.5%-7.5%

      In determining the discount rate, we used the corporate AA-rated fixed income investment rate with approximately the same duration as our plans’ liabilities. Asset returns are based on the anticipated average of earnings expected on the invested funds of the plans based on the results of historical statistical studies performed by our advisors. Approximately 60% of pension plan assets is invested in equity securities and approximately 40% is invested in debt and other fixed-income instruments. Salary-increase assumptions are based on historical experience and anticipated future management actions.

      Changes in key estimates and assumptions could have a material impact on recorded liability amounts and our statutorily-required annual cash-funding obligations. Total contributions in 2004, which are based on regulatory requirements, are expected to be approximately $5.6 million. A 1% change in the discount rate would change our recorded obligations by approximately $13.0 million, while a 1% change in the assumed rate of return on assets would change annual costs by approximately $0.8 million. We expect that the 1% change in the discount rate or the assumed rate of return to have no impact on our statutorily-required minimum-funding requirements. Effective December 31, 2003, we decreased our discount rate assumption for our employee benefit plans by 75 basis points to reflect the market decline in the yield of high-quality fixed-income instruments with the same duration as our plans’ liabilities. The impact of changes in healthcare trend rates is described in Note 8 to the audited consolidated financial statements.

      Allowance for Doubtful Accounts. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments and occasional invoice disputes with customers. Our allowance for doubtful accounts consists of a reserve estimate for specific customer accounts that are in dispute or are deemed collection risks, a reserve estimate for industry specific credit concentration risk, primarily pulp and paper accounts, and a general reserve based on our historical bad-debt write-off experience. We perform ongoing credit evaluations of customers and set credit limits based upon a review of our customers’ current credit information and payment history. Estimation of such losses requires adjusting historical loss experience for current economic conditions and judgments about the probable effects of economic conditions on certain customers. We cannot guarantee that the rate of future credit losses will be similar to past experience. Each quarter we consider all available information when assessing the adequacy of the provision for allowances, claims and doubtful accounts.

      Income Taxes. We have significant amounts of deferred tax assets that are reviewed periodically for recoverability. These assets are evaluated by using estimates of future taxable income streams and the impact of tax planning strategies. Valuations related to tax accruals and assets could be impacted by changes to tax codes, changes in the statutory tax rates and our future taxable income levels. We have provided a valuation allowance for the full amount of the U.S. net deferred tax assets due to uncertainties relating to limitations on utilization under the Internal Revenue Code and our ability to generate sufficient taxable income within the carryforward period.

      We periodically update our estimates used in the preparation of the financial statements based on our latest assessment of the current and projected business and general economic environment.

Liquidity and Capital Resources

Debt, Financial Leverage and Covenants

      As of December 31, 2003 and September 30, 2004, our Senior Secured Debt consisted of Senior Secured Floating Rate Guaranteed Notes due 2006 in the aggregate principal amount of $43.2 million (the “Senior Guaranteed Notes”), Senior Floating Rate Term Notes due 2006 in the aggregate principal amount of $4.4 million (the “Senior Floating Notes”), 10% Senior Secured Guaranteed Notes due 2008 in the aggregate principal amount of $150 million (the “10% Senior Secured Notes”), and $16.8 million ($6.8 million as of September 30, 2004) outstanding under a Revolving Credit Facility with a $30 million commitment and a borrowing base restriction (the “Revolver”). Collectively, the $197.6 million in Senior Guaranteed Notes, Senior Floating Notes and 10% Senior Secured Notes are referred to as the Senior Notes and together with the Revolver are referred to as the Senior Secured Debt.

      The debt agreements contain covenants limiting or preventing our ability to, among other things, incur additional indebtedness, prepay or modify debt instruments, grant additional liens, guarantee any obligations, sell assets, engage in another type of business or suspend or terminate a substantial portion of business, declare or pay dividends, make investments, make capital expenditures in excess of certain amounts, or make use of the proceeds of borrowings for purposes other than those specified in the agreements. The agreements also include customary events of default, including one for a change of control under the Revolver. Borrowings under the Revolver are subject to the accuracy of all representations and warranties, including the absence of a material adverse change and the absence of any default or event of default.

      Under the agreements we also may be required to redeem or prepay Senior Notes from and to the extent of net cash proceeds of certain asset sales, certain new equity issuances and excess cash flow, or if there is a change of control. Each holder of Senior Floating Notes may refuse certain prepayments. As a result of the application of the applicable provisions with respect to the first quarter of 2003, we redeemed and prepaid $2.4 million of Senior Guaranteed Notes and Senior Floating Notes on May 23, 2003. One holder refused the prepayment of the balance of the $2.5 million that was to have been prepaid on that date. No redemption and prepayment of Senior Notes has been required with respect to any calendar quarter subsequent to the quarter that ended on March 31, 2003.

      The obligations under the Revolver are secured by liens on our accounts receivable and inventory, and the obligations under the Senior Notes are secured by liens on substantially all of our other assets, with the exception of certain assets that secure the obligations under certain other long-term liabilities.

      One of the covenants in the Revolver requires us to generate at least $21.55 million of net earnings before extraordinary gains, the effects of the derivative instruments excluding derivative expenses paid by us, interest, income taxes, depreciation and amortization (referred to as “Lender-Defined EBITDA”) for each twelve-month period ending at the end of each calendar quarter. An amendment to the Revolver that was effective as of December 2003 redefined the manner in which Lender-Defined EBITDA is determined by eliminating the inclusion of non-cash charges that we had incurred in the first quarter of 2003 with respect to an asset impairment and an addition to our environmental reserve. As a result, our Lender-Defined EBITDA for the twelve months ended December 31, 2003, was $39.6 million, which was greater than the $21.55 million required under the Revolver covenant for that period. Our Lender-Defined EBITDA for the twelve months ended September 30, 2004 was $30.6 million, which was greater than the $21.55 million required under the Revolver for that period. See the tables below for a reconciliation of Lender-Defined EBITDA to income (loss) before income taxes, which management believes is the most comparable GAAP measure.

      We report amounts of Lender-Defined EBITDA generated by our business because, as indicated above, the Revolver contains a covenant that requires us to generate specified levels of Lender-Defined EBITDA. Lender-Defined EBITDA is not a measure of performance calculated in accordance with accounting principles generally accepted in the United States. Lender-Defined EBITDA should not be considered in isolation of, or as a substitute for, income before income taxes as an indicator of operating performance or cash flows from operating activities as a measure of liquidity. Lender-Defined EBITDA, as defined in the Revolver, may not be comparable to similar measures reported by other companies. In addition, Lender-Defined EBITDA does not represent funds available for discretionary use.

      During March 2002 the lender under the Revolver advised us that it believed that a material adverse change had occurred, although it continued to fund loans under the Revolver. In order to address concerns about adverse changes in our financial condition and the possibility that we might not comply with the financial covenant included in the Revolver during the remainder of 2002, we had discussions with the lender on the proposed terms of an amendment to the Revolver, and the lender rescinded its notice that it believed that a material adverse change had occurred. In April 2002 our Revolver was amended to revise the financial covenant to exclude the effects of changes in the fair value of derivative instruments, eliminate the availability of interest rates based on LIBOR, and replace the previously applicable margin over the prime rate (the “Previous Rate”) with the Previous Rate plus 2.25% for all loans outstanding under the Revolver. We paid a forbearance fee of $250,000 in connection with the April 2002 amendment. We also agreed with our lender to further amend the financial covenant in the Revolver to exclude realized gains and losses (except to the extent such losses are paid by us) on derivatives, to take into account our expectations for the amount of Lender-Defined EBITDA that would be generated during 2002 as agreed to by the lender, and to add such other financial covenants to the Revolver as the lender deemed necessary to monitor our performance in meeting such projections. A June 2002 amendment to the Revolver required us to meet certain Lender-Defined EBITDA amounts and added the additional financial covenants. Those additional covenants require us to maintain Liquidity (as defined in the June 2002 amendment) of at least $5.0 million, and limit capital expenditure levels to $25.0 million in each calendar year. At December 31, 2003, our Liquidity was $12.4 million ($21.0 million at September 30, 2004), consisting of borrowing availability, net of outstanding letters of credit, of $10.5 million ($17.7 million at September 30, 2004) and cash of $1.9 million ($3.3 million at September 30, 2004). Our capital expenditures were $10.0 million in 2003, and our capital expenditures for the nine months ended September 30, 2004 were $6.2 million. We estimate that capital expenditures for 2004 will be approximately $9.5 million.

      In addition to revising the definition of Lender-Defined EBITDA, the December 2003 amendment to the Revolver extended the maturity date of borrowings under the Revolver by two years, from December 31, 2004, to December 31, 2006, restored the Previous Rate for borrowings that are based on the prime rate, restored the availability of LIBOR-based borrowings, and reduced the fees that are payable to the lender. We paid a closing fee of $150,000 in connection with the December 2003 amendment.

      The calculation of Lender-Defined EBITDA for the twelve months ended December 31, 2003, and for each of the quarters in that period is as follows (dollar amounts in thousands):

	Three Months	Three Months	Three Months	Three Months	Twelve Months
	Ended	Ended	Ended	Ended	Ended
	March 31,	June 30,	September 30,	December 31,	December 31,
	2003*	2003	2003	2003	2003

Income (loss) before income taxes	$14,845	$2,920	$3,010	$(5,874)	$14,901
Interest expense, net	4,811	4,792	4,582	4,879	19,064
Depreciation and amortization	5,194	5,360	5,497	5,500	21,551
Derivative items	(66,272)	—	—	—	(66,272)
Impairment charge	40,818	—	—	—	40,818
Environmental charge	9,529	—	—	—	9,529

Lender-Defined EBITDA	$8,925	$13,072	$13,089	$4,505	$39,591

*	For the quarter ended March 31, 2003, Lender-Defined EBITDA, as then defined, did not exclude the impairment and environmental charges, although they are excluded in this presentation.

See Note 16 to the audited consolidated financial statements for selected unaudited quarterly financial data.

      The calculation of Lender-Defined EBITDA for the twelve months ended September 30, 2004, and for each of the quarters in that period is as follows (dollar amounts in thousands):

	Three Months	Three Months	Three Months	Three Months	Twelve Months
	Ended	Ended	Ended	Ended	Ended
	December 31,	March 31,	June 30,	September 30,	September 30,
	2003	2004	2004	2004	2004

Income (loss) before income taxes	$(5,874)	$(7,555)	$(2,743)	$2,732	$(13,440)
Interest expense, net	4,879	4,642	4,561	4,578	18,660
Depreciation and amortization	5,500	8,884	5,470	5,557	25,411
Derivative items	—	—	—	—	—
Impairment charge	—	—	—	—	—
Environmental charge	—	—	—	—	—

Lender-Defined EBITDA	$4,505	$5,971	$7,288	$12,867	$30,631

      The Revolver also provides that, as a condition of borrowings, there shall not have occurred any material adverse change in our business, prospects, operations, results of operations, assets, liabilities or condition (financial or otherwise).

      If in the future the required Lender-Defined EBITDA level under the Revolver were not met or if we were to fail to comply with other covenants, and the lender did not waive our non-compliance, we would be in default under the terms of the Revolver. Moreover, if conditions constituting a material adverse change occur, our lender could refuse to make further advances. Following any such refusal, customer receipts would be applied to our borrowings under the Revolver, and we would not have the ability to reborrow. This would cause us to suffer a rapid loss of liquidity, and we would lose the ability to operate on a day-to-day basis. In addition, a default under the Revolver would allow our lender to accelerate the outstanding indebtedness under the Revolver and would also result in a cross-default under our Senior Notes that would provide the holders of our Senior Notes with the right to demand immediate repayment.

      Our borrowings under the Revolver as of September 30, 2004, were $6.8 million. Our $30 million Revolver commitment is subject to borrowing base limitations related to the level of eligible accounts receivable, as determined in accordance with and subject to reserves established pursuant to the agreement, and as reduced by the amount of letters of credit that are outstanding. As a result, on September 30, 2004, our additional availability under the Revolver was approximately $17.7 million, and our Liquidity was $21.0 million.

Prepayment Obligations

      Our Tranche A Notes provide that, within 60 days after the end of each calendar quarter through 2006, we are required to redeem and prepay the greater of an amount determined on the basis of (a) Pioneer Americas’ net income before extraordinary items, other income, net, interest, income taxes, depreciation and amortization (“Tranche A Notes EBITDA”), and (b) an amount determined on the basis of our excess cash flow and average liquidity, as defined. With respect to Tranche A Notes EBITDA, the amount that is to be redeemed and prepaid is (i) $2.5 million if Tranche A Notes EBITDA for such calendar quarter is $20 million or more but less than $25 million, (ii) $5 million if Tranche A Notes EBITDA for such calendar quarter is more than $25 million but less than $30 million and (iii) $7.5 million if Tranche A Notes EBITDA for such calendar quarter is more than $30 million, in each case plus accrued and unpaid interest to the date of redemption and prepayment. With respect to excess cash flow, the amount that is to be redeemed and prepaid is a percentage of our consolidated net income, without regard to extraordinary gains and losses and net after-tax other income, plus depreciation, amortization and other non-cash charges, and less all cash principal payments, capital expenditures and extraordinary cash gains or cash income received, plus or minus cash changes in working capital. The applicable percentage is to be determined on the basis of our average liquidity, which is the average of cash plus borrowing availability under the Revolver for the quarter or for the 45-day period following the end of the quarter.

Future Payment Commitments

      For the three months ending December 31, 2004, we expect to have cash requirements, in addition to recurring operating and administrative costs, of approximately $15.4 million consisting of the following: (i) interest payments of $8.8 million, (ii) capital expenditures of $3.3 million, (iii) environmental remediation spending of $1.2 million, (iv) payments of severance and benefit costs of $0.9 million, (v) consulting fees and expenses in connection with Project STAR of $1.1 million and (vi) contractual debt repayments of $0.1 million. These amounts are our current estimates and they could materially change. We expect to fund these obligations through available borrowings under our Revolver and internally-generated cash flows from operations, including changes in working capital.

      The following table sets forth our obligations and commitments to make future payments under debt agreements, non-cancelable operating lease agreements and purchase obligations as of December 31, 2003 (dollars in thousands).

							2009 and
	Total	2004	2005	2006	2007	2008	Thereafter

Consolidated Balance Sheet:
Long-term debt(a)	$222,288	$18,484	$1,773	$49,336	$935	$150,000	$1,760
Other Obligations:
Leases(b)	64,113	18,164	11,329	9,198	6,423	5,079	13,920
Purchase obligations(c)	16,762	13,650	1,556	1,556	—	—	—

Total	$303,163	$50,298	$14,658	$60,090	$7,358	$155,079	$15,680

(a)	Includes the maturity of the Revolver in 2004 (although the contractual expiration is in 2006), the Senior Guaranteed Notes and Senior Floating Notes in 2006 and the 10% Senior Secured Notes in 2008. The amount outstanding under the Revolver is included as short-term debt for financial reporting purposes. The timing and amount of payments that are set forth do not take into consideration any early redemption obligations that may arise.

(b)	Consists primarily of tankcar leases and leases of certain plant facilities and equipment.

(c)	Consists primarily of purchase contracts with fixed and determinable payment obligations for goods and services used in manufacturing and producing operations in the normal course of business.

      While product prices have increased during 2004, we have limited ability to influence prices in the commodity markets in which we sell our products. Decreases in the selling prices of our products could have a material adverse affect on our liquidity. In addition, our operating margin is subject to the adverse effects of increased energy costs, and those costs have remained at relatively high levels during 2004. The amount of liquidity ultimately needed to meet all of our obligations in the future will depend on a number of factors, some of which are uncertain, although some of the uncertainty as to our future liquidity needs has been reduced by the resolution in 2003 of our derivatives dispute with CRC. We also expect that, if successful, our current organizational efficiency project will increase our liquidity, although we would not expect to realize any significant net benefit until 2005.

      While we strive to maintain or increase our profitability by reducing costs through improving production efficiency, emphasizing higher margin products, and controlling selling and administration expenses, we cannot provide any assurance that these efforts will be sufficient to offset fully the effect of a decline in ECU prices on operating results.

      There was approximately $214.4 million of our Senior Secured Debt outstanding on December 31, 2003 ($204.4 million as of September 30, 2004). The cash that we will generate from our operations might not be sufficient to repay the Revolver and the Tranche A Notes when they are due in December 2006. However, should recent improvements in product margins be sustained, the cash that we will generate from our operations might be sufficient to repay the obligations outstanding under the Revolver and the Tranche A Notes on or before their maturities in December 2006. We do not anticipate that the cash that we will generate from our operations will be sufficient to repay the 10% Senior Secured Notes when they are due in December 2008. To the extent that we are unable to repay any such indebtedness when due, it would be necessary to refinance the indebtedness, issue new equity or sell assets. The terms of any necessary new borrowings would be determined by then-current market conditions and other factors, and could impose significant additional burdens on our financial condition and operating flexibility, and the issuance of new equity securities could dilute the interest of our existing stockholders. We cannot provide any assurance that we will generate sufficient cash from our operations to repay our outstanding debt obligations or that we would be able to refinance any of our indebtedness, raise equity on commercially reasonable terms or at all, or sell assets, which failure could cause us to default on our obligations and impair our liquidity. Our inability to generate sufficient cash flow to satisfy our debt obligations, or to refinance our obligations on commercially reasonable terms, would have a material adverse effect on our business, financial condition and results of operations.

Possible Asset Dispositions

      During the third quarter of 2004 we engaged a real estate broker in connection with the possible sale of approximately 60 acres of vacant land located at our Henderson facility, which is located in the Las Vegas Valley at the intersection of I-515 and I-215. We are also seeking a buyer for up to 750 annual acre-feet of Colorado River water rights. The assets have a nominal book value. If the assets are sold, the transaction(s) are not expected to be completed until 2005 and/or 2006. The net proceeds from such sales, if any, must be applied to mandatory redemptions and prepayments of the Tranche A Notes, as discussed above under “Debt, Financial Leverage and Covenants.”

Capital and Environmental Expenditures

      Total capital expenditures were approximately $10.0 million, $10.6 million and $13.1 million for the years ended December 31, 2003, 2002 and 2001, respectively, and are expected to be approximately $9.5 million for the year ending December 31, 2004. Total capital expenditures include expenditures for environmental-related matters at existing facilities of approximately $2.8 million, $1.4 million and $2.9 million for the years ended

December 31, 2003, 2002 and 2001, respectively. We do not anticipate any capital expenditures for environmental-related matters in 2004.

      We routinely incur operating expenditures associated with hazardous substance management and environmental compliance matters in ongoing operations. These operating expenses include items such as waste management, fuel, electricity and salaries. The amounts of these operating expenses were approximately $1.3 million, $3.2 million and $2.7 million in 2003, 2002 and 2001, respectively. We have spent approximately $0.5 million for these types of expenses during the first nine months of 2004 and expect to spend an additional $1.2 million during the last quarter of 2004. At December 31, 2003 and 2002, we maintained an accrual of $20.5 million and $11.6 million, respectively, for environmental liabilities. The accrual for environmental liabilities was $20.3 million at September 30, 2004. We recorded a $9.5 million environmental charge during the first quarter of 2003 resulting from an environmental study completed in May 2003. See “Risk Factors — Risks Related to Our Business — We have ongoing environmental costs and we may be exposed to environmental liabilities which are not currently reserved for in our financial statements” and Note 15 to our audited consolidated financial statements.

Net Operating Loss Carryforwards

      As discussed above under “Risk Factors — Risks Related to Our Business — Availability of our net operating loss carryforwards may be limited by the Internal Revenue Code which could adversely affect our after-tax cash flow in future periods” and below in Note 14 to our audited consolidated financial statements, at December 31, 2003, we had, for income tax purposes, approximately $268.0 million of U.S. NOLs, consisting of approximately $68.0 million of Successor Company NOLs (generated in 2003 and 2002 and expiring in 2022 and 2023 and which are not currently subject to limitation) and approximately $200.0 million of Predecessor Company NOLs (generated prior to our emergence from bankruptcy on December 31, 2001 and expiring from 2009 to 2021). As a result of our emergence from bankruptcy and changes in the ownership of our common stock in 2001, the utilization of the Predecessor Company NOLs is subject to limitation under the Internal Revenue Code and may be substantially restricted. The limitation on NOL utilization may adversely affect our after-tax cash flow in future periods. An additional $24.0 million of Canadian NOLs generated in 2003 and 2002 are not subject to limitation, and expire in 2009 and 2010. In addition, although no definite determination can be made at this time, there is a significant possibility that we may experience an ownership change after the offering as a result of shifts in our stock ownership, much of which is concentrated in the hands of a few stockholders (see “— The concentrated ownership of our common stock may have the effect of delaying or preventing a change of control of our company”). If this were to occur, our ability to use Successor Company NOLs generated prior to such ownership change could be severely restricted, thereby adversely affecting our after-tax cash flow in future periods. See “Risk Factors — Risks Related to Our Business — Availability of our net operating loss carryforwards may be limited by the Internal Revenue Code which could adversely affect our after-tax cash flow in future periods” and Note 14 to our audited consolidated financial statements.

Foreign Operations and Exchange Rate Fluctuations

      We have operating activities in Canada, and we engage in export sales to various countries. International operations and exports to foreign markets are subject to a number of risks, including currency exchange rate fluctuations, trade barriers, exchange controls, political risks and risks of increases in duties, taxes and governmental royalties, as well as changes in laws and policies governing foreign-based companies. In addition, earnings of foreign subsidiaries and intracompany payments are subject to foreign taxation rules.

      Due to the significance of the U.S. dollar-denominated long-term debt of our Canadian subsidiary and certain other U.S. dollar-denominated assets and liabilities, the entity’s functional accounting currency is the U.S. dollar. A portion of our sales and expenditures is denominated in Canadian dollars, and accordingly, our results of operations and cash flows may be affected by fluctuations in the exchange rate between the U.S. dollar and the Canadian dollar, since Canadian dollar transactions must be translated into U.S. dollars for accounting purposes. In addition, because a portion of our revenues, cost of sales and other expenses are denominated in Canadian dollars, we have a translation exposure to fluctuation in the Canadian dollar against the U.S. dollar. We recorded $5.8 million of currency exchange loss as other expense for 2003, compared to $0.1 million of currency exchange gain in 2002. We also recorded a Canadian deferred tax benefit of $3.9 million in 2003 as the result of the exchange loss on U.S. dollar denominated intercompany balances, due to the effect of the weakening of the U.S. dollar. For the first nine months of 2004 we reported a currency exchange loss of $1.2 million compared to the currency exchange loss of $4.5 million for the nine months ended September 30, 2003. Currently, we are not engaged in forward foreign exchange contracts, but may enter into such hedging activities in the future.

Working Capital

      Our working capital was $12.6 million and negative $16.4 million as of December 31, 2003 and 2002, respectively. There was no net current derivative mark-to-market liability in the 2003 total, while the 2002 amount includes $19.8 million of net current derivative mark-to-market liability. Other changes from 2002 to 2003 consisted primarily of improved collections of accounts receivable and reduced liabilities as a result of current-year payments of pre-petition liabilities and severance obligations. Our working capital was $15.0 million as of September 30, 2004.

Net Cash Flows from Operating Activities

      Net cash from operating activities was $14.3 million in 2003, compared to $0.3 million in 2002. The increase was primarily due to higher current-year net income offset by $7.1 million in increased use of cash, primarily attributable to increased pension and plant operating costs.

      During the first nine months of 2004 our cash flow provided by operating activities was $18.8 million, $1.1 million more than during the same period in 2003. During the 2004 period changes in operating assets and liabilities increased operating cash flows by $5.5 million, compared to an increase of $1.0 million in the comparative prior period. The current period increase resulted primarily from an increase in accrued liabilities related to the costs of Project Star, increased accrued interest on Tranche A Notes, increased electricity prices and an increase in accounts payable to a normal level of activity. These effects were offset by changes in accounts receivable, which increased due to the increase of sales volumes and prices in the third quarter.

Net Cash Flows Used in Investing Activities

      Net cash used in investing activities, consisting primarily of capital expenditures, was $10.0 million in 2003, as compared to $8.6 million in 2002.

      All of the cash that we used in investing activities related to capital expenditures during the first nine months of 2004 and the first nine months of 2003. The net amounts of cash used in the two periods were $6.1 million and $6.2 million, respectively.

Net Cash Flows from Financing Activities

      Net cash used by financing activities was $5.4 million in 2003, compared to cash inflows of $6.4 million in 2002. The 2003 cash outflows were due primarily to a $2.4 million redemption and prepayment of the Tranche A Notes, $3.0 million of early payments on two promissory notes and $2.1 million in repayments of other debt obligations, offset by net borrowings of $2.1 million under the Revolver. The 2002 cash inflows were due to net borrowings under the Revolver, offset by scheduled debt repayments.

      Cash used in financing activities during the first nine months of 2004 was $11.5 million, due primarily to debt payments of $1.6 million along with repayments, net of borrowings, of $10.0 million on the Revolver. In the same period in 2003, $10.3 million was used in financing activities, consisting primarily of debt payments made during the period, including a $2.4 million redemption and prepayment of the Tranche A Notes and $3.0 million for the repayment of two promissory notes, as well as net repayments under the Revolver of $1.9 million.

Results of Operations

      The following table sets forth certain operating data of the Successor Company and the Predecessor Company for the periods indicated (dollars in thousands and percentages as a percentage of revenues). The consolidated statements of operations information for the nine months ended September 30, 2003 and 2004 and the years ended December 31, 2003 and 2002 reflects the operating results after the effect of the plan of reorganization and the application of the principles of fresh-start accounting. Accordingly, such financial information is not comparable to the historical financial information before December 31, 2001.

	Predecessor
	Company		Successor Company

	Year Ended December 31,						Nine Months Ended September 30,

	2001		2002		2003		2003		2004

Revenues	$383,482	100%	$316,907	100%	$378,675	100%	$285,348	100%	$292,077	100%
Cost of sales — product	(348,726)	(91)	(296,622)	(94)	(340,804)	(90)	(251,714)	(88)	(260,928)	(89)
Cost of sales — derivatives	10,725	3	12,877	4	(20,999)	(6)	(20,999)	(7)	—	—

Total cost of sales	(338,001)	(88)	(283,745)	(90)	(361,803)	(96)	(272,713)	(96)	(260,928)	(89)

Gross profit	45,481	12	33,162	10	16,872	4	12,635	4	31,149	11
Selling, general and administrative expenses	(41,861)	(11)	(23,893)	(8)	(23,204)	(6)	(20,040)	(7)	(20,381)	(7)
Change in fair value of derivatives	(110,837)	(29)	23,566	8	87,271	23	87,271	31	—	—
Asset impairment	(3,832)	(1)	(16,941)	(5)	(40,818)	(11)	(40,818)	(14)	—	—
Other items	(9,106)	(2)	(3,143)	(1)	(340)	—	446	—	(3,440)	(1)

Operating income (loss)	(120,155)	(31)	12,751	4	39,781	11	39,494	14	7,328	3
Interest expense, net	(36,010)	(9)	(18,891)	(6)	(19,064)	(5)	(14,185)	(5)	(13,781)	(5)
Reorganization items	(6,499)	—	—	—	—	—	—	—	—	—
Fresh-start adjustments	(106,919)	—	—	—	—	—	—	—	—	—
Debt forgiveness income	423,051	—	—	—	—	—	—	—	—	—
Other income (expense), net	1,169	—	602	—	(5,816)	(2)	(4,534)	(2)	(1,113)	—

Income (loss) before income taxes items	154,637	40	(5,538)	(2)	14,901	4	20,775	7	(7,566)	(3)
Income tax (expense) benefit	(11,862)	(3)	781	—	3,286	1	2,602	1	1,789	1

Net income (loss)	$142,775	37%	$(4,757)	(2)%	$18,187	5%	$23,377	8%	$(5,777)	(2)%

      Our derivatives positions, which were the subject of the dispute with CRC that was settled early in 2003, are discussed under “Settlement of Dispute with the Colorado River Commission of Nevada” above.

Three Months Ended September 30, 2004, Compared to Three Months Ended September 30, 2003

      Revenues. Our revenues for the three months ended September 30, 2004 and 2003 were derived as follows (dollars in thousands, except ECU netback):

	Three Months Ended
	September 30,

	2004	2003

Chlorine and caustic soda	$75,153	$70,200
Other products	29,826	29,801

	$104,979	$100,001

ECU netback*	$409	$392

*	The ECU netback relates only to sales of chlorine and caustic soda to customers, and not to the value of chlorine and caustic soda that is incorporated in other products that we manufacture and sell.

      During the three months ended September 30, 2004, we produced 177,751 tons of chlorine and 195,526 tons of caustic soda; we used approximately 35% of the chlorine and 14% of the caustic soda to manufacture bleach and hydrochloric acid, as well as other downstream products. We also purchased 35,080 tons of caustic soda for resale during the quarter. During the three months ended September 30, 2003, we produced 173,565 tons of chlorine and 190,922 tons of caustic soda; we used approximately 29% of the chlorine and 12% of the caustic soda to manufacture bleach and hydrochloric acid, as well as other downstream products. We purchased 38,495 tons of caustic soda for resale during the 2003 quarter.

      Revenues increased by $5.0 million, or approximately 5%, to $105.0 million for the three months ended September 30, 2004, as compared to the three months ended September 30, 2003. Our revenues in the most recent quarter from sales of chlorine and caustic soda were $5.0 million higher than the year-earlier quarter, primarily as a result of the increased volumes of chlorine and caustic soda that were sold and a higher average ECU netback price, consisting of increased chlorine prices partially offset by lower caustic soda prices. The average ECU netback (which relates only to sales of chlorine and caustic soda to customers) for the three months ended September 30, 2004 was $409, an increase of 4% from the average netback of $392 during the three months ended September 30, 2003. Revenues from other products were relatively flat compared to the same period in 2003. The higher sales volumes in the most recent quarter were possible as we operated our plants at higher production rates.

      Cost of Sales — Product. Cost of sales — product increased by $3.9 million, or approximately 5%, for the three months ended September 30, 2004, as compared to the three months ended September 30, 2003, and represented approximately 86% of revenues in both the 2004 quarter and the year-earlier quarter. In the most recent quarter our variable product costs were $5.0 million higher than in the prior-year period, primarily as a result of a $2.1 million increase in salt and electricity costs, due to higher production volumes, and a $1.7 million increase in purchase for resale costs. Freight cost were also $1.1 million higher during the 2004 period. Partially offsetting these increases were lower fixed cost of sales, primarily as a result of a $0.8 million decrease in personnel-related expenses and maintenance cost that was $1.4 million lower.

      Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased by $0.6 million, or approximately 9%, to $5.4 million for the three months ended September 30, 2004, as compared to the three months ended September 30, 2003. The decrease was primarily attributable to lower personnel-related expenses of $0.8 million, partially offset by a $0.5 million increase in consulting fees and expenses.

      Interest Expense. Interest expense was relatively unchanged during the three months ended September 30, 2004, as compared to the three months ended September 30, 2003.

      Other Expense, Net. Other expense, net of $1.8 million in the third quarter of 2004 reflected currency exchange loss, compared to a currency exchange loss of $0.1 million for the comparable period in 2003.

      Income Tax Benefit (Expense). There was an income tax benefit for the quarter ended September 30, 2004, of $1.2 million, reflecting Canadian tax benefit from our Canadian operations. Income tax expense of $1.1 million for the quarter ended September 20, 2003, related to Canadian tax expense for the Canadian operations.

      Net Income. Due to the factors described above, net income for the three months ended September 30, 2004 was $3.9 million, compared to net income of $2.0 million for the third quarter of 2003.

Nine Months Ended September 30, 2004, Compared to Nine Months Ended September 30, 2003

      Revenues. Our revenues for the nine months ended September 30, 2004 and 2003 were derived as follows (dollars in thousands, except ECU netback):

	Nine Months Ended
	September 30,

	2004	2003

Chlorine and caustic soda	$208,911	$208,739
Other products	83,166	76,609

	$292,077	$285,348

ECU netback*	$366	$387

*	The ECU netback relates only to sales of chlorine and caustic soda to customers, and not to the value of chlorine and caustic soda that is incorporated in other products that we manufacture and sell.

      During the nine months ended September 30, 2004, we produced 530,710 tons of chlorine and 583,781 tons of caustic soda; we used approximately 31% of the chlorine and 12% of the caustic soda to manufacture bleach and hydrochloric acid, as well as other downstream products. We also purchased 105,220 tons of caustic soda for resale during the first nine months of 2004. During the nine months ended September 30, 2003, we produced 511,054 tons of chlorine and 562,159 tons of caustic soda; we used approximately 26% of the chlorine and 11% of the caustic soda to manufacture bleach and hydrochloric acid, as well as other downstream products. We purchased 90,102 tons of caustic soda for resale during the first nine months of 2003.

      Revenues for the nine months ended September 30, 2004 were $292.1 million, an increase of $6.7 million, or approximately 2%, as compared to the nine months ended September 30, 2003. Revenues from sales of chlorine and caustic soda were relatively flat, with higher sales volumes of caustic soda and chlorine being offset by lower average ECU netback prices, with a decrease in caustic soda prices being partially offset by higher chlorine prices . The average ECU netback (which relates only to sales of chlorine and caustic soda to customers) for the nine months ended September 30, 2004 was $366, a decrease of 5% from the average netback of $387 during the nine months ended September 30, 2003. Revenues from other products increased by $6.6 million compared to the nine months ended September 30, 2003, including increases of $2.8 million from sales of hydrochloric acid, $0.9 million from sales of bleach and $2.9 million from sales of various other products. The higher sales volumes in the most recent nine-month period were possible as we operated our plants at higher production rates.

      Cost of Sales — Product. Cost of sales — product increased by $9.2 million, or approximately 4%, for the nine months ended September 30, 2004, as compared to the nine months ended September 30, 2003, and represented approximately 89% of revenues in the 2004 period, compared to approximately 88% in the year-earlier period. Due to higher production and sales volumes, in the most recent period our variable product costs were $12.5 million higher than in the prior-year period, primarily resulting from increased salt and electricity costs of $5.9 million and $4.3 million of increased purchase for resale costs. Freight costs also increased by $3.6 million during the period. In the most recent period we also had higher depreciation expense of $3.7 million, which resulted primarily from the charge recorded in the first quarter of 2004 for non-productive assets at the Tacoma chlor-alkali facility. The increases in the 2004 period were partially offset by the absence of an environmental charge of $9.5 million that was recorded in the first quarter of 2003.

      Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by $0.3 million, or approximately 2%, to $20.4 million for the nine months ended September 30, 2004, as compared to the nine months ended September 30, 2003. The increase for the 2004 period was primarily due to consulting fees and expenses, for the most part related to the organizational efficiency project, of $3.8 million, partially offset by decreases of $2.0 million in bad debt expense and $0.6 million in personnel-related expenses.

      Asset Impairment. No asset impairment charges were recorded for the nine months ended September 30, 2004. In the corresponding 2003 period there was a $40.8 million impairment charge related to the Henderson facility. See Note 5 to the unaudited consolidated financial statements.

      Other Items. Other items increased by $3.9 million for the nine months ended September 30, 2004, compared to the year-earlier period. In the 2004 period we recognized $3.2 million of severance and related charges associated with our organizational efficiency project, while the 2003 period included a gain of $0.4 million for the early payment of a promissory note.

      Interest Expense. Interest expense decreased by $0.4 million, to $13.8 million, for the nine months ended September 30, 2004, as compared to the nine months ended September 30, 2003.

      Other Expense, Net. Other expense, net of $1.1 million in the 2004 period primarily reflected currency exchange loss, compared to the currency exchange loss of $4.5 million for the nine months ended September 30, 2003.

      Income Tax Benefit. The income tax benefit for the nine-month periods ended September 30, 2004 and September 30, 2003, was $1.8 million and $2.6 million, respectively, reflecting Canadian tax benefit from our Canadian operations.

      Net Income (Loss). Net loss for the nine months ended September 30, 2004, was $5.8 million, compared to net income of $23.4 million for the first nine months of 2003. The decrease resulted from the factors described above, as well as the absence of the effects of the settlement of a dispute with the Colorado River Commission of Nevada that occurred in the first quarter of 2003. See Note 4 to the unaudited consolidated financial statements.

Year Ended December 31, 2003, Compared to Year Ended December 31, 2002

      Revenues. Revenues for the years ended December 31, 2003 and 2002, were as follows (dollars in thousands, except ECU netback):

	2003	2002

Chlorine and caustic soda	$276,309	$221,521
Other	102,366	95,386

Total revenues	$378,675	$316,907

Average ECU netback*	$382	$270

*	The average ECU netback relates only to sales of chlorine and caustic soda, and not to sales of other products.

      Revenues increased by $61.8 million, or approximately 19%, to $378.7 million for 2003 as compared to 2002. Revenues from the sale of chlorine and caustic soda increased by $54.8 million, with an increase of approximately $62.1 million due to increased ECU netbacks being partially offset by a decrease of $7.3 million arising from 55,000 fewer tons of chlorine sales due to the idling of the Tacoma facility in early 2002. Our average ECU netback for the year ended December 31, 2003 was $382, an increase of approximately 41% from the average netback in 2002 of $270. Revenues in 2003 were also favorably affected by increased prices and volumes for our other products, with an increase of $7.9 million in revenues resulting from improved bleach sales in the western U.S.

      Cost of Sales — Product. Cost of sales — product increased by $44.2 million, or approximately 15%, in 2003 as compared to 2002. The increase was primarily attributable to an $8.8 million increase in environmental charges, increased electricity costs of approximately $14.6 million, an increase of approximately $11.5 million in other variable production costs and cost of products purchased for resale, approximately $15.6 million of increased operating and maintenance expenses, and the absence of a $1.1 million curtailment gain and $1.2 million in costs, primarily property taxes, recorded in 2002 and related to the idling of the Tacoma plant.

Those increases were offset to some extent by decreases of $3.7 million in depreciation expense and $1.0 million in freight costs.

      Selling, General and Administrative Expenses. Selling, general and administrative expenses remained relatively constant at $23.2 million in 2003 as compared to $23.9 million in 2002. An increase in bad debt expense of $2.1 million in 2003 compared to 2002 was largely offset by the absence of $1.4 million of personnel costs and $0.6 million of professional fees that had been recorded in 2002 as the result of the restructuring efforts and derivatives dispute matters. The increase in bad debt expense in 2003 was primarily related to an increase in the allowance for doubtful accounts for estimated collection losses due to credit-risk exposure to customers in the pulp and paper industry.

      Asset Impairment. Asset impairment for 2003 consisted of a $40.8 million impairment charge related to the Henderson facility. The impairment charge arose as a result of the increase in energy costs at the Henderson facility brought about by the CRC settlement. In December 2002, due to increasing power costs and the uncertainty of restarting the Tacoma facility, we recorded an impairment of $16.9 million to reduce the book value of the facility to estimated fair value at December 31, 2002. See Note 12 to the audited consolidated financial statements.

      Other Items. Other items for 2003 included a net loss $0.8 million on disposition of fixed assets, offset slightly by a $0.4 million gain from the early payment of a promissory note. Other items in 2002 included $2.9 million of severance expense, $0.7 million of Tacoma idling costs, $0.5 million of legal expenses related to Pioneer’s emergence from bankruptcy, and a $1.3 million gain from the sale of assets.

      Interest Expense, Net. Interest expense was $19.1 million and $18.9 million in 2003 and 2002, respectively, net of interest income of $18,000 in 2003 and $64,000 in 2002.

      Other Income (Expense), Net. Other expense for 2003 was comprised of $5.8 million in exchange loss. For 2002 other income, net of $0.6 million included $0.1 million in exchange gain and other various nominal items.

      Income Tax Benefit. Income tax benefit for 2003 was $3.3 million, reflecting foreign tax benefit on the net loss of our Canadian operations. Due to uncertainty as to our ability to generate future taxable income against which our U.S. NOLs and other deferred tax assets can be applied in future years, a 100% valuation allowance amounting to $110.6 million was recorded in connection with our U.S. deferred tax assets at December 31, 2003, compared to a $116.3 million allowance in 2002. Income tax benefit for 2002 was $0.8 million. During 2002 we recorded a credit of $0.5 million to additional paid-in capital in connection with a refund relating to the carryback of Predecessor Company NOLs.

Year Ended December 31, 2002, Compared to Year Ended December 31, 2001

      As noted above, the information in the consolidated statements of operations for the year ended December 31, 2002, reflects the operating results after the effect of the plan of reorganization and the application of the principles of fresh-start accounting. Accordingly, in certain respects financial information for the year ended December 31, 2002, is not comparable to the historical financial information before December 31, 2001.

      Revenues. Revenues for the years ended December 31, 2002 and 2001, were as follows (dollars in thousands, except ECU netback):

	2002	2001

Chlorine and caustic soda	$221,521	$280,005
Other	95,386	103,477

Total revenues	$316,907	$383,482

Average ECU netback*	$270	$337

*	The average ECU netback relates only to sales of chlorine and caustic soda, and not to sales of other products.

      Revenues decreased by $66.6 million, or approximately 17%, to $316.9 million for 2002 as compared to 2001. The decrease was primarily due to lower ECU netbacks. Our average ECU netback for the year ended December 31, 2002 was $270, a decrease of approximately 20% from the average netback in 2001 of $337.

      Cost of Sales — Product. Cost of sales — product, decreased approximately $52.1 million, or approximately 15% in 2002 as compared to 2001. Cost savings resulting from idling the Tacoma plant in March 2002 accounted for approximately $25.5 million of the decrease, including the impact of a $1.2 million curtailment gain for the Tacoma pension plan. Another $8.2 million of the decrease resulted from lower depreciation expense due to the revaluation of property, plant and equipment pursuant to fresh-start accounting. The remaining decrease resulted primarily from cost savings from an organizational restructuring and other cost reduction initiatives, offset somewhat by a $1.4 million inventory adjustment to reduce the amount recorded for stores (spare parts) inventory based on a physical count, and $1.6 million of planned major maintenance expense at our St. Gabriel facility.

      Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased $18.0 million, or 43%, for 2002 as compared to 2001. This decrease is primarily comprised of non-cash items, including $3.7 million related to a reduction in bad debt expense, $2.3 million resulting from the absence of amortization of debt issuance costs, which were written off upon emergence from bankruptcy when the related debt was forgiven, $8.9 million due to the absence of goodwill amortization resulting from the adoption of SFAS 142, “Goodwill and Other Intangible Assets,” on January 1, 2002, and a $2.4 million decrease in depreciation and amortization expense caused by the revaluation of property, plant and equipment and intangibles upon emergence from bankruptcy. The remaining decrease is primarily attributable to cost savings from the organizational restructuring and other cost reduction initiatives.

      Asset Impairment. In December 2002, due to increasing power costs and the uncertainty of restarting the Tacoma facility, we recorded an impairment of $16.9 million to reduce the book value of the facility to estimated fair value at December 31, 2002. Asset impairment for 2001 consisted of $3.8 million.

      Other Items. Other items in 2002 included $2.9 million of severance expense, $0.7 million of Tacoma idling costs, $0.5 million of legal expenses related to Pioneer’s emergence from bankruptcy and a $1.1 million gain from the sale of assets. Other items for 2001 included $4.8 million of severance expense and $4.3 million of professional fees related to Pioneer’s financial reorganization incurred prior to the Chapter 11 filing on July 31, 2001.

      Interest Expense, Net. Interest expense for 2001 excluded contractual interest of $21.8 million that was not recorded in accordance with SOP 90-7 as it related to forgiven debt, and interest income for 2001 was $67,000. Interest expense decreased by $17.1 million, or 48% during 2002 as compared to 2001. Interest income in 2002 was $64,000. The decrease resulted primarily from debt forgiveness of $368 million, which represents a 63% decrease from the amount of debt outstanding immediately prior to emergence from Chapter 11. This decrease from debt forgiveness was partially offset by an increase in interest rates.

      Other Income, Net. For 2002 other income, net of $0.6 million included various nominal items. For 2001 other income, net included a sales tax refund of $0.5 million.

      Income Tax Benefit. Income tax benefit for 2002 was $0.8 million, reflecting foreign tax benefit on the net loss of our Canadian operations. Due to uncertainty as to as to our ability to generate future taxable income against which our U.S. NOLs and other deferred tax assets can be applied in future years, a 100% valuation allowance amounting to $116.3 million was recorded in connection with our U.S. deferred tax assets at December 31, 2002. We recorded $140.7 million of valuation allowance for deferred tax assets as of December 31, 2001. During 2002 we recorded a credit of $0.5 million to additional paid-in capital in connection with a refund relating to the carryback of Predecessor Company NOLs.

Recent Accounting Pronouncements

      The Financial Accounting Standards Board (“FASB”) has issued a number of new accounting standards that became effective in 2003. The effects of such requirements on our financial statements are as follows:

      In April 2002, the FASB issued SFAS 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” Under SFAS 145, gains or losses from extinguishments of debt that do not meet the criteria of Accounting Principles Board No. 30, “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions” should be classified to income from continuing operations in all periods presented. We adopted SFAS 145 effective January 1, 2003, and have classified gains on early extinguishments of debt within income for continuing operations for all periods presented. As a result, a gain of $414.3 million (net of tax of $8.7 million) from debt forgiven upon our emergence from Chapter 11 bankruptcy on December 31, 2001, has been reclassified as income before income taxes.

      In July 2002, the FASB issued SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which is effective for fiscal years beginning after December 31, 2002. SFAS 146 requires the liability for costs associated with exit or disposal activities to be recognized when incurred, rather than at the date of a commitment to an exit or disposal plan. We adopted SFAS 146 effective January 1, 2003, and the adoption did not impact our results of operations or financial condition.

      In January 2003, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Guarantees of Indebtedness of Others” (“FIN 45”), which required recognition of a liability for the obligation undertaken upon issuing a guarantee. This liability would be recorded at the inception date of the guarantee and would be measured at fair value. The disclosure provisions of FIN 45 were effective for our financial statements as of March 31, 2003. The adoption of FIN 45 did not have a material effect on our financial position or results of operations.

Quantitative and Qualitative Disclosures About Market Risk

      The table below provides information about our market-sensitive debt instruments and constitutes a “forward-looking statement.” Our fixed rate debt has no earnings exposure from changes in interest rates. We have certain variable rate instruments that are subject to market risk. An increase in the market interest rates would increase our interest expense and our cash requirements for interest payments. For example, an average increase of 0.25% in the variable interest rate would increase our annual interest expense and payments by approximately $0.2 million.

						Year Ending
	Expected Maturity Date at December 31, 2003					December 31,		Fair Value at
								December 31,
	2004	2005	2006	2007	2008	Thereafter	Total	2003

Fixed rate debt(a)	$1,661	$1,773	$1,772	$935	$150,000	$—	$156,141	$147,141
Variable rate debt(b)	16,823	—	47,564	—	—	1,760	66,147	63,293

Total debt	$18,484	$1,773	$49,336	$935	$150,000	$1,760	$222,288	$210,434

(a)	Debt instruments at fixed interest rates ranging from 8.0% to 10.0%, with the majority at 10.0%; includes the payment of the 10% Senior Secured Notes in 2008.

(b)	Debt instruments at variable interest rates, including LIBOR based loans, ranging from 1.4% to 7.0% at December 31, 2003; includes the maturity of the Tranche A Notes in 2006; includes the maturity of the Revolver in 2004, because the Revolver is classified as short-term debt for financial reporting purposes (although the contractual expiration is in 2006). The timing and amount of payments that are set forth do not take into consideration any early redemption obligations that may arise.

      We operate in Canada and are subject to foreign currency exchange rate risk. Due to the significance of our Canadian subsidiary’s United States dollar-denominated long-term debt and certain other United States dollar-denominated assets and liabilities, our functional accounting currency is the United States dollar. Certain other items of working capital are denominated in Canadian dollars. An average change of 1% in the currency exchange rate would change total assets by approximately $0.2 million.

UNDERWRITING

      Under the terms and subject to the conditions contained in the underwriting agreement dated December 1, 2004, we have agreed to sell to CRT Capital Group LLC (“CRT”) all shares of common stock sold in this offering at a price of $20.62 per share of common stock. The underwriting agreement provides that the underwriter is obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below.

      We have granted to the underwriter a 30-day option to purchase up to 100,000 additional shares from us at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

      The underwriter will offer the shares of common stock for sale from time to time in one or more transactions (which may include block transactions), in negotiated transactions or otherwise, or a combination of those methods of sale, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. The underwriter may do so by selling the shares to or through broker/dealers, who may receive compensation in the form of underwriting discounts, concessions or commissions from the underwriter and/or the purchasers of the shares for whom they may act as agents. In connection with the sale of the shares, the underwriter may be deemed to have received compensation in the form of underwriting discounts, and the underwriter may also receive commissions from the purchasers of the shares for whom it may act as agent. The underwriter and any broker/dealers that participate with the underwriter in the distribution of the shares may be deemed to be underwriters, and any discounts or commissions received by them and any profit on the resale of the shares by them may be deemed to be underwriting discounts or commissions.

      We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of CRT, for a period of 90 days after the date of this prospectus supplement, except grants of employee and director stock options pursuant to the terms of any plan in effect on the date hereof and issuances pursuant to the exercise of employee and director stock options outstanding on the date hereof.

      Our executive officers and directors have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of CRT for a period of 90 days after the date of this prospectus supplement. This agreement is subject to several exceptions that will permit officers and directors to transfer securities to family members, family-owned entities, and charitable organizations that, in each case, agree to be bound by the lock-up restrictions.

      We have agreed to indemnify the underwriter against liabilities under the Securities Act, or contribute to payments that the underwriter may be required to make in that respect.

      The underwriter may, from time to time, engage in transactions with and perform services for us in the ordinary course of its business.

      CRT has advised us that it may make short sales of our common stock in connection with the offering, resulting in the sale by CRT of a greater number of shares than it is required to purchase pursuant to the underwriting agreement. The short position resulting from those short sales will be deemed a “covered” short position to the extent that it does not exceed the 100,000 shares subject to the over-allotment option and will be deemed a “naked” short position to the extent that it exceeds that number. A naked short position is more likely to be created if CRT is concerned that there may be downward pressure on the trading price of the common stock in the open market that could adversely affect investors who purchase shares in this offering. CRT may reduce or close out its covered short position either by exercising the over-allotment option or by purchasing shares in the open market. In determining which of these alternatives to pursue, CRT will consider the price at which shares are available for purchase in the open market as compared to the price at which it may purchase shares through the over-allotment option. Any “naked” short position will be closed out by purchasing shares in the open market. Similar to the other stabilizing transactions described below, open market purchases made to cover all or a portion of its short position may have the effect of preventing or retarding a decline in the market price of our common stock following this offering. As a result, our common stock may trade at a price that is higher than the price that otherwise might prevail in the open market.

      CRT has advised us that, pursuant to Regulation M under the Securities Act of 1933, as amended, it may engage in transactions, including stabilizing bids, that may have the effect of stabilizing or maintaining the market price of the shares of our common stock at a level above that which might otherwise prevail in the open market. A “stabilizing bid” is a bid for or the purchase of shares of common stock on behalf of CRT for the purpose of fixing or maintaining the price of common stock. CRT has advised us that stabilizing bids and open market purchases, if commenced, may be discontinued at any time.

LEGAL MATTERS

      Certain legal matters in connection with the offering of the common stock will be passed on for Pioneer by Baker Botts L.L.P., Houston, Texas. Certain legal matters in connection with the offering of the common stock will be passed on for the underwriter by Piper Rudnick LLP, New York, New York.

WHERE YOU CAN FIND MORE INFORMATION

      Pioneer files annual, quarterly and current reports, proxy statements and other information with the SEC. You can read and copy these materials at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information about the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains information Pioneer has filed electronically with the SEC, which you can access over the Internet at http://www.sec.gov.

      Our homepage on the Internet’s World Wide Web is located at http://www.piona.com. Our annual reports on Form 10-K and our quarterly reports on Form 10-Q, current reports on Form 8-K and other filings with the SEC are available, free of charge, through our website, as soon as reasonably practicable after those reports or filings are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference in this prospectus supplement or the accompanying prospectus and does not constitute a part of this prospectus supplement or the accompanying prospectus.

      This prospectus supplement is part of a registration statement we have filed with the SEC relating to the securities we are offering. As permitted by SEC rules, this prospectus supplement and the accompanying prospectus do not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement, exhibits and schedules for more information about us and the securities. The registration statement, exhibits and schedules are available at the SEC’s public reference room or through its Internet site.

      The SEC allows us to “incorporate by reference” the information we have filed with it, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus supplement and the accompanying prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than Current Reports filed under Item 2.02 or

Item 7.01 of Form 8-K) after the date of this prospectus supplement and until all the offered securities are sold. The documents we incorporate by reference are:

•	Pioneer’s Annual Report on Form 10-K for the year ended December 31, 2003, as filed with the SEC on March 30, 2004;

•	Pioneer’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004, as filed with the SEC on May 13, 2004, August 16, 2004 and November 1, 2004, respectively;

•	Pioneer’s Current Reports on Form 8-K as filed with the SEC on March 24, 2004, June 25, 2004, November 16, 2004, November 22, 2004 and November 30, 2004; and

•	The description of Pioneer common stock contained in Pioneer’s Registration Statement on Form 8-A as filed with the SEC on June 16, 2003, and as such Registration Statement may be amended from time to time for the purpose of updating, changing or modifying the description of Pioneer common stock.

      You may request a copy of these filings, other than an exhibit to these filings unless we have specifically incorporated that exhibit by reference into the filing, at no cost, by writing or telephoning the Secretary of Pioneer, at our principal executive offices located at 700 Louisiana Street, Suite 4300, Houston, Texas 77002; telephone number (713) 570-3200.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND

CONSOLIDATED FINANCIAL STATEMENT SCHEDULES

Page

Consolidated Financial Statements, Pioneer Companies, Inc. and subsidiaries:
Audited Consolidated Financial Statements:
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2003 and 2002 (Successor Company)	F-3
Consolidated Statements of Operations for the years ended December 31, 2003 and 2002 (Successor Company) and 2001 (Predecessor Company)	F-4
Consolidated Statements of Stockholders’ Equity (Deficiency in Assets) for the years ended December 31, 2003 and 2002 (Successor Company) and 2001 (Predecessor Company)	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2003 and 2002 (Successor Company) and 2001 (Predecessor Company)	F-6
Notes to Consolidated Financial Statements	F-7
Unaudited Consolidated Financial Statements:
Consolidated Balance Sheets as of September 30, 2004 and December 31, 2003 (unaudited)	F-41
Consolidated Statements of Operations for the three months ended September 30, 2004 and 2003 and the nine months ended September 30, 2004 and 2003 (unaudited)	F-42
Consolidated Statements of Cash Flows for the nine months ended September 30, 2004 and 2003 (unaudited)	F-43
Notes to Consolidated Financial Statements (Unaudited)	F-44

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Pioneer Companies, Inc.

      We have audited the accompanying consolidated balance sheets of Pioneer Companies, Inc. and subsidiaries (“Pioneer”) as of December 31, 2003 and 2002 (Successor Company balance sheets), and the related consolidated statements of operations, stockholders’ equity (deficiency in assets) and cash flows for the each of the two years ended December 31, 2003 and 2002 (Successor Company operations) and for the year ended December 31, 2001 (Predecessor Company operations). These financial statements are the responsibility of Pioneer’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      As discussed in Note 1 to the consolidated financial statements, on July 31, 2001, Pioneer and each of its direct and indirect wholly-owned subsidiaries filed a petition for relief under Chapter 11 of the U. S. Bankruptcy Code in Houston, Texas. On the same day, a parallel filing under the Canadian Companies’ Creditors Arrangement Act was filed in Superior Court in Montreal, Canada. These filings were jointly administered, and on November 28, 2001, the Bankruptcy Court entered an order confirming the plan of reorganization, which became effective on December 31, 2001. Accordingly, the accompanying financial statements have been prepared in conformity with AICPA Statement of Position 90-7, “Financial Reporting for Entities in Reorganization Under the Bankruptcy Code,” for the Successor Company as a new entity with assets, liabilities, and a capital structure having carrying values not comparable with prior periods.

      In our opinion, the Successor Company financial statements present fairly, in all material respects, the financial position of Pioneer as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the two years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. Further, in our opinion, the Predecessor Company financial statements referred to above present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

      As discussed in Note 2 to the consolidated financial statements, Pioneer changed its method of accounting for goodwill and other intangible assets on January 1, 2002, to conform with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.”

DELOITTE & TOUCHE LLP

March 29, 2004

Houston, Texas

PIONEER COMPANIES, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except par value)

	Successor Company

	December 31,	December 31,
	2003	2002

ASSETS
Current assets:
Cash and cash equivalents	$1,946	$2,789
Accounts receivable, less allowance for doubtful accounts:
2003, $2,947; 2002, $1,337	38,800	39,983
Inventories, net	15,707	15,311
Current derivative asset	—	17,834
Prepaid expenses and other current assets	5,018	4,779

Total current assets	61,471	80,696
Property, plant and equipment:
Land	6,520	7,315
Buildings and improvements	29,522	32,952
Machinery and equipment	190,953	220,072
Construction in progress	2,975	4,085

	229,970	264,424
Less accumulated depreciation	(40,436)	(22,155)

	189,534	242,269
Other assets, net	3,931	25,755
Non-current derivative asset	—	41,362
Excess reorganization value over the fair value of identifiable assets	84,064	84,064

Total assets	$339,000	$474,146

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$13,027	$17,377
Accrued liabilities	17,369	20,977
Current derivative liability	—	37,614
Short-term debt, including current portion of long-term debt	18,485	21,112

Total current liabilities	48,881	97,080
Long-term debt, less current portion	203,803	207,463
Accrued pension and other employee benefits	24,584	26,132
Non-current derivative liability	—	108,852
Other long-term liabilities	42,742	33,367
Commitments and contingencies (Note 13) Stockholders’ equity:
Preferred stock, $.01 par value, 10,000 shares authorized, none issued or outstanding	—	—
Common stock, $.01 par value, authorized 50,000 shares, issued and outstanding 10,004 shares	100	100
Additional paid-in capital	10,941	10,933
Other comprehensive loss	(5,481)	(5,024)
Retained earnings (deficit)	13,430	(4,757)

Total stockholders’ equity	18,990	1,252

Total liabilities and stockholders’ equity	$339,000	$474,146

See notes to consolidated financial statements.

PIONEER COMPANIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Successor Company		Predecessor
			Company

	Year Ended		Year Ended
	December 31,		December 31,

	2003	2002	2001

Revenues	$378,675	$316,907	$383,482
Cost of sales — product	(340,804)	(296,622)	(348,726)
Cost of sales — derivatives	(20,999)	12,877	10,725

Total cost of sales	(361,803)	(283,745)	(338,001)

Gross profit	16,872	33,162	45,481
Selling, general and administrative expenses	(23,204)	(23,893)	(41,861)
Change in fair value of derivatives	87,271	23,566	(110,837)
Asset impairment and other items	(41,158)	(20,084)	(12,938)

Operating income (loss)	39,781	12,751	(120,155)
Interest expense, net (contractual interest expense for 2001: $57,728)	(19,064)	(18,891)	(36,010)
Reorganization items	—	—	(6,499)
Fresh-start adjustments	—	—	(106,919)
Debt forgiveness income	—	—	423,051
Other income (expense), net	(5,816)	602	1,169

Income loss before income taxes	14,901	(5,538)	154,637
Income tax (expense) benefit	3,286	781	(11,862)

Net income (loss)	$18,187	$(4,757)	$142,775

Income (loss) per share:
Basic	$1.82	$(0.48)	$12.37
Diluted	$1.79	$(0.48)	$12.37
Weighted average number of shares outstanding:
Basic	10,002	10,000	11,538
Diluted	10,169	10,000	11,538

See notes to consolidated financial statements.

PIONEER COMPANIES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIENCY IN ASSETS)

(In thousands)

	Old Common Stock

					New Common				Accumulated Other
	Class A		Class B		Stock		Additional	Retained	Comprehensive
							Paid-In	Earnings	Income
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	(Deficit)	(Loss)	Total

Predecessor Company:
Balance at January 1, 2001	10,679	$106	859	$9	—	$—	$55,193	$(187,556)	$(76)	$(132,324)
Comprehensive income:
Net income	—	—	—	—	—	—	—	142,775	—
Other comprehensive loss, net of taxes:
Additional minimum pension liability	—	—	—	—	—	—	—	—	(576)
Total comprehensive income										142,199
Cancellation of old shares	(10,679)	(106)	(859)	(9)	—	—	—	—	—	(115)
Reorganization adjustments	—	—	—	—	—	—	(44,766)	44,781	652	667

Balance at December 31, 2001	—	—	—	—	—	—	10,427	—	—	10,427
Successor Company:
Stock issued in reorganization	—	—	—	—	10,000	100		—	—	100

Balance at December 31, 2001	—	—	—	—	10,000	100	10,427	—	—	10,527
Utilization of Predecessor Company net operating loss carryback benefit	—	—	—	—	—	—	506	—	—	506
Comprehensive loss:
Net loss	—	—	—	—	—	—	—	(4,757)	—
Other comprehensive loss, net of taxes:
Additional minimum pension liability	—	—	—	—	—	—	—	—	(5,024)
Total comprehensive loss										(9,781)

Balance at December 31, 2002	—	—	—	—	10,000	100	10,933	(4,757)	(5,024)	1,252
Comprehensive income:
Net income	—	—	—	—	—	—	—	18,187	—
Other comprehensive loss, net of taxes:
Additional minimum pension liability	—	—	—	—	—	—	—	—	(457)
Total comprehensive income										17,730
Issuance of new shares					4	—	8	—		8

Balance at December 31, 2003	—	$—	—	$—	10,004	$100	$10,941	$13,430	$(5,481)	$18,990

See notes to consolidated financial statements.

PIONEER COMPANIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

			Predecessor
	Successor Company		Company

			Year Ended
	Year Ended December 31,		December 31,

	2003	2002	2001

Operating activities:
Net income (loss)	$18,187	$(4,757)	$142,775
Adjustments to reconcile net income (loss) to net cash flows from operating activities:
Fresh-start adjustments	—	—	106,919
Debt forgiveness income	—	—	(423,051)
Depreciation and amortization	21,551	24,926	46,810
Provision for (recovery of) loss on accounts receivable	1,296	(848)	2,848
Deferred tax expense (benefit)	(3,142)	(781)	11,810
Derivatives — cost of sales and change in fair value	(66,272)	(36,443)	100,112
Asset impairment	40,818	16,941	3,881
(Gain) loss on disposal of assets	761	(1,324)	(29)
Foreign exchange (gain) loss	5,825	(92)	(663)
Net effect of changes in operating assets and liabilities	(4,763)	2,628	41,494

Net cash flows from operating activities	14,261	250	32,906

Investing activities:
Capital expenditures	(9,998)	(10,615)	(13,112)
Proceeds from disposal of assets	—	2,047	233

Net cash flows from investing activities	(9,998)	(8,568)	(12,879)

Financing activities:
Debtor-in-possession credit facility, net	—	(6,663)	6,663
Revolving credit borrowings, net	2,119	14,704	(27,581)
Repayments on long-term debt	(7,494)	(1,649)	(571)
Proceeds from issuance of stock	8	—	—

Net cash flows from financing activities	(5,367)	6,392	(21,489)

Effect of exchange rate changes on cash and cash equivalents	261	1,091	(849)

Net decrease in cash and cash equivalents	(843)	(835)	(2,311)

Cash and cash equivalents at beginning of period	2,789	3,624	5,935

Cash and cash equivalents at end of period	$1,946	$2,789	$3,624

See notes to consolidated financial statements.

PIONEER COMPANIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and Basis of Presentation

      The consolidated financial statements include the accounts of Pioneer Companies, Inc. (the “Company” or “PCI”) and its consolidated subsidiaries (collectively, “Pioneer”). The term “Predecessor Company” refers to Pioneer prior to its emergence from bankruptcy on December 31, 2001, and the term “Successor Company” refers to Pioneer after its emergence from bankruptcy on December 31, 2001. All significant intercompany balances and transactions have been eliminated in consolidation.

      Pioneer operates in one industry segment, the production, marketing and selling of chlor-alkali and related products. Pioneer operates in one geographic area, North America. Pioneer conducts its primary business through its operating subsidiaries: PCI Chemicals Canada Company (“PCI Canada”) and Pioneer Americas.

      On December 31, 2001, the Company and each of its direct and indirect wholly-owned subsidiaries emerged from protection under Chapter 11 of the U.S. Bankruptcy Code, and on the same date PCI Canada, a wholly-owned subsidiary of PCI, emerged from protection under the provisions of Canada’s Companies Creditors’ Arrangement Act. On that date Pioneer’s plan of reorganization, which was confirmed by the U.S. Bankruptcy Court on November 28, 2001, became effective.

      The financial results for the twelve months ended December 31, 2001, were affected by the Company’s filing for reorganization under Chapter 11 of the U.S. Bankruptcy Code and a parallel filing under the Canadian Companies Creditors’ Arrangement Act on July 31, 2001, and the Company’s emergence from bankruptcy on December 31, 2001, the effective date of the plan of reorganization. The Company’s post-emergence consolidated financial statements reflect results after the consummation of the plan of reorganization and the application of the principles of fresh-start accounting in accordance with the provisions of the American Institute of Certified Public Accountants’ Statement of Position 90-7 “Financial Reporting by Entities in Reorganization under the Bankruptcy Code” (“SOP 90-7”). See Note 4. The Predecessor Company, as it existed prior to Pioneer’s emergence from bankruptcy, and the Successor Company, after the adoption of fresh-start accounting, are different reporting entities and the consolidated financial statements are not comparable.

      Dollar amounts, other than per-share amounts, in tabulations in the notes to the consolidated financial statements are stated in thousands of U.S. dollars unless otherwise indicated.

2.	Summary of Significant Accounting Policies

Cash and Cash Equivalents

      All highly liquid investments with a maturity of three months or less when purchased are considered to be cash equivalents.

Inventories

      Inventories are valued at the lower of cost or market. Finished goods and work-in-process costs are recorded under the average cost method, which includes appropriate elements of material, labor and manufacturing overhead costs, while the first-in, first-out method is utilized for raw materials, supplies and parts. Pioneer enters into agreements with other companies to exchange chlor-alkali inventories in order to minimize working capital requirements and to optimize distribution logistics. Balances related to quantities due to or payable by Pioneer are included in inventory.

PIONEER COMPANIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Property, Plant and Equipment

      Property, plant and equipment are recorded at cost. Major renewals and improvements that extend the useful lives of equipment are capitalized. Disposals are removed at carrying cost less accumulated depreciation with any resulting gain or loss reflected in operations.

      Depreciation is computed primarily under the straight-line method over the estimated remaining useful lives of the assets. Asset lives range from 5 to 15 years, including buildings and improvements with an average life ranging from 10 to 15 years and machinery and equipment with an average life ranging from 5 to 10 years.

      Property, plant and equipment was revalued pursuant to fresh-start accounting. See Note 3.

Planned Major Maintenance Activities

      In connection with the application of fresh-start accounting, Pioneer adopted a policy of expensing major maintenance costs when incurred. Such costs are incurred when major maintenance activities are performed on Pioneer’s chlor-alkali plants. The change in policy affects the accounting for major maintenance at the St. Gabriel plant, since previously the costs were amortized over the period, generally two years or more, between major maintenance activities.

Impairment of Long-Lived Assets

      Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset or its disposition. Measurement of an impairment loss for long-lived assets that management expects to hold and use are based on the estimated fair value of the asset. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value. See Note 12 for discussion of asset impairment charges recorded in 2003, 2002 and 2001.

Other Assets

      Other assets include amounts for deferred financing costs, which are being amortized on a straight-line basis over the term of the related debt. Amortization of such costs using the interest method would not have resulted in material differences in the amounts amortized during the periods presented. At December 31, 2001, unamortized debt issuance costs of $12.4 million were written-off against the related debt balances in accordance with SOP 90-7. Amortization expense for other assets for the years ended December 31, 2003, 2002 and 2001 was approximately $0.1 million, $0.1 million and $3.8 million, respectively.

Excess Cost Over The Fair Value of Net Assets Acquired and Excess Reorganization Value Over The Fair Value of Identifiable Assets

      Prior to Pioneer’s emergence from bankruptcy and application of fresh-start accounting, excess cost over the fair value of net assets acquired was amortized on a straight-line basis over 25 years. Amortization expense for excess cost over the fair value of net assets acquired was approximately $8.9 million for the year ended December 31, 2001.

      Upon Pioneer’s emergence from bankruptcy and application of fresh-start accounting, Pioneer recorded $84.1 million of excess reorganization value over the fair value of identifiable assets (“goodwill”) attributable to PCI Canada. In accordance with Statement of Financial Accounting Standards (“SFAS”) 142, “Goodwill and Other Intangible Assets,” this goodwill will not be amortized. The carrying value of goodwill will be reviewed at least annually, and if this review indicates that it will not be recoverable, as determined based on the estimated fair value of the applicable reporting unit, Pioneer’s carrying value will be adjusted in accordance with SFAS 142. Using discounted cash flow methodology based on projections of the amounts and

PIONEER COMPANIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

timing of future revenues and cash flows of PCI Canada, Pioneer determined that as of December 31, 2003 and 2002, goodwill was not impaired. As a result, there was no change in the carrying value of goodwill of $84.1 million as of December 31, 2003 and 2002.

      The impact of goodwill amortization expense, net of income tax, on net income (loss), and earnings (loss) per share is as follows:

			Predecessor
	Successor Company		Company

	Year Ended		Year Ended
	December 31,		December 31

	2003	2002	2001

Reported net income (loss)	$18,187	$(4,757)	$142,775
Add back: Goodwill amortization, net of tax	—	—	7,043

Adjusted net income (loss)	$18,187	$(4,757)	$149,818

Basic income (loss) per share:
Reported net income (loss)	$1.82	$(0.48)	$12.37
Goodwill amortization, net of tax	—	—	0.61

Adjusted net income (loss)	$1.82	$(0.48)	$12.98

Diluted income (loss) per share
Reported net income (loss)	$1.79	$(0.48)	$12.37
Goodwill amortization, net of tax	—	—	0.61

Adjusted net income (loss)	$1.79	$(0.48)	$12.98

Environmental Expenditures

      Remediation costs are accrued based on estimates of known environmental remediation exposure. Such accruals are based upon management’s best estimate of the ultimate cost. Ongoing environmental compliance costs, including maintenance and monitoring costs, are charged to operations as incurred. See Note 15.

Revenue Recognition

      Pioneer generates revenues through sales in the open market and long-term supply contracts. Revenue is recognized when the products are shipped and collection is reasonably assured. Pioneer classifies amounts billed to customers for shipping and handling as revenues, with the related shipping and handling costs included in cost of goods sold.

Research and Development Expenditures

      Research and development expenditures are expensed as incurred. Such costs totaled $1.0 million in 2001. No research and development costs were incurred during 2002 or 2003.

PIONEER COMPANIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Interest Expense

      Interest expense, net consisted of the following for the indicated periods:

	Successor		Predecessor
	Company		Company

	Year Ended		Year Ended
	December 31,		December 31,

	2003	2002	2001

Interest expense	$19,082	$18,955	$36,077
Interest income	(18)	(64)	(67)

Interest expense, net	$19,064	$18,891	$36,010

No interest was capitalized in 2003, 2002 or 2001.

Income (Loss) Per Share

      Basic income (loss) per share is based on the weighted average number of common shares outstanding during the period. Diluted income (loss) per share considers the dilutive effect of potentially issuable common shares during the period.

      Options to purchase 20,000 shares that were outstanding as of December 31, 2003, were not included in the computation of diluted earnings per share because the options’ exercise price exceeded the average market price of the shares. Earnings per share for the year ended December 31, 2002, was not affected by outstanding options to acquire 727,000 shares because the options’ exercise price exceeded the average market price of the shares during that period.

Stock-Based Compensation

      Pioneer has stock option plans that are more fully described in Note 8. Pioneer accounts for those plans under Accounting Principals Board (“APB”) 25, “Accounting for Stock Issued to Employees.” Stock options issued under Pioneer’s stock option plans have no intrinsic value at the grant date, and Pioneer recorded no compensation costs under APB 25. Had compensation expense for the stock option plans been determined in accordance with SFAS 123, “Accounting for Stock-Based Compensation”, Pioneer’s pro-forma net income (loss) and earnings (loss) per share would have been as follows:

			Predecessor
	Successor Company		Company

	2003	2002	2001

Net income (loss):
As reported	$18,187	$(4,757)	$142,775
Pro forma stock compensation expense	(733)	(430)	(225)

Pro forma net income (loss)	$17,454	$(5,187)	$142,550

Income (loss) per share — basic:
Net income (loss), as reported	$1.82	$(0.48)	$12.37
Net income (loss), pro forma	1.75	(0.52)	12.35
Income (loss) per share — diluted:
Net income (loss), as reported	$1.79	$(0.48)	$12.37
Net income (loss), pro forma	1.72	(0.52)	12.35

PIONEER COMPANIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for the grants: in 2003, risk-free interest rate of 4.25%, no expected dividend yield for all years, expected life of 10 years, and expected volatility of 95%; and in 2002, risk-free interest rate of 3.8%, no expected dividend yield for all years, expected life of 10 years, and expected volatility of 95%. Stock options generally expire 10 years from the date of grant and fully vest after 3 years. At December 31, 2003, the weighted-average remaining contractual life on outstanding options was 8.6 years

Foreign Currency Translation

      Following SFAS 52, “Foreign Currency Translation,” the functional accounting currency for Canadian operations is the U.S. dollar; accordingly, gains and losses resulting from balance sheet translations are included as other income (loss) in the consolidated statement of operations.

Concentration of Credit Risk

      Pioneer manufactures and sells its products to companies in diverse industries. Pioneer performs periodic credit evaluations of its customers’ financial condition and does not require collateral. Pioneer’s sales are primarily to customers throughout the United States and in eastern Canada. Credit losses relating to these customers have historically been immaterial.

      In 2003 approximately 27% of Pioneer’s revenues was generated by sales of products for use in the pulp and paper industry. At December 31, 2003, Pioneer had approximately $11.1 million of accounts receivable from pulp and paper customers.

Fair Value of Financial Instruments

      Pioneer has assumed that the carrying amount approximates fair value for cash and cash equivalents, receivables, short-term borrowings, accounts payable and certain accrued expenses because of the short maturities of those instruments. The fair values of debt instruments are estimated based upon quoted market values (if applicable), or based on debt with similar terms and remaining maturities. Considerable judgment is required in developing these estimates and, accordingly, no assurance can be given that the estimated values presented herein are indicative of the amounts that would be realized in a free market exchange. See below for discussion of the fair value of certain derivative positions.

      At December 31, 2003, the fair market value of Pioneer’s debt instruments approximated the carrying value, with the exceptions of the Senior Guaranteed Notes, the Senior Floating Notes and the 10% Senior Secured Notes, which had book values of $43.2 million, $4.4 million, and $150 million, respectively, and estimated fair values of $40.6 million, $4.1 million, and $141.0 million, respectively.

Reclassifications

      Certain amounts have been reclassified in prior years to conform to the current-year presentation. All reclassifications have been applied consistently for the periods presented.

Estimates and Assumptions

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

PIONEER COMPANIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Derivatives

      As of January 1, 2001, Pioneer adopted the accounting and reporting standards of SFAS 133, “Accounting for Derivative Instruments and Hedging Activities,” as interpreted and amended. SFAS 133 requires a company to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Based upon the contracts in effect at January 1, 2001, the adoption of SFAS 133 had no effect on the consolidated financial statements at that date.

      Prior to the settlement of derivative disputes (as discussed below) with CRC, approximately 35% of the electric power supply for Pioneer’s Henderson facility was hydropower furnished under a low-cost, long-term contract with CRC, approximately 50% was provided under a supplemental supply contract with CRC, and the remaining 15% was provided under a long-term arrangement with a third party. The supplemental supply contract entered into in March 2001 set forth detailed procedures governing the procurement of power by CRC on Pioneer’s behalf. This agreement was not intended to provide for speculative power purchases on behalf of Pioneer.

      The dispute with CRC involved various derivative positions that were executed by CRC, purportedly for Pioneer’s benefit under the supplemental supply contract. The derivative positions consisted of contracts for the forward purchase and sale of electricity as well as put and call options that were written for electric power. Pioneer disputed CRC’s contention that certain derivative positions with a net liability at December 31, 2002, of $82.3 million were its responsibility. A net liability of $87.3 million, consisting of the $82.3 million liability for those derivatives positions and a $5.0 million liability relating to transactions that were not disputed, was recorded by Pioneer and is reflected in its December 31, 2002, balance sheet.

      All of the conditions of the settlement of Pioneer’s dispute with CRC were satisfied on March 3, 2003. As a result of the settlement, which was effective as of January 1, 2003, Pioneer was released from all claims for liability with respect to electricity derivatives positions, and all litigation between Pioneer and CRC was dismissed. As of December 31, 2002, Pioneer had recorded a net liability of $87.3 million for the net mark-to-market loss on outstanding derivative positions, and a receivable from CRC of $21.0 million, included in “Other Assets” on the balance sheet, for estimated proceeds received by CRC for matured derivative contracts. Due to the settlement of the dispute with CRC, both the $87.3 million net liability and the $21.0 million receivable were reversed in the first quarter of 2003, resulting in a non-cash net gain of $66.3 million. These amounts appear in the consolidated statement of operations for the year ended December 31, 2003, as $87.3 million of operating income under the caption “Change in Fair Value of Derivatives” to reflect the reversal of the previously recorded mark-to-market loss, and $21.0 million of “Cost of Sales — Derivatives,” reflecting the reversal of the receivable from CRC.

      The derivative positions included many types of contracts with varying strike prices and maturity dates extending through 2006. The fair value of the instruments varied over time based upon market circumstances. The fair value of the derivative positions was determined for Pioneer by an independent consultant using available market information and valuation methodologies that included current and forward pricing. Considerable judgment, however, was necessary to interpret market data and develop the related estimates of fair value. Accordingly, the estimates for the fair value of the derivative positions are not necessarily indicative of the amounts that could be realized upon disposition of the derivative positions or the ultimate amount that would be paid or received when the positions were settled. The use of different market assumptions or estimation methodologies could have resulted in different fair values. Management of Pioneer believes that the market information, methodologies and assumptions used by the independent consultant to fair value the derivative positions produced a reasonable estimation of their fair value.

PIONEER COMPANIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Recent Accounting Pronouncements

      The Financial Accounting Standards Board (“FASB”) has issued a number of new accounting standards that became effective in 2003, and Pioneer has evaluated the effects of such requirements on its financial statements.

      In April 2002, the FASB issued SFAS 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” Under SFAS 145, gains or losses from extinguishments of debt that do not meet the criteria of APB No. 30, “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions” should be classified to income from continuing operations in all periods presented. Pioneer adopted SFAS 145 effective January 1, 2003, and has classified gains on early extinguishments of debt within income for continuing operations for all periods presented.

      In July 2002, the FASB issued SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which is effective for fiscal years beginning after December 31, 2002. SFAS 146 requires the liability for costs associated with exit or disposal activities to be recognized when incurred, rather than at the date of a commitment to an exit or disposal plan. Pioneer adopted SFAS 146 effective January 1, 2003, and the adoption did not impact Pioneer’s results of operations or financial condition.

      In January 2003, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Guarantees of Indebtedness of Others” (“FIN 45”), which required recognition of a liability for the obligation undertaken upon issuing a guarantee. This liability would be recorded at the inception date of the guarantee and would be measured at fair value. The disclosure provisions of FIN 45 were effective for Pioneer’s financial statements as of March 31, 2003. The adoption of FIN 45 did not have a material effect on Pioneer’s financial position or results of operations.

3.	Reorganization and Fresh-start Adjustments

      On December 31, 2001, the Company and each of its direct and indirect wholly-owned U.S. subsidiaries emerged from protection under the U.S. Bankruptcy Code, and on the same date PCI Canada emerged from protection under the provisions of Canada’s Companies Creditors’ Arrangement Act.

      Pioneer has applied fresh-start accounting to the consolidated balance sheet as of December 31, 2001, in accordance with SOP 90-7. Under fresh-start accounting, a new reporting entity is considered to be created and the recorded amounts of assets and liabilities are adjusted to reflect their estimated fair values at the date fresh-start accounting is applied similar to the procedures specified in accordance with SFAS 141, “Business Combinations.” In addition, the accumulated deficit of the Predecessor Company was eliminated and its common stock was valued based on an enterprise value of $355 million. Pioneer subsequently adjusted the equity value to include the effects of idling its chlor alkali operations at Tacoma and the net derivative liability, which were not considered in the initial valuation.

      In 2001 reorganization adjustments reflected the forgiveness of debt, including related accrued interest, and certain pre-petition trade payables in consideration for new debt and new common stock, resulting in debt-forgiveness income of $423.1 million. Pioneer also recorded $106.9 million of fresh-start adjustments to reflect the write-down of assets to estimated fair value of $87.1 million, the increase in pension liability of $6.3 million and an increase in other long-term liabilities of $15.0 million as the result of applying fresh-start accounting as of December 31, 2001.

      Reorganization items include legal and professional fees and expenses related to Pioneer’s reorganization incurred subsequent to the Chapter 11 filings and executive retention bonuses, offset by gains from individually-negotiated settlements of critical vendor pre-petition liabilities prior to confirmation of the plan of reorganization.

PIONEER COMPANIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	Cash Flow Information

      The net effect of changes in operating assets and liabilities is as follows:

	Year Ended
	December 31

	2003	2002

Accounts receivable	$1,644	$3,851
Inventories	652	4,454
Prepaid expenses	(1,432)	4,356
Other assets	700	(751)
Accounts payable	(5,098)	2,823
Accrued liabilities	(5,519)	(8,733)
Other long-term liabilities	4,291	(3,372)

Net change in operating accounts	$(4,762)	$2,628

Non-cash financing activities:

On April 17, 2003, Pioneer realized a non-cash gain of $0.4 million from the early payment of a $2.8 million promissory note.

      In October 2002 Pioneer financed certain insurance premiums with two notes totaling $1.5 million and payable to a third-party financing company. Since the financing company distributed cash directly to the insurance company, the transaction was a non-cash transaction for Pioneer. The notes payable were classified as short-term debt, and were payable in monthly installments through June 2003. The payment made by the financing company to the insurance company is classified as prepaid insurance and will be amortized over the term of the insurance policy.

      Following is supplemental cash flow information:

	2003	2002

Interest paid	$19,062	$19,195
Income taxes paid (refunded)	(144)	(506)

5.	Inventories

      Inventories consisted of the following at December 31:

	2003	2002

Raw materials, supplies and parts, net	$7,673	$8,105
Finished goods	8,034	7,206

	$15,707	$15,311

PIONEER COMPANIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.	Other Assets

      Other assets consist of the following at December 31:

	2003	2002

Accounts receivable under environmental indemnification	$3,366	$3,200
Receivable for net realized gain on matured derivatives	—	20,999
Other	565	1,556

Other assets, net	$3,931	$25,755

7.	Accrued Liabilities

      Accrued liabilities consist of the following at December 31:

	2003	2002

Payroll and benefits	$4,302	$5,042
Electricity	5,887	5,428
Other accrued liabilities	7,180	10,507

Accrued liabilities	$17,369	$20,977

8.	Employee Benefits

Defined Benefit Pension Plans

      PCI Canada and Pioneer Americas sponsor various non-contributory, defined benefit pension plans covering substantially all their union and non-union employees. Benefits under the plans are based primarily on participants’ compensation and years of credited service. In connection with Pioneer’s application of fresh-start accounting on December 31, 2001, Pioneer adjusted the amounts recorded for pension and post-retirement benefits other than pension liabilities to include all previously unrecognized actuarial gains and losses, as well as unrecognized prior service costs.

      PCI Canada’s actuary makes actuarial determinations for the PCI Canada defined benefit plan every three years as of December 31, and Pioneer Americas’ actuary makes actuarial determinations for the Pioneer Americas defined benefit plans as of January 1 each year. Annual pension costs and liabilities under the plans are determined by the actuaries using various methods and assumptions. Global capital market developments in 2002 and 2003 resulted in a decline in the discount rates used to estimate the liabilities. As a result, Pioneer was required to record as “Other Comprehensive Loss” additional minimum pension liabilities of $5.5 million and $5.0 million as of December 31, 2003 and 2002, respectively, for plans as to which the accumulated benefit obligations exceeded the fair market values of the respective plan assets. Pension expense in 2003, 2002 and 2001 was $3.4 million ($1.0 million for the Canadian plan and $2.4 million for the U.S. plans), $2.8 million ($1.0 million for the Canadian and $1.8 million for the U.S. plans) and $3.2 million ($1.4 million for the Canadian plans and $1.8 million for the U.S. plans), respectively.

      PCI Canada and Pioneer Americas intend to contribute such amounts as are necessary to provide assets sufficient to meet the benefits to be paid to participants in the defined benefit plans. The present intent is to make actuarially-computed annual contributions in amounts not more than the maximum nor less than the minimum allowable under U.S. and Canadian statutory requirements. Total contributions of from $4.9 million to $6.3 million are expected in 2004 (after giving effect to the freezing of benefits under the U.S. plans, as discussed below), compared to contributions of $6.3 million in 2003.

PIONEER COMPANIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Information concerning the pension obligations, plan assets, amounts recognized in Pioneer’s financial statements and underlying actuarial assumptions with respect to the defined benefit pension plans is stated below.

	PCI Canada		Pioneer Americas		Pioneer Consolidated

	2003	2002	2003	2002	2003	2002

Change in benefit obligation:
Projected benefit obligation, beginning of year	$26,045	$29,771	$43,882	$38,287	$69,927	$68,058
Service cost	869	928	1,314	1,535	2,183	2,463
Interest cost	2,001	1,813	2,878	2,827	4,879	4,640
Plan amendment	—	—	—	8	—	8
Benefits paid	(1,728)	(1,185)	(2,163)	(1,923)	(3,891)	(3,108)
Net transfer in	—	949	—	—	—	949
Decrease in obligation due to curtailment	—	—	—	(1,220)	—	(1,220)
Actuarial loss (gain)	3,428	(3,902)	4,582	4,368	8,010	466
Currency translation (gain) loss	5,997	(2,329)	—	—	5,997	(2,329)

Projected benefit obligation, end of year	$36,612	$26,045	$50,493	$43,882	$87,105	$69,927

Change in plan assets:
Market value of plan assets, beginning of year	$21,395	$23,982	$29,895	$31,167	$51,290	$55,149
Actual return on plan assets	3,063	(1,170)	5,735	(2,393)	8,798	(3,563)
Employer contributions	3,171	879	3,090	3,044	6,261	3,923
Benefits paid	(1,728)	(1,185)	(1,963)	(1,923)	(3,691)	(3,108)
Net transfer in	—	949	—	—	—	949
Actual plan expenses	(378)	(38)	(200)	—	(578)	(38)
Currency translation gain (loss)	5,048	(2,022)	—	—	5,048	(2,022)

Market value of plan assets, end of year	$30,571	$21,395	$36,557	$29,895	$67,128	$51,290

	PCI Canada		Pioneer Americas		Pioneer Consolidated

	2003	2002	2003	2002	2003	2002

Development of net amount recognized:
Benefit obligation — end of year	$(36,612)	$(26,045)	$(50,493)	$(43,882)	$(87,105)	$(69,927)
Market value of plan assets — end of year	30,571	21,395	36,557	29,895	67,128	51,290

Funded status — deficit	(6,041)	(4,650)	(13,936)	(13,987)	(19,977)	(18,637)
Unamortized prior service costs	—	—	18	13	18	13
Unamortized net actuarial loss (gain)	1,707	(982)	9,923	9,305	11,630	8,323
Currency translation (gain) loss	(24)	5	—	—	(24)	5

Net liability recognized	$(4,358)	$(5,627)	$(3,995)	$(4,669)	$(8,353)	$(10,296)

Amount recorded in the consolidated balance sheets:
Accrued benefit liability — per actuary	$(4,358)	$(5,627)	$(3,995)	$(4,669)	$(8,353)	$(10,296)
Accrued benefit liability — prior period carryover	—	—	(1,179)	(1,179)	(1,179)	(1,179)
Additional contributions	519	—	—	—	519	—
Intangible asset	—	—	(79)	(94)	(79)	(94)
Additional minimum liability (included in other comprehensive loss)	—	—	(5,481)	(5,024)	(5,481)	(5,024)

Total pension liability	$(3,839)	$(5,627)	$(10,734)	$(10,966)	$(14,573)	$(16,593)

PIONEER COMPANIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Successor Company

	PCI	Pioneer	Pioneer
	Canada	Americas	Consolidated

Year Ended December 31, 2003
Components of net periodic benefit cost:
Service cost	$872	$1,314	$2,186
Interest cost	2,010	2,877	4,887
Expected return on plan assets	(1,930)	(2,392)	(4,322)
Amortization of prior service costs	—	(5)	(5)
Amortization of net actuarial loss (gain)	(6)	622	616

Net periodic benefit cost	$946	$2,416	$3,362

Weighted average assumptions as of December 31:
Discount rate	6.3%	6.0%	6.1%
Expected return on plan assets	8.0%	8.0%	8.0%
Rate of compensation increase	3.5%	3.5%	3.5%

	Successor Company

	PCI	Pioneer	Pioneer
	Canada	Americas	Consolidated

Year Ended December 31, 2002
Components of net periodic benefit cost:
Service cost	$928	$1,535	$2,463
Interest cost	1,813	2,827	4,640
Expected return on plan assets	(1,750)	(2,544)	(4,294)
Amortization of prior service costs	—	1	1

Net periodic benefit cost	$991	$1,819	$2,810

Weighted average assumptions as of December 31:
Discount rate	7.0%	6.8%	6.8%
Expected return on plan assets	8.0%	8.0%	8.0%
Rate of compensation increase	3.5%	3.5%	3.5%

	Predecessor Company

	PCI	Pioneer	Pioneer
	Canada	Americas	Consolidated

Year Ended December 31, 2001
Components of net periodic benefit cost:
Service cost	$1,210	$1,514	$2,724
Interest cost	1,951	2,605	4,556
Expected return on plan assets	(1,818)	(2,455)	(4,273)
Amortization of prior service costs	82	114	196

Net periodic benefit cost	$1,425	$1,778	$3,203

Weighted average assumptions as of December 31:
Discount rate	6.5%	7.5%	7.1%
Expected return on plan assets	8.0%	8.0%	8.0%
Rate of compensation increase	4.5%	3.5%	3.9%

PIONEER COMPANIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Plan assets at December 31, 2003 and 2002, consist primarily of fixed income investments and equity investments. The following discussions describe the selection of the expected return on assets and investment policy for both the PCI Canada and the Pioneer Americas plans.

      Selection of the Expected Return on Assets. The expected long-term rate of return on assets is based on the facts and circumstances that exist as of the measurement date and the specific portfolio mix of the plan’s assets. PCI Canada and Pioneer Americas use a model developed by their actuaries to assist in the determination of this assumption. The model takes into account several factors such as target portfolio allocation, expenses, historical market performance and expected returns, variances and correlations of different asset categories. These measures are used to determine a range of expected returns on the portfolio. A rate of return assumption that is within 25 basis points of the median long-term return produced by the model is generally selected. The assumption is compared with the historical average asset return to ensure that the assumption is consistent and reasonable.

      Investment Strategy. The pension asset investment objective is to maximize long-term returns while minimizing losses in order to meet future benefit obligations when they become due.

      The assets of the defined benefit plans are allocated in accordance with recommendations made by pension plan consultants. The weighted-average asset allocations at December 31, 2003 and 2002, by asset category were as follows:

	December 31, 2003		December 31, 2002

	PCI	Pioneer	PCI	Pioneer
	Canada	Americas	Canada	Americas

Equity securities — U.S.	20%	41%	20%	39%
Equity securities — Canadian	24	—	16	—
Equity securities — international	20	13	19	11
Debt securities	35	17	41	17
Real estate fund	—	4	—	5
Guaranteed accounts	—	25	—	28
Short-term investments	1	—	4	—

	100%	100%	100%	100%

      Effective February 29, 2004, Pioneer Americas froze benefits under its defined benefit pension plans for substantially all U.S. salaried and union and non-union hourly employees. The effect of the freezing of defined benefit pension plan benefits will be accounted for as a curtailment pursuant to SFAS 88. As the result of the curtailment, the projected benefit obligations for the Pioneer Americas pension plans will decrease. The actuarial gain from such decrease will be applied against existing unrecognized actuarial losses and Pioneer expects to recognize no curtailment gain in its statement of operations for the quarter ending March 31, 2004.

Defined Contribution Pension Plans

      PCI Canada offers a defined contribution plan to its employees, under which participant employees may generally contribute from 1% to approximately 8% of their compensation. PCI Canada also contributes funds to the plan in the amount of 35% of employee contributions up to 4% of employee compensation. Effective February 1, 2002, PCI Canada suspended its contributions to the plan in order to reduce costs. In 2003, PCI Canada resumed making matching contributions on employee contributions up to 4% of employee compensation in accordance with the following schedule: from May 1, 2003: 20%; from July 1, 2003: 70%; from October 1, 2004: 65%; from November 1, 2004: 35%. Contribution expense under the plan was $169,000, $17,000 and $167,000 in 2003, 2002 and 2001, respectively.

PIONEER COMPANIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Pioneer Americas offers defined contribution plans to its employees, under which participants may generally contribute from 1% to 50% of their compensation. Effective February 1, 2002, Pioneer Americas suspended making matching contributions to the plans in order to reduce costs. Effective May 1, 2003, Pioneer Americas resumed making matching contributions in the amount of 25% of employee contributions up to 6% of employee compensation. Effective March 1, 2004, the plans were amended to provide for additional contributions to participant accounts by Pioneer Americas, in amounts of 5% of employee compensation for employees under the age of 45, and 7.5% of employee compensation for employees 45 or older. Contribution expense under the plans was $0.2 million, $0.1 million and $1.0 million in 2003, 2002 and 2001, respectively.

Post-Retirement Benefits Other Than Pensions

      PCI Canada provides its employees with retiree health care benefits that supplement the health care benefits that are made available under governmental programs. Until January 1, 1999, Pioneer Americas provided health care benefits to retirees. On that date, Pioneer Americas modified the plan to provide that employees retiring after January 1, 1999, do not receive company-paid retiree medical benefits. Effective December 31, 2003, the Pioneer Americas plan was further modified to eliminate retiree health care benefits when a participant reaches age 65. Pioneer Americas accounted for the reduction in benefits as a negative plan amendment, which resulted in $4.4 million of unamortized gain included in accrued benefit liability as of December 31, 2003. The gain will be amortized over a period of up to 7.63 years.

      On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”) became law. Among other things, the Act provides for a voluntary program of partial prescription drug coverage through Medicare Part D beginning in 2006. To encourage sponsors of retiree health plans to retain prescription drug coverage in their plans after Part D becomes available, federal subsidy payments will be made to sponsors of qualified retiree health plans for a portion of the prescription drug claims incurred by retirees who are eligible for Part D benefits but have not enrolled in the Part D program. On January 12, 2004, the FASB issued a Staff Position that permits a sponsor of a post-retirement health care plan that provides a prescription drug benefit to make a one-time election to defer accounting for the effects of the Act. Pioneer has made the one-time election to defer accounting for the economic effects of the Act. Accordingly, the calculation of the accrued post-retirement benefit obligation or net periodic post-retirement benefit cost in the consolidated financial statements or the accompanying notes do not reflect the effects of the Medicare changes on the plan. Specific guidance on the accounting for the new tax free federal subsidy is pending and that guidance, when issued, might require Pioneer to change previously-reported information.

PIONEER COMPANIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      PCI Canada’s actuary prepares a valuation of the Canadian retiree health care plan every three years, and Pioneer America’s actuary prepares a valuation of the U.S. retiree health care plans as of December 31 each year. Information concerning plan obligations, the funded status, amounts recognized in Pioneer’s financial statements and underlying actuarial assumptions is stated below.

	PCI Canada		Pioneer Americas		Pioneer Consolidated

	2003	2002	2003	2002	2003	2002

Change in benefit obligation:
Benefit obligation, beginning of year	$2,683	$3,198	$5,859	$5,769	$8,542	$8,967
Service cost	100	94	2	4	102	98
Interest cost	211	194	207	395	418	589
Plan amendments	—	(192)	(4,445)	—	(4,445)	(192)
Benefits paid	(39)	(29)	(195)	(399)	(234)	(428)
Decrease in obligation due to curtailment	—	—	(35)	—	(35)	—
Actuarial loss (gain)	839	(366)	(565)	90	274	(276)
Currency translation loss (gain)	667	(216)	—	—	667	(216)

Benefit obligation, end of year	$4,461	$2,683	$828	$5,859	$5,289	$8,542

Reconciliation of funded status:
Funded status — deficit	$(4,461)	$(2,683)	$(828)	$(5,859)	$(5,289)	$(8,542)
Unamortized past service costs	(189)	(192)	(4,445)	—	(4,634)	(192)
Unamortized net actuarial loss (gain)	437	(365)	(492)	(282)	(55)	(647)
Remeasurement loss	19	—	—	—	19	—

Accrued benefit liability	$(4,194)	$(3,240)	$(5,765)	$(6,141)	$(9,959)	$(9,381)

Component of net periodic benefit cost:
Service cost	$100	$93	$2	$4	$102	$97
Interest cost	211	194	207	395	418	589
Amortization of past service costs	(27)	—	(312)	—	(339)	—
Amortization of net actuarial gain	(10)	—	(43)	(30)	(53)	(30)

Net periodic benefit cost	$274	$287	$(146)	$369	$128	$656

	Successor Company

	PCI	Pioneer	Pioneer
	Canada	Americas	Consolidated

Year Ended December 31, 2003
Components of net periodic benefit cost:
Service cost	$100	$2	$102
Interest cost	211	207	418
Amortization of prior service costs	(27)	(312)	(339)
Amortization of net actuarial loss (gain)	(10)	(43)	(53)

Net periodic benefit cost	$274	$(146)	$128

Weighted average assumptions as of December 31:
Discount rate	6.3%	6.0%	6.2%

PIONEER COMPANIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Successor Company

	PCI	Pioneer	Pioneer
	Canada	Americas	Consolidated

Year Ended December 31, 2002
Components of net periodic benefit cost:
Service cost	$94	$4	$98
Interest cost	194	395	589
Amortization of net actuarial loss (gain)	—	(30)	(30)

Net periodic benefit cost	$288	$369	$657

Weighted average assumptions as of December 31:
Discount rate	7.0%	6.8%	6.8%

	Predecessor Company

	PCI	Pioneer	Pioneer
	Canada	Americas	Consolidated

Year Ended December 31, 2001
Components of net periodic benefit cost:
Service cost	$113	$4	$117
Interest cost	182	420	602
Amortization of net actuarial loss (gain)	49	(18)	31

Net periodic benefit cost	$344	$406	$750

Weighted average assumptions as of December 31:
Discount rate	6.5%	7.5%	7.1%

      With respect to the PCI Canada plan, the weighted-average annual assumed health care trend rate is assumed to be 6.7% for 2004. The rate is assumed to decrease gradually to 4.4% in 2012 and remain level thereafter. With respect to the Pioneer Americas plan, the weighted-average annual assumed health care trend rate is assumed to be 7.5% for 2004. The rate is assumed to decrease gradually to 4.5% in 2012 and remain level thereafter. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care trend rates would have the following effects:

	PCI	Pioneer	Pioneer
	Canada	Americas	Consolidated

Effect of a one-percentage-point change to the health care cost trend rate assumption:
Effect of + 1% on service cost plus interest cost	$69	$37	$106
Effect of - 1% on service cost plus interest cost	$(54)	$(31)	$(85)
Effect of + 1% on accrued benefit obligation	$944	$8	$952
Effect of - 1% on accrued benefit obligation	$(741)	$(8)	$(749)

Stock-Based Compensation

      Pioneer has a stock incentive plan that provides for the granting to key personnel and directors of options to purchase up to 1.0 million shares of common stock of the Successor Company. The options may be either qualified incentive stock options or nonqualified stock options. Stock options granted to date have an exercise price equal to or exceeding the market value of the shares of common stock on the date of grant. Options awarded to Pioneer’s employees become exercisable in annual increments over a three-year period beginning

PIONEER COMPANIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

one year from the grant date. Options awarded to directors become exercisable on the anniversary of the date of their election as directors.

      Prior to bankruptcy Pioneer had two stock incentive plans that provided key employees the option to purchase shares of common stock. The plans authorized the issuance of options to purchase up to a total of 2.3 million shares of common stock, with vesting periods of up to three years and maximum option terms of ten years. In addition, options for the purchase of 0.3 million shares had been issued outside the scope of the stock option plans. Those plans were terminated and all outstanding options were cancelled pursuant to the plan of reorganization.

      The following table summarizes the transactions with respect to the stock options of the Successor Company for the years ended December 31, 2003 and 2002 (shares in thousands):

			Weighted
			Average
	Number of	Exercise Price	Exercise Price
	Shares	Per Share	Per Share

2002:
Granted	952	$2.00 – $4.00	$2.94
Forfeited	(174)	$2.50	$2.50

Outstanding at December 31, 2002	778	$2.00 – $4.00	$3.04
2003:
Granted	20	$8.15	$8.15
Exercised	(4)	$2.50	$2.50
Forfeited	(47)	$2.50	$2.50

Outstanding at December 31, 2003	747	$2.00 – $8.15	$2.97

The fair market value of options granted in 2002 was $2.2 million, and the fair market value of the options granted in 2003 was $0.1 million. A total of 40,000 shares were exercisable under the options outstanding at December 31, 2002, at an average exercise price of $2.50 per share, and 280,000 shares were exercisable under the options outstanding at December 31, 2003, at an average exercise price of $2.97 per share.

      The following table summarizes the transactions with respect to the stock options of the Predecessor Company for the period ended December 31, 2001 (shares in thousands):

			Weighted
			Average
	Number of	Exercise Price	Exercise Price	Options
	Shares	Per Share	Per Share	Exercisable

Outstanding at December 31, 2000	1,439	$4.08 – $11.12	$5.11	773
2001:
Forfeited	(90)	$4.09 – $7.86	$5.10
Cancelled	(1,349)	$4.08 – $11.12	$5.03

Outstanding at December 31, 2001	—	—	—	—

PIONEER COMPANIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.	Debt

      Debt consisted of the following at December 31:

	2003	2002

Senior Secured Debt:
Senior Secured Floating Rate Guaranteed Notes, due December 2006, variable rates based on the three-month LIBOR rate plus 3.5% (“Senior Guaranteed Notes”)	$43,151	$45,422
Senior Floating Rate Term Notes, due December 2006, variable interest rates based on the three-month LIBOR rate plus 3.5% (“Senior Floating Notes”)	4,413	4,578
10% Senior Secured Guaranteed Notes, due December 2008 (“10% Senior Secured Notes”)	150,000	150,000
Revolving credit facility; variable interest rates based on U.S. prime rate plus a margin ranging from 0.5% to 1.25% or LIBOR plus a margin ranging from 2.50% to 3.25% expiring December 31, 2006, as amended (“Revolver”)	16,823	14,704
Other debt:
Promissory notes for bankruptcy related professional fees due July 1, 2003; variable interest based on the three-month LIBOR rate plus 3.50%	—	3,428
Unsecured, non-interest-bearing, long-term debt, denominated in Canadian dollars (amounts below are in Canadian dollars), original face value of $5.5 million, payable in five annual installments of $1.0 million and a final payment of $0.5 million, beginning January 10, 2002, with an effective interest rate of 8.25%, net of unamortized discount of $0.6 million at December 31, 2002	2,432	2,473
Other notes, maturing in various years through 2014, with various installments, at various interest rates	5,469	7,970

Total	222,288	228,575
Short-term debt, including current maturities of long-term debt	(18,485)	(21,112)

Long-term debt, less current maturities	$203,803	$207,463

      Senior secured debt outstanding under various debt instruments consists of the Senior Guaranteed Notes, the Senior Floating Notes, the 10% Senior Secured Notes and the Revolver. Collectively, the $197.6 million in Senior Guaranteed Notes, Senior Floating Notes and 10% Senior Secured Notes are referred to as the Senior Notes, and together with the Revolver are referred to as the Senior Secured Debt. In addition, at December 31, 2003, Pioneer had a $2.4 million unsecured non-interest bearing instrument payable to a critical vendor for the settlement of pre-petition amounts owed to that vendor, which contains a covenant that allows the vendor to demand immediate repayment and begin charging interest at a rate of 9.3% if Pioneer’s liquidity falls below $5 million (Canadian dollars); $0.9 million payable over several years to a state taxing authority; and $4.6 million of other debt outstanding, comprised of notes maturing in various years through 2014.

      The Revolver provides for revolving loans in an aggregate amount up to $30 million, subject to borrowing base limitations related to the level of accounts receivable, inventory and reserves. Borrowings under the Revolver are available through December 31, 2006, so long as no default exits and all conditions to borrowings are met. Borrowings under the Revolver accrue interest determined on the basis of the prime rate plus a margin. Pioneer incurs a fee on the unused amount of the facility at a rate of 0.375% per year.

PIONEER COMPANIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Revolver requires Pioneer to maintain Liquidity (as defined) of at least $5.0 million, and limit its capital expenditures to $25.0 million in each fiscal year. At December 31, 2003, Liquidity was $12.4 million, consisting of borrowing availability of $10.5 million and cash of $1.9 million. Capital expenditures were $10.0 million during 2003. One of the covenants in the Revolver requires Pioneer to generate at least $21.550 million of Lender-Defined EBITDA for each twelve-month period ending at the end of each fiscal quarter.

      An amendment to the Revolver that was effective as of December 2003 redefined the manner in which Lender-Defined EBITDA is determined by eliminating the inclusion of non-cash charges that Pioneer had incurred in the first quarter of 2003 with respect to an asset impairment and an addition to Pioneer’s environmental reserve. As a result, Lender-Defined EBITDA for the twelve months ended December 31, 2003, was $39.6 million. The Revolver also provides that, as a condition of borrowings, there shall not have occurred any material adverse change in Pioneer’s business, prospects, operations, results of operations, assets, liabilities or condition (financial or otherwise).

      If the required Lender-Defined EBITDA level under the Revolver is not met and the lender does not waive Pioneer’s failure to comply with the requirement, Pioneer will be in default under the terms of the Revolver. Moreover, if conditions constituting a material adverse change occur, the lender can refuse to make further advances. Following any such refusal, customer receipts would be applied to Pioneer’s borrowings under the Revolver, and Pioneer would not have the ability to reborrow. This would cause Pioneer to suffer a rapid loss of liquidity and it would lose the ability to operate on a day-to-day basis. In addition, a default under the Revolver would allow the lender to accelerate the outstanding indebtedness under the Revolver and would also result in a cross-default under the Senior Notes that would provide the holders of the Senior Notes with the right to demand immediate repayment.

      Interest on the 10% Senior Secured Notes is payable on June 30th and December 31st. Interest on the Senior Guaranteed Notes and the Senior Floating Notes is payable quarterly on March 31st, June 30th, September 30th and December 31st.

      Pioneer is required to make mandatory redemptions of Senior Floating Notes and Senior Guaranteed Notes (collectively, the “Tranche A Notes”) from and to the extent of net cash proceeds of certain asset sales, new equity issuances in excess of $5 million and excess cash flow (as defined in the related agreements), and if there is a change of control

      The Tranche A Notes also provide that, within 60 days after each calendar quarter during 2003 through 2006, Pioneer is required to redeem and prepay the greater of an amount determined on the basis of (a) Pioneer Americas’ net income before extraordinary items, other income, net, interest, income taxes, depreciation and amortization (“Tranche A Notes EBITDA”) and (b) an amount determined on the basis of the Company’s excess cash flow and average liquidity, as defined. With respect to the Tranche A Notes EBITDA, the amount that is redeemed and prepaid is (i) $2.5 million if Tranche A Notes EBITDA for such calendar quarter for such calendar quarter is $20 million or more but less than $25 million, (ii) $5 million if Tranche A Notes EBITDA for such calendar quarter is $25 million or more but less than $30 million and (iii) $7.5 million if Tranche A Notes EBITDA for such calendar quarter is $30 million or more, in each case plus accrued and unpaid interest to the date of redemption and prepayment. With respect to excess cash flow, the amount that is to be redeemed and prepaid is a percentage of the Company’s consolidated net income, without regard to extraordinary gains and losses and net after-tax other income, plus depreciation, amortization and other non-cash charges, and less all cash principal payments, capital expenditures and extraordinary cash gains or cash income received, plus or minus cash changes in working capital. The applicable percentage is to be determined on the basis of the Company’s average liquidity, which is the average of cash plus borrowing availability under the Revolver for the quarter or for the 45-day period following the end of the quarter. Each holder of Senior Floating Notes may refuse any such repayment. As a result of the application of these provisions with respect to the first quarter of 2003, Pioneer redeemed and

PIONEER COMPANIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

prepaid $2.4 million of the principal amount of the Tranche A Notes on May 23, 2003. One holder refused the prepayment of the balance of the $2.5 million that was to have been prepaid on that date. No redemption and prepayment of Tranche A Notes was required with respect to any other calendar quarter during 2003.

      The holders of the 10% Senior Secured Notes may require Pioneer to redeem 10% Senior Secured Notes with net cash proceeds of certain asset sales and of new equity issuance in excess of $35 million (if there is no indebtedness outstanding under the Senior Floating Notes and the Senior Guaranteed Notes). In addition, the holders may require Pioneer to repurchase all or a portion of the notes upon the occurrence of a change of control.

      Pioneer may prepay amounts owed on the Tranche A Notes and the 10% Senior Secured Notes in minimum amounts of $1.0 million or more, and Pioneer may, at its option, terminate the Revolver. If the Revolver is terminated early, there will be a premium due that ranges from 1% to 3% of $50 million, depending upon the termination date. On or after December 31, 2005, Pioneer may redeem some or all of the 10% Senior Secured Notes by paying the holders a percentage declining from 105% to 100% (depending on the year of redemption) of the stated principal amount plus accrued and unpaid interest to the redemption date.

      The obligations under the Revolver are secured by liens on Pioneer’s accounts receivable and inventory, and the obligations under the Senior Notes are secured by liens on substantially all of Pioneer’s other assets, with the exception of certain assets that secure the obligations outstanding under certain other long-term liabilities.

      The debt agreements contain covenants requiring Pioneer to meet minimum liquidity levels, and limiting or prohibiting Pioneer’s ability to, among other things, incur additional indebtedness, prepay or modify debt instruments, grant additional liens, guarantee any obligations, sell assets, engage in another type of business or suspend or terminate a substantial portion of business, declare or pay dividends, make investments, make capital expenditures in excess of certain amounts, or make use of the proceeds of borrowings for purposes other than those specified in the agreements. The agreements also include customary events of default, including one for a change of control under the Revolver. Borrowings under the Revolver will generally be available subject to the accuracy of all representations and warranties, including the absence of a material adverse change and the absence of any default or event of default.

      Scheduled maturities of long-term debt at December 31, 2003 are as follows:

	Senior
	Secured
	Debt	Other	Total

2004	$16,823	$1,661	$18,484
2005	—	1,773	1,773
2006	47,564	1,772	49,336
2007	—	935	935
2008	150,000	—	150,000
Thereafter	—	1,760	1,760

	$214,387	$7,901	$222,288

      Because the Revolver requires a lock-box arrangement and contains a clause that allows the lender to refuse to fund further advances in the event of a material adverse change in Pioneer’s business, the Revolver must be classified as current debt, and its maturity in the above table is included in 2004, although the contractual expiration of the Revolver is in 2006.

PIONEER COMPANIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      On December 31, 2003, the borrowing base under the Revolver was $30.0 million. Borrowing availability net of outstanding letters of credit was $10.5 million, and net liquidity (consisting of cash and borrowing availability) was $12.4 million.

      Pioneer does not anticipate that the cash that it will generate from its operations will be sufficient to repay the Revolver and the Tranche A Notes when they are due in December 2006, or the 10% Senior Secured Notes when they are due in December 2008. In such events, it would be necessary to refinance the indebtedness, issue new equity or sell assets. The terms of any necessary new borrowings would be determined by then-current market conditions and other factors, and could impose significant additional burdens on Pioneer’s financial condition and operating flexibility, and the issuance of new equity securities could dilute the interest of Pioneer’s existing stockholders. Pioneer cannot provide any assurance that it would be able to refinance any of its indebtedness, raise equity on commercially reasonable terms or at all, or sell assets, which failure could cause Pioneer to default on its obligations and impair its liquidity. Pioneer’s inability to generate sufficient cash flow to satisfy its debt obligations, or to refinance its obligations on commercially reasonable terms, would have a material adverse effect on its business, financial condition and results of operations.

10.	Consolidating Financial Statements

      PCI Canada (a wholly-owned subsidiary of PCI) is the issuer of the $150 million 10% Senior Secured Notes, which are fully and unconditionally guaranteed on a joint and several basis by PCI and all of PCI’s other direct and indirect wholly-owned subsidiaries.

      Pioneer Americas (a wholly-owned subsidiary of PCI Canada) is the issuer of the $43.2 million of Senior Guaranteed Notes and $4.4 million of Senior Floating Notes, which are fully and unconditionally guaranteed on a joint and several basis by PCI and all of PCI’s other direct and indirect wholly-owned subsidiaries. Together, PCI Canada, Pioneer Americas and the subsidiary note guarantors comprise all of the direct and indirect subsidiaries of PCI.

      Condensed consolidating financial information for PCI and its wholly-owned subsidiaries is presented below. Information is presented as though the Successor Company organizational structure had been in place for all periods presented. Separate financial statements of PCI Canada and Pioneer Americas are not provided because Pioneer does not believe that such information would be material to investors or lenders of the Company.

PIONEER COMPANIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED CONSOLIDATING BALANCE SHEET — SUCCESSOR COMPANY

December 31, 2003

		PCI	Pioneer	Other		Pioneer
	PCI	Canada	Americas	Guarantors	Eliminations	Consolidated

ASSETS
Current assets:
Cash and cash equivalents	$—	$500	$1,422	$24	$—	$1,946
Accounts receivable, net	—	10,218	28,582	—	—	38,800
Inventories, net	—	6,219	9,488	—	—	15,707
Prepaid expenses and other current assets	2,812	1,341	865	—	—	5,018

Total current assets	2,812	18,278	40,357	24	—	61,471
Property, plant and equipment, net	—	113,615	74,390	1,528	—	189,534
Other assets, net	—	166	3,766	—	—	3,931
Intercompany receivable	—	87,356	—	67,581	(154,937)	—
Investment in subsidiaries	25,376	—	—	—	(25,376)	—
Excess reorganization value over fair value of identifiable Assets	—	84,064	—	—	—	84,064

Total assets	$28,188	$303,478	$118,513	$69,133	$(180,313)	$339,000

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIENCY IN ASSETS)
Current liabilities:
Accounts payable	$—	$5,875	$7,152	$—	$—	$13,027
Accrued liabilities	—	5,751	11,585	33	—	17,369
Current portion of long-term debt	—	627	17,830	28	—	18,485

Total current liabilities	—	12,253	36,567	61	—	48,881
Long-term debt, less current portion	—	151,805	51,936	62	—	203,803
Investment in subsidiary	—	144,036	—	445	(144,481)	—
Intercompany payable	9,198	3,527	142,212	—	(154,937)	—
Accrued pension and other employee benefits	—	8,050	16,534	—	—	24,584
Other long-term liabilities	—	25,856	15,301	1,585	—	42,742
Stockholders’ equity (deficiency in assets)	18,990	(42,049)	(144,036)	66,980	119,105	18,990

Total liabilities and stockholders’ equity	$28,188	$303,478	$118,513	$69,133	$(180,313)	$339,000

PIONEER COMPANIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED CONSOLIDATING BALANCE SHEET — SUCCESSOR COMPANY

December 31, 2002

		PCI	Pioneer	Other		Pioneer
	PCI	Canada	Americas	Guarantors	Eliminations	Consolidated

ASSETS
Current assets:
Cash and cash equivalents	$—	$1,702	$1,074	$13	$—	$2,789
Accounts receivable, net	—	9,462	30,521		—	39,983
Inventories, net	—	5,865	9,446	—	—	15,311
Current derivative asset	—	—	17,834	—	—	17,834
Prepaid expenses and other current assets	2,687	1,703	391	—	—	4,779

Total current assets	2,687	18,731	59,266	13	—	80,696
Property, plant and equipment, net	—	122,559	118,183	1,528	—	242,269
Other assets, net	—	—	25,755	—	—	25,755
Intercompany receivable	—	70,265	—	54,526	(124,791)	—
Investment in subsidiaries	7,314	—	—	—	(7,314)	—
Non-current derivative asset	—	—	41,362	—	—	41,362
Excess reorganization value over fair value of identifiable Assets	—	84,064	—	—	—	84,064

Total assets	$10,001	$295,618	$244,566	$56,067	$(132,105)	$474,146

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIENCY IN ASSETS)
Current liabilities:
Accounts payable	$—	$6,214	$11,164	$—	$—	$17,377
Accrued liabilities	5	6,584	14,356	33	—	20,977
Current derivative liability	—	—	37,614	—	—	37,614
Current portion of long-term debt	1,520	475	19,089	27	—	21,112
Total current liabilities	1,525	13,272	82,223	60	—	97,080
Long-term debt, less current portion	—	151,999	55,375	89	—	207,463
Investment in subsidiary	—	146,947	—	591	(147,538)	—
Intercompany payable	7,224	—	117,567	—	(124,791)	—
Accrued pension and other employee benefits	—	8,865	17,267	—	—	26,132
Non-current derivative liability	—	—	108,852	—	—	108,852
Other long-term liabilities	—	20,740	10,228	2,400	—	33,367
Stockholders’ equity (deficiency in assets)	1,252	(46,205)	(146,947)	52,927	140,224	1,252

Total liabilities and stockholders’ equity (deficiency in assets)	$10,001	$295,618	$244,566	$56,067	$(132,105)	$474,146

PIONEER COMPANIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS — SUCCESSOR COMPANY

Fiscal Year Ended December 31, 2003

		PCI	Pioneer	Other		Pioneer
	PCI	Canada	Americas	Guarantors	Eliminations	Consolidated

Revenues	$—	$178,805	$287,427	$—	$(87,557)	$378,675
Cost of sales	—	(154,064)	(295,450)	154	87,557	(361,803)

Gross profit	—	24,741	(8,023)	154	—	16,872
Selling, general and administrative expenses	(332)	(5,318)	(17,533)	(21)	—	(23,204)
Change in fair value of derivatives	—	—	87,271	—	—	87,271
Asset impairment and other items	—	(319)	(40,838)	—	—	(41,158)

Operating income (loss)	(332)	19,103	20,877	133	—	39,781
Interest expense, net	—	(15,172)	(3,884)	(8)	—	(19,064)
Other income (expense), net	—	(5,829)	(13,769)	13,782	—	(5,816)

Income (loss) before income taxes	(332)	(1,898)	3,224	13,907	—	14,901
Income tax benefit	—	3,142	144	—	—	3,286

Net income (loss) before equity in earnings of subsidiaries	(332)	1,245	3,368	13,907	—	18,187
Equity in net earnings of subsidiaries	18,519	3,368	—	145	(22,032)	—

Net income	$18,187	$4,612	$3,368	$14,052	$(22,032)	$18,187

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS — SUCCESSOR COMPANY

Fiscal Year Ended December 31, 2002

		PCI	Pioneer	Other		Pioneer
	PCI	Canada	Americas	Guarantors	Eliminations	Consolidated

Revenues	$—	$149,048	$238,495	$—	$(70,636)	$316,907
Cost of sales	—	(131,093)	(222,489)	(800)	70,636	(283,746)

Gross profit	—	17,955	16,006	(800)	—	33,161
Selling, general and administrative expenses	(400)	(5,989)	(17,452)	(53)	—	(23,894)
Change in fair value of derivatives	—	—	23,566	—	—	23,566
Asset impairment and other items	—	982	(21,212)	145	—	(20,084)

Operating income (loss)	(400)	12,948	909	(707)	—	12,751
Interest expense, net	—	(14,557)	(4,336)	2	—	(18,891)
Other income (expense), net	—	279	310	15	—	602

Loss before income taxes	(400)	(1,329)	(3,118)	(691)	—	(5,538)
Income tax benefit	—	781	—	—	—	781

Net loss before equity in earnings of subsidiaries	(400)	(549)	(3,118)	(691)	—	(4,757)
Equity in net loss of subsidiaries	(4,357)	(3,118)	—	(764)	8,238	—

Net income (loss)	$(4,757)	$(3,666)	$(3,118)	(1,455)	$8,238	$(4,757)

PIONEER COMPANIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS — PREDECESSOR COMPANY

Fiscal Year Ended December 31, 2001

		PCI	Pioneer	Other		Pioneer
	PCI	Canada	Americas	Guarantors	Eliminations	Consolidated

Revenues	$—	$166,300	$296,723	$18	$(79,559)	$383,482
Cost of sales	—	(134,996)	(282,938)	(36)	79,969	(338,001)

Gross profit	—	31,304	13,785	(18)	410	45,481
Selling, general and administrative expenses	(144)	(10,065)	(31,382)	(270)	—	(41,861)
Change in fair value of derivatives	—	—	(110,837)	—	—	(110,837)
Asset impairment and other items	—	(5,459)	(7,479)	—	—	(12,938)

Operating income (loss)	(144)	15,780	(135,913)	(288)	410	(120,155)
Debt forgiveness income	17,795	36,500	368,640	116		423,051
Interest expense, net	(514)	(10,416)	(25,173)	93	—	(36,010)
Reorganization items	—	(2)	(6,497)	—	—	(6,499)
Fresh-start adjustments	55,235	(64,766)	(180,858)	(607)	84,077	(106,919)
Other income (expense), net	—	604	(4,702)	5,267	—	1,169

Income (loss) before income taxes	72,372	(22,300)	15,497	4,581	84,487	154,637
Income tax expense	—	(11,862)	—	—	—	(11,862)

Net income (loss) before equity in earnings of subsidiaries	72,372	(34,162)	15,497	4,581	84,487	142,775
Equity in net earnings (loss) of subsidiaries	(14,084)	15,497	—	—	(1,413)	—

Net income (loss)	$58,288	$(18,665)	$15,497	$4,581	$83,074	$142,775

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS — SUCCESSOR COMPANY

Fiscal Year Ended December 31, 2003

		PCI	Pioneer	Other	Pioneer
	PCI	Canada	Americas	Guarantors	Consolidated

Net cash flows from operating activities	$(8)	$2,980	$11,253	$37	$14,261
Cash flows from investing activities:
Capital expenditures	—	(3,794)	(6,206)	2	(9,998)
Proceeds from disposal of assets	—	—	—	—	—

Net cash flows from investing activities	—	(3,794)	(6,206)	2	(9,998)

Cash flows from financing activities:
Revolving credit borrowings, net	—	—	2,119	—	2,119
Repayments on long-term debt		(649)	(6,817)	(28)	(7,494)
Proceeds from issuance of stock	8	—	—	—	8

Net cash flows from financing activities	8	(649)	(4,698)	(28)	(5,367)

Effect of exchange rate changes on cash and cash equivalents	—	261	—	—	261

Net increase (decrease) in cash and cash equivalents	—	(1,202)	349	11	(843)
Cash and cash equivalents at beginning of period	—	1,702	1,074	13	2,789

Cash and cash equivalents at end of period	$—	$500	$1,423	$24	$1,946

PIONEER COMPANIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS — SUCCESSOR COMPANY

Fiscal Year Ended December 31, 2002

		PCI	Pioneer	Other	Pioneer
	PCI	Canada	Americas	Guarantors	Consolidated

Net cash flows from operating activities	$—	$6,348	$(6,139)	$41	$250
Cash flows from investing activities:
Capital expenditures	—	(3,332)	(7,283)	—	(10,615)
Proceeds from disposal of assets	—	2,047	—	—	2,047

Net cash flows from investing activities	—	(1,285)	(7,283)	—	(8,568)

Cash flows from financing activities:
Debtor-in-possession credit facility, net	—	(5,774)	(889)	—	(6,663)
Revolving credit borrowings, net	—	—	14,704	—	14,704
Repayments on long-term debt	—	(628)	(993)	(28)	(1,649)

Net cash flows from financing activities	—	(6,402)	12,822	(28)	6,392
Effect of exchange rate changes on cash and cash equivalents	—	1,091	—	—	1,091

Net increase (decrease) in cash and cash equivalents	—	(248)	(600)	13	(835)
Cash and cash equivalents at beginning of period	—	1,950	1,674	—	3,624

Cash and cash equivalents at end of period	$—	$1,702	$1,074	$13	$2,789

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS — PREDECESSOR COMPANY

Fiscal Year Ended December 31, 2001

		PCI	Pioneer	Other	Pioneer
	PCI	Canada	Americas	Guarantors	Consolidated

Net cash flows from operating activities	$(668)	$8,764	$25,154	$(344)	$32,906

Cash flows from investing activities:
Capital expenditures	—	(3,772)	(9,340)	—	(13,112)
Proceeds from disposal of assets	—	17	216	—	233

Net cash flows from investing activities	—	(3,755)	(9,124)	—	(12,879)

Cash flows from financing activities:
Debtor-in-possession credit facility, net	—	5,774	889	—	6,663
Pre-petition revolving credit borrowings, net	—	(11,737)	(15,844)	—	(27,581)
Repayments on long-term debt	—	—	(543)	(28)	(571)

Net cash flows from financing activities	—	(5,963)	(15,498)	(28)	(21,489)

Effect of exchange rate changes on cash and cash equivalents	—	(849)	—	—	(849)

Net increase (decrease) in cash and cash equivalents	(668)	(1,803)	532	(372)	(2,311)
Cash and cash equivalents at beginning of period	668	3,753	1,142	372	5,935

Cash and cash equivalents at end of period	$—	$1,950	$1,674	$—	$3,624

PIONEER COMPANIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Pursuant to the terms of certain debt instruments, there are prohibitions on the payment of dividends on the new common stock by the Company. Pioneer’s ability to incur additional new indebtedness is restricted, other than borrowing available under the Revolver. See Note 9.

      PCI did not receive dividends from its subsidiaries during the years ended December 31, 2003, 2002, and 2001.

11.	Business Segment Information

      Financial information relating to Pioneer by geographical area is as follows. Revenues are attributed to countries based on delivery point.

			Predecessor
	Successor Company		Company

	2003	2002	2001

Revenues:
United States	$284,625	$237,336	$301,917
Canada	92,778	78,704	80,941
Other	1,272	867	624
Consolidated	$378,675	$316,907	$383,482

	Successor	Predecessor
	Company	Company

	2003	2002

Long-lived Assets (at year end):
United States	$76,485	$121,267
Canada	197,678	206,622

      Revenues by major products for the years ended December 31, 2003, 2002 and 2001, were as follows:

			Predecessor
	Successor Company		Company

	2003	2002	2001

Revenues:
Chlorine and caustic soda	$276,209	$221,521	$280,005
Other	102,366	95,387	103,477

Total revenues	$378,675	$316,907	$383,482

      No individual customer accounted for 10% or more of Pioneer’s revenues in 2003, 2002 or 2001.

12.	Asset Impairment and Other Items

      CRC now provides power to meet the majority of the Henderson plant’s needs at market rates. The market rates are expected to remain at levels higher than the rates under the long-term hydropower contracts that were assigned to the Southern Nevada Water Authority as part of the settlement of the dispute with CRC. As a result, Pioneer reviewed the facility for impairment as of March 31, 2003, and determined that the book value of the Henderson facility exceeded the undiscounted sum of future expected cash flows over the remaining life of the facility. Pioneer then calculated the estimated fair value of the facility by discounting expected future cash flows using a risk-adjusted discount rate of 13%. Based on that analysis, Pioneer recorded an impairment charge of $40.8 million in the first quarter of 2003.

PIONEER COMPANIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In March 2002 Pioneer idled the Tacoma chlor-alkali plant due to poor market conditions. The idling of the Tacoma plant resulted in the termination of 84 employees, all of whom were terminated prior to June 30, 2002, and for whom $1.9 million of severance expense was recorded during the quarter ended March 31, 2002. Substantially all of the accrued severance was paid out during 2002. Additionally, $2.6 million of asset impairment and other items were recorded during 2002, primarily comprised of $0.7 million of exit costs related to idling the Tacoma plant, $0.4 million related to staff reductions at the Cornwall plant, $0.6 million of executive severance, $0.5 million of legal expense related to Pioneer’s emergence from bankruptcy and a $1.1 million gain from the sale of assets.

      Due to the continuation of the idling of the Tacoma chlor-alkali facility and uncertainty as to when Pioneer would restart it, Pioneer reviewed the facility for impairment as of December 31, 2002. The impairment review showed that the book value of the Tacoma assets exceeded the undiscounted sum of the expected future cash flows from those assets. The expected future cash flows were calculated by taking a weighted average of the cash flow streams associated with various scenarios for the future use of the facility. The cash flows and probability of occurrence of each scenario were determined using management’s best estimates based on current available information. Pioneer then discounted the expected future cash flows using a risk-free interest rate of 3.6% to determine the fair value of the facility. Based on this analysis, Pioneer recognized a $16.9 million impairment of the Tacoma facility in December 2002.

      Of the $12.9 million of asset impairments and other items recorded in 2001, $4.3 million represented professional fees related to Pioneer’s financial reorganization incurred prior to the Chapter 11 filing on July 31, 2001, $3.8 million related to an asset impairment charge relating to the Pioneer Technical Center (“PTC”) and $4.8 million was attributable to severance expense.

      In March 2001 Pioneer announced a 50% curtailment in the capacity of its Tacoma plant due to an inability to obtain sufficient power at reasonable prices. The Tacoma curtailment resulted in the termination of 55 employees, for which $1.9 million of accrued severance expense was recorded in March 2001. Additionally, in connection with an organizational restructuring undertaken by Pioneer, $1.6 million of severance expense was recorded in March 2001 relating to terminations of 19 employees at other locations, all whom were terminated prior to June 30, 2001. Severance payments of approximately $3.0 million were made during the year ended December 31, 2001, resulting in accrued severance of $0.5 million at December 31, 2001.

      In October 2001 Pioneer announced plans to shut down the PTC. This shutdown resulted in the termination of 23 employees, for which $1.3 million of accrued severance was recorded in reorganization items as of December 31, 2001. During 2002, all of the employees were terminated, and substantially all of the severance was paid. In December 2001 Pioneer performed an impairment analysis, and determined that the PTC asset was impaired. As a result, Pioneer measured the asset at current fair market value, based on sales prices for similar properties less estimated selling costs, and recorded an impairment loss of $3.8 million during 2001. The sale of the PTC assets was completed in August 2002, and a $0.7 million gain was recorded in asset impairment and other items.

13.	Commitments and Contingencies

Letters of Credit

      At December 31, 2003, Pioneer had letters of credit outstanding of approximately $2.6 million. These letters of credit were issued for the benefit of municipal customers under sales agreements securing delivery of products sold, state environmental agencies as required for manufacturers in the states and holders of Pioneer’s tax-exempt bonds. The letters of credit expire at various dates in 2004. No amounts were drawn on the letters of credit at December 31, 2003.

PIONEER COMPANIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Operating Leases

      Pioneer leases certain manufacturing and distribution facilities and equipment, computer equipment, and administrative offices under non-cancelable leases. Minimum future rental payments on such leases with terms in excess of one year in effect at December 31, 2003, are as follows:

2004	$12,281
2005	11,329
2006	9,198
2007	6,423
2008	5,079
Thereafter	13,920

Total minimum obligations	$58,230

      Lease expense charged to operations for the years ended December 31, 2003, 2002, and 2001, was approximately $15.9 million, $16.8 million and $18.4 million, respectively.

Litigation

      Pioneer is party to various legal proceedings and potential claims arising in the ordinary course of its business. In the opinion of management, Pioneer has adequate legal defenses or insurance coverage with respect to these matters, and management does not believe that they will materially affect Pioneer’s financial position or results of operations. See Note 3 for information concerning litigation related to Pioneer’s derivatives dispute with CRC.

Collective Bargaining Agreements

      Approximately 46% of Pioneer’s employees are covered by collective bargaining agreements, none of which will expire during 2004.

14.	Income Taxes

      Income taxes are recorded pursuant to SFAS 109, “Accounting for Income Taxes,” under which deferred income taxes are determined utilizing an asset and liability approach. This method gives consideration to the future tax consequences associated with differences between the financial accounting basis and tax basis of the assets and liabilities, and the ultimate realization of any deferred tax asset resulting from such differences. Pioneer considers all foreign earnings as being permanently invested in that country.

PIONEER COMPANIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The components of income tax (expense) benefit are as follows:

	Successor		Predecessor
	Company		Company

	2003	2002	2001

Current income tax benefit:
U.S.	$144	$—	$—
Canada	—	—	13,383

Total	$144	$—	$13,383
Deferred income tax (expense) benefit:
U.S.	$—	$—	$—
Canada	3,142	781	(25,245)
State	—	—	—

Total	$3,142	$781	$(25,245)

Total income tax (expense) benefit	$3,286	$781	$(11,862)

      The reconciliation of income tax computed at the U.S. federal statutory tax rates to income tax (expense) benefit for the periods presented is as follows:

					Predecessor
	Successor Company				Company

	2003		2002		2001

	Amount	Percent	Amount	Percent	Amount	Percent

Tax at U.S. statutory rates	$(5,293)	(35)%	$1,938	35%	$(54,123)	(35)%
State and foreign income taxes, net of U.S. tax benefit	2,837	19	100	2	(10,680)	(7)
Debt forgiveness income not taxed	—	—	—	—	124,265	80
U.S. income tax refund	144	1	—	—	—	—
Nondeductible fresh-start adjustment	—	—	—	—	(10,544)	(7)
Reorganization costs	—	—	—	—	(3,391)	(2)
Non-deductible goodwill amortization	—	—	—	—	(2,756)	(2)
Other	(67)	—	(310)	(6)	(641)	—
Valuation allowance	5,665	37	(947)	(17)	(53,992)	(35)

Total tax (expense) benefit	$3,286	22%	$781	14%	$(11,862)	(8)%

PIONEER COMPANIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred tax liabilities and assets are as follows at December 31:

	2003			2002

	U.S.	Canada	Total	U.S.	Canada	Total

Deferred tax liabilities:
Property, plant and equipment	$(21,912)	$(30,871)	$(52,783)	$(35,338)	$(21,981)	$(57,319)

Total deferred tax liabilities	(21,912)	(30,871)	(52,783)	(35,338)	(21,981)	(57,319)

Deferred tax assets:
Futures contracts	—	—	—	32,290	—	32,290
Goodwill	10,072	(7,766)	2,306	11,331	(6,283)	5,048
Pension and other postretirement benefits	8,686	2,189	10,875	7,367	2,454	9,821
Environmental reserve	4,888	1,323	6,211	1,589	—	1,589
Tax credit and other tax loss carryovers	1,601	5,477	7,078	1,010	4,868	5,878
Other	8,241	5,048	13,289	2,200	1,007	3,207
Net operating loss carryforward	99,027	7,908	106,935	95,819	101	95,920

Total deferred tax assets	132,515	14,179	146,694	151,606	2,147	153,753
Valuation allowance for deferred tax assets	(110,603)	—	(110,603)	(116,268)	—	(116,268)

Net deferred tax assets	21,912	14,179	36,091	35,338	2,147	37,485

Net deferred tax asset liabilities	$—	$(16,692)	$(16,692)	$—	$(19,834)	$(19,834)

      As of December 31, 2003, a valuation allowance for the full amount of the U.S. net deferred tax assets was recorded due to uncertainties as to whether Pioneer will generate future taxable income so as to realize the benefit of the deferred tax assets.

      At December 31, 2003, Pioneer had net operating loss carryforwards (“NOLs”) of $268 million (representing $99.0 million of deferred tax assets) for U.S. income tax purposes that will expire in varying amounts from 2009 to 2023, if not utilized. Approximately $68 million of the U.S. NOLs generated in 2002 and 2003 will expire in 2022 and 2023 and are not subject to limitation. The remaining $200 million of U.S. NOLs (the “Predecessor Company NOLs”) was generated prior to the Company’s emergence from bankruptcy on December 31, 2001, and its utilization in subsequent years may be substantially restricted. Pioneer also had $24.0 million of Canadian NOLs (representing $7.9 million of deferred tax assets) generated in 2003 and 2002 that are not subject to limitation and that will expire in 2009 and 2010.

      The income tax benefit, if any, resulting from any future realization of the Predecessor Company NOLs will be credited to paid-in capital. In 2002, Pioneer recorded a credit of $0.5 million to additional paid-in capital in connection with a refund relating to the carryback of Predecessor NOLs.

      At December 31, 2003, Pioneer also had various tax credits and other tax loss carryforwards of approximately $7.1 million which includes primarily $3.5 million of capital loss with no expiration date, and $1.0 million in other losses with expirations between 2004 and no expiration, and tax credits of $2.6 million with expirations between 2004 and no expiration.

15.	Other Long-Term Liabilities — Environmental

      Pioneer’s operations are subject to extensive environmental laws and regulations related to protection of the environment, including those applicable to waste management, discharge of materials into the air and

PIONEER COMPANIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

water, clean-up liability from historical waste disposal practices, and employee health and safety. Pioneer is currently addressing soil and/or groundwater contamination at several sites through assessment, monitoring and remediation programs with oversight by the applicable state agency. In some cases, Pioneer is conducting this work under administrative orders. Pioneer could be required to incur additional costs to construct and operate remediation systems in the future. Pioneer believes that it is in substantial compliance with existing government regulations.

      In order to reassess Pioneer’s environmental obligations and to update an independent environmental analysis conducted in 2000, Pioneer commissioned a new study of environmental concerns at all of its plants during 2003. The study was based on scenario analysis to estimate the cost to remedy environmental concerns at Pioneer’s plant sites. For each scenario, the study also used cost estimating techniques that included actual historical costs, estimates prepared for us by consultants, estimates prepared by Pioneer’s engineers and other published cost data available for similar projects completed at the same or other sites.

      The 2003 study identified a number of conditions that have changed since the 2000 environmental analysis, including, but not limited to, flexibility in regulatory agency guidance, increased knowledge of site conditions, the use of alternative remediation technologies, post-acquisition contamination not covered under existing environmental indemnity agreements and the inherent risk of disputes under some of the indemnity agreements due to passage of time. Based on the study, Pioneer estimated its total environmental remediation liabilities to be $21.0 million, of which $3.2 million is subject to indemnity claims against a previous owner. As a result, Pioneer recorded an environmental charge of $9.5 million in the first quarter of 2003, and as of December 31, 2003, its total estimated environmental liabilities were $20.5 million and are included in other long-term liabilities on the consolidated balance sheet.

      Pioneer’s Henderson facility is located within what is known as the Black Mountain Industrial Park. Soil and groundwater contamination have been identified within and adjoining the Black Mountain Industrial Park, including land owned by Pioneer. A groundwater treatment system was installed at the facility and, pursuant to a consent agreement with the Nevada Division of Environmental Protection, studies are being conducted to further evaluate soil and groundwater contamination at the facility and other properties within the Black Mountain Industrial Park and to determine whether additional remediation will be necessary with respect to Pioneer’s property.

      In connection with the 1988 acquisition of the St. Gabriel and Henderson facilities, the sellers agreed to indemnify Pioneer with respect to, among other things, certain environmental liabilities associated with historical operations at the Henderson site. ZENECA Delaware Holdings, Inc. and ZENECA Inc., (collectively the “ZENECA Companies”) have assumed the indemnity obligations, which benefit Pioneer. In general, the ZENECA Companies agreed to indemnify Pioneer for environmental costs which arise from or relate to pre-closing actions which involved disposal, discharge, or release of materials resulting from the former agricultural chemical and other non-chlor-alkali manufacturing operations at the Henderson facility. The ZENECA Companies are also responsible for costs arising out of the pre-closing actions at the Black Mountain Industrial Park. Under the ZENECA Indemnity, Pioneer may only recover indemnified amounts for environmental work to the extent that such work is required to comply with environmental laws or is reasonably required to prevent an interruption in the production of chlor-alkali products. Pioneer is responsible for environmental costs relating to the chlor-alkali manufacturing operations at the Henderson facility, both pre- and post-acquisition, for certain actions taken without the ZENECA Companies’ consent and for certain operation and maintenance costs of the groundwater treatment system at the facility.

      Payments for environmental liabilities under the ZENECA Indemnity, together with other non-environmental liabilities for which the ZENECA Companies agreed to indemnify Pioneer, cannot exceed approximately $65 million. To date Pioneer has been reimbursed for approximately $12 million of costs covered by the ZENECA Indemnity, but the ZENECA Companies may have directly incurred additional costs that would further reduce the total amount remaining under the ZENECA Indemnity. Pioneer has

PIONEER COMPANIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

recorded a $3.2 million environmental reserve related to pre-closing actions at sites that are the responsibility of the ZENECA Companies, as well as a receivable from the ZENECA Companies for the same amount. It is Pioneer’s policy to record such amounts when a liability can be reasonably estimated. The timing of future cash flows for environmental work is uncertain, such that those cash flows do not qualify for discounting under generally accepted accounting standards. As a result, the environmental liabilities and related receivables are recorded at their undiscounted amounts of $3.2 million at December 31, 2003.

      The ZENECA Indemnity continues to cover claims after the April 20, 1999, expiration of the term of the indemnity to the extent that, prior to the expiration of the indemnity, proper notice to the ZENECA Companies was given and either the ZENECA Companies have assumed control of such claims or Pioneer was contesting the legal requirements that gave rise to such claims, or had commenced removal, remedial or maintenance work with respect to such claims, or commenced an investigation which resulted in the commencement of such work within ninety days. Management believes proper notice was provided to the ZENECA Companies with respect to outstanding claims under the ZENECA Indemnity, but the amount of such claims has not yet been determined given the ongoing nature of the environmental work at Henderson. Pioneer believes that the ZENECA Companies will continue to honor their obligations under the ZENECA Indemnity for claims properly presented. It is possible, however, that disputes could arise between the parties concerning the effect of contractual language and that Pioneer would have to subject claims for cleanup expenses, which could be substantial, to the contractually-established arbitration process.

      Pioneer acquired the chlor-alkali facility in Tacoma from a subsidiary of Occidental Chemical Corporation (“OxyChem”), in June 1997. In connection with the acquisition, Pioneer received an indemnification with respect to certain environmental matters. In general, Pioneer will be indemnified by OxyChem against damages incurred for remediation of certain environmental conditions, for certain environmental violations caused by pre-closing operations at the site and for certain common law claims. The conditions subject to the indemnity are sites at which hazardous materials have been released prior to closing as a result of pre-closing operations at the site. In addition, OxyChem will indemnify Pioneer for certain costs relating to releases of hazardous materials from pre-closing operations at the site into the Hylebos Waterway, site groundwater containing certain volatile organic compounds that must be remediated under an RCRA permit, and historical disposal areas on the embankment adjacent to the site for maximum periods of 24 or 30 years from the June 1997 acquisition date, depending upon the particular condition, after which Pioneer will have full responsibility for any remaining liabilities with respect to such conditions. OxyChem may obtain an early expiration date for certain conditions by obtaining a discharge of liability or an approval letter from a governmental authority. At this time it cannot be determined whether the currently anticipated remediation work will be completed prior to the expiration of the indemnity, or whether additional remedial requirements will be imposed thereafter.

      OxyChem will also indemnify Pioneer against certain other environmental conditions and environmental violations caused by pre-closing operations that are identified after the closing. Environmental conditions that are subject to an administrative or court order before June 2007 will be covered by the indemnity up to certain dollar amounts and time limits. Pioneer will indemnify OxyChem for environmental conditions and environmental violations identified after the closing if (i) an order or agency action is not imposed within the relevant time frames or (ii) applicable expiration dates or dollar limits are reached. As of December 31, 2003, no orders or agency actions had been imposed.

      The EPA has advised OxyChem and Pioneer that Pioneer has been named as a “potentially responsible party” in connection with the remediation of the Hylebos Waterway in Tacoma, by virtue of its current ownership of the Tacoma site. The state Department of Ecology notified OxyChem and Pioneer of its concern regarding high pH groundwater in the Hylebos Waterway embankment area and has requested additional studies. OxyChem has acknowledged its obligation to indemnify Pioneer against liability with respect to the remediation activities, subject to the limitations included in the indemnity agreement. Pioneer has reviewed the time frames currently estimated for remediation of the known environmental conditions associated with

PIONEER COMPANIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the plant and adjacent areas, including the Hylebos Waterway, and presently believes that it will have no material liability upon the termination of OxyChem’s indemnity. However, the OxyChem indemnity is subject to limitations as to dollar amount and duration, as well as certain other conditions, and there can be no assurance that such indemnity will be adequate to protect Pioneer, that remediation will proceed on the present schedule, that it will involve the presently anticipated remedial methods, or that unanticipated conditions will not be identified. If these or other changes occur, Pioneer could incur a material liability for which it is not insured or indemnified.

      In connection with the acquisition of the assets of PCI Canada in 1997, Imperial Chemical Industrials PLC (“ICI”) and certain of its affiliates (together the “ICI Indemnitors”) agreed to indemnify Pioneer for certain liabilities associated with environmental matters arising from pre-closing operations of the Canadian facilities. In particular, the ICI Indemnitors have retained unlimited responsibility for environmental liabilities associated with the Cornwall site, liabilities arising out of the discharge of contaminants into rivers and marine sediments and liabilities arising out of off-site disposal sites. The ICI Indemnitors are also subject to a general environmental indemnity for other pre-closing environmental matters. This general indemnity will terminate on October 31, 2007, and is subject to a limit of $25 million (Cdn). Pioneer may not recover under the environmental indemnity until it has incurred cumulative costs of $1 million (Cdn), at which point Pioneer may recover costs in excess of $1 million (Cdn). As of December 31, 2002, Pioneer had not incurred any cumulative costs towards the $25 million (Cdn) indemnity.

      With respect to the Becancour and Dalhousie facilities, the ICI Indemnitors are responsible under the general environmental indemnity for a portion of the costs incurred in any year during the period ending on October 31, 2007, subject in any event to the $1 million (Cdn) threshold mentioned above. The ICI Indemnitors will be responsible for 64% of any liabilities incurred during the twelve months ending October 31, 2004, and the percentage of any costs that will be the responsibility of the ICI Indemnitors declines by 16% each year thereafter. After October 31, 2007, Pioneer will be responsible for environmental liabilities at such facilities (other than liabilities arising out of the discharge of contaminants into rivers and marine sediments and liabilities arising out of off-site disposal sites). Pioneer will indemnify ICI for environmental liabilities arising out of post-closing operations and for liabilities arising out of pre-closing operations for which Pioneer is not indemnified by the ICI Indemnitors.

      In March 2003 Pioneer initiated arbitration proceedings to resolve a dispute with ICI regarding the applicability of certain of ICI’s covenants with respect to approximately $1.3 million of equipment modification costs that Pioneer incurred to achieve compliance with air emissions standards at the Becancour facility.

      Management believes that the indemnity provided by ICI will be adequate to address the known environmental liabilities at the acquired facilities, and that residual liabilities, if any, incurred by Pioneer will not be material.

      The imposition of more stringent standards or requirements under environmental laws or regulations, new developments or changes respecting site cleanup costs, or a determination that Pioneer is potentially responsible for the release of hazardous substances at other sites could result in expenditures in excess of amounts currently estimated by Pioneer to be required for such matters, or could have a material adverse effect on Pioneer’s financial condition or results of operations. Furthermore, there can be no assurance that additional environmental matters will not arise in the future.

PIONEER COMPANIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

16.	Selected Quarterly Financial Data (Unaudited)

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

Year ended December 31, 2003 Revenues	$89,031	$96,316	$100,001	$93,327
Gross profit (loss)	(16,559)	15,544	13,650	4,237
Operating income	21,536	10,276	7,682	287
Income (loss) before income taxes	14,845	2,920	3,010	(5,874)
Net income (loss)	16,378	5,046	1,953	(5,190)
Per share data —
Basic net income (loss)	$1.64	$0.50	$0.20	$(0.52)

Diluted net income (loss)	$1.63	$0.50	$0.19	$(0.50)

Year ended December 31, 2002 Revenues	$71,796	$74,244	$86,579	$84,288
Gross profit (loss)	4,732	(3,319)	23,058	8,691
Operating income (loss)	13,868	(3,630)	6,981	(4,469)
Income (loss) before income taxes	9,131	(9,378)	3,929	(9,220)
Net income (loss)	9,863	(6,655)	3,273	(11,238)
Per share data —
Basic and diluted net income (loss)	$0.99	$(0.67)	$0.33	$(1.12)

17.	Subsequent Event

      In March 2004 Pioneer completed its internal evaluation of the advisability of resuming operations at the Tacoma chlor-alkali facility, which was idled in March 2002. Following the evaluation, Pioneer decided that the chlor-alkali production operations at the facility would not be restarted; however, Pioneer will continue to use the facility as a terminal and calcium chloride production facility. Pioneer is currently evaluating the facility’s assets, which have a total net book value of $4.8 million at December 31, 2003, for (1) redeployment of the chlor-alkali assets to other facilities or (2) the potential sale of such assets. The results of that evaluation will be reflected in Pioneer’s consolidated results of operations for the quarter ending March 31, 2004.

PIONEER COMPANIES, INC.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	September 30,	December 31,
	2004	2003

ASSETS	(Unaudited, in thousands,
	except par value)
Current assets:
Cash and cash equivalents	$3,272	$1,946
Accounts receivable, net of allowance for doubtful accounts of $2,171 at September 30, 2004 and $2,947 at December 31, 2003	47,016	38,800
Inventories, net	15,525	15,707
Prepaid expenses and other current assets	3,614	5,018

Total current assets	69,427	61,471
Property, plant and equipment:
Land	6,520	6,520
Buildings and improvements	30,374	29,522
Machinery and equipment	195,728	190,953
Construction in progress	3,156	2,975

	235,778	229,970
Less: accumulated depreciation	(60,237)	(40,436)

Net property, plant and equipment	175,541	189,534
Other assets, net	4,612	3,931
Excess reorganization value over the fair value of identifiable assets	84,064	84,064

Total assets	$333,644	$339,000

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$18,454	$13,027
Accrued liabilities	27,245	17,369
Short-term debt, including current portion of long-term debt	8,693	18,485

Total current liabilities	54,392	48,881
Long-term debt, less current portion	202,239	203,803
Accrued pension and other employee benefits	21,548	24,584
Other long-term liabilities	41,761	42,742
Commitments and contingencies
Stockholders’ equity:
Preferred stock, $.01 par value, authorized 10,000 shares, none issued or outstanding	—	—
Common stock, $.01 par value, authorized 50,000 shares, 10,049 shares issued and outstanding	100	100
Additional paid-in capital	11,432	10,941
Other comprehensive loss	(5,481)	(5,481)
Retained earnings	7,653	13,430

Total stockholders’ equity	13,704	18,990

Total liabilities and stockholders’ equity	$333,644	$339,000

See notes to consolidated financial statements.

PIONEER COMPANIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2004	2003	2004	2003

	(Unaudited, in thousands, except per share data)
Revenues	$104,979	$100,001	$292,077	$285,348
Cost of sales — product	(90,300)	(86,351)	(260,928)	(251,714)
Cost of sales — derivatives	—	—	—	(20,999)

Total cost of sales	(90,300)	(86,351)	(260,928)	(272,713)

Gross profit	14,679	13,650	31,149	12,635
Selling, general and administrative expenses	(5,424)	(5,992)	(20,381)	(20,040)
Change in fair value of derivatives	—	—	—	87,271
Asset impairment	—	—	—	(40,818)
Other items	(97)	24	(3,440)	446

Operating income	9,158	7,682	7,328	39,494
Interest expense, net	(4,578)	(4,582)	(13,781)	(14,185)
Other expense, net	(1,848)	(90)	(1,113)	(4,534)

Income (loss) before income taxes	2,732	3,010	(7,566)	20,775
Income tax benefit (expense)	1,185	(1,057)	1,789	2,602

Net income (loss)	$3,917	$1,953	$(5,777)	$23,377

Net income (loss) per share:
Basic	$0.39	$0.20	$(0.58)	$2.34
Diluted	$0.38	$0.19	$(0.58)	$2.31
Weighted average number of shares outstanding:
Basic	10,038	10,003	10,032	10,002
Diluted	10,426	10,145	10,032	10,126

See notes to consolidated financial statements.

PIONEER COMPANIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Nine Months Ended
	September 30,

	2004	2003

	(Unaudited, in
	thousands)
Operating activities:
Net income (loss)	$(5,777)	$23,377
Adjustments to reconcile net income (loss) to net cash flows from operating activities:
Depreciation and amortization	19,910	16,051
Provision for (recovery of) losses on accounts receivable	(776)	1,257
Deferred tax benefit	(1,789)	(2,603)
Derivatives — cost of sales and change in fair value	—	(66,272)
Gain from early extinguishments of debt	—	(420)
Loss on disposals of assets	258	—
Asset impairment	—	40,818
Currency exchange loss	1,180	4,536
Changes in operating assets and liabilities:
Increase in accounts receivable	(7,157)	(3,364)
Decrease in inventories, prepaid expenses and other current assets	1,813	1,818
(Increase) decrease in other assets	(728)	831
Increase (decrease) in accounts payable and accrued liabilities	14,371	(5,414)
Increase (decrease) in other long-term liabilities	(2,845)	7,120
Other	346	—

Net cash flows from operating activities	18,806	17,735

Investing activities:
Capital expenditures	(6,179)	(6,179)
Proceeds from disposal of assets	35	—

Net cash flows from investing activities	(6,144)	(6,179)

Financing activities:
Net payments under revolving credit arrangements	(9,984)	(1,918)
Payments on debt	(1,629)	(8,418)
Proceeds from issuance of stock	145	7

Net cash flows from financing activities	(11,468)	(10,329)

Effect of exchange rate changes on cash	132	566

Net change in cash and cash equivalents	1,326	1,793
Cash and cash equivalents at beginning of period	1,946	2,789

Cash and cash equivalents at end of period	$3,272	$4,582

See notes to consolidated financial statements.

PIONEER COMPANIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1.	Organization and Basis of Presentation

      The consolidated financial statements include the accounts of Pioneer Companies, Inc. (the “Company” or “PCI”) and its consolidated subsidiaries (collectively, “Pioneer”). All significant intercompany balances and transactions have been eliminated in consolidation.

      Pioneer operates in one industry segment, the production, marketing and selling of chlor-alkali and related products. Pioneer operates in one geographic area, North America. Pioneer conducts its primary business through its operating subsidiaries: PCI Chemicals Canada Company (“PCI Canada”) and Pioneer Americas LLC (“Pioneer Americas”).

      The consolidated balance sheet at September 30, 2004, and the consolidated statements of operations and cash flows for the periods presented are unaudited and reflect all adjustments, which consist only of normal recurring items, that management considers necessary for a fair presentation. Operating results for the first nine months of 2004 are not necessarily indicative of results to be expected for the year ending December 31, 2004. All dollar amounts in the tabulations in the notes to the consolidated financial statements are stated in thousands of dollars unless otherwise indicated. Certain amounts are reclassified in prior periods to conform to current period presentations.

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires estimates and assumptions that affect the reported amounts as well as certain disclosures. Pioneer’s financial statements include amounts that are based on management’s best estimates and judgments. Actual results could differ from those estimates.

      The consolidated balance sheet at December 31, 2003, is derived from the December 31, 2003, audited consolidated financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America, since certain information and disclosures normally included in the notes to the financial statements have been condensed or omitted as permitted by the rules and regulations of the Securities and Exchange Commission. The accompanying unaudited financial statements should be read in conjunction with the financial statements contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2003.

2.	Debt

      Debt consisted of the following:

	September 30,	December 31,
	2004	2003

Senior Secured Debt:
Senior Secured Floating Rate Guaranteed Notes, due December 2006, variable rates based on the three-month LIBOR rate plus 3.5% (“Senior Guaranteed Notes”)	$43,151	$43,151
Senior Floating Rate Term Notes, due December 2006, variable interest rates based on the three-month LIBOR rate plus 3.5% (“Senior Floating Notes”)	4,413	4,413
10% Senior Secured Guaranteed Notes, due December 2008 (“10% Senior Secured Notes”)	150,000	150,000
Revolving credit facility, variable interest rates based on U.S. prime rate plus a margin ranging from 0.5% to 1.25% or LIBOR plus a margin ranging from 2.50% to 3.25%, expiring December 31, 2006, as amended (“Revolver”)	6,839	16,823

PIONEER COMPANIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

	September 30,	December 31,
	2004	2003

Other debt:
Unsecured, non-interest-bearing, long-term debt, denominated in Canadian dollars (amounts below are in Canadian dollars), original face value of $5.5 million, payable in five annual installments of $1.0 million and a final payment of $0.5 million, beginning January 10, 2002, with an effective interest rate of 8.25%, net of unamortized discount of $0.1 million and $0.2 million at September 30, 2004, and December 31, 2003, respectively	1,817	2,432
Other notes, maturing in various years through 2014, with various installments, at various interest rates	4,712	5,469

Total	210,932	222,288
Short-term debt, including current maturities of long-term debt	(8,693)	(18,485)

Long-term debt, less current maturities	$202,239	$203,803

      Senior secured debt outstanding under various debt instruments consists of the Senior Guaranteed Notes, the Senior Floating Notes, the 10% Senior Secured Notes and the Revolver. Collectively, the $197.6 million in Senior Guaranteed Notes, Senior Floating Notes and 10% Senior Secured Notes are referred to as the Senior Notes, and together with the Revolver are referred to as the Senior Secured Debt. In addition, at September 30, 2004, Pioneer had a $1.8 million unsecured non-interest bearing instrument payable to a critical vendor for the settlement of pre-petition amounts owed to that vendor, which contains a covenant that allows the vendor to demand immediate repayment and begin charging interest at a rate of 9.3% if Pioneer’s liquidity (as defined in the agreement with the vendor) falls below $5 million (Canadian dollars); a $0.6 million obligation payable over several years to a state taxing authority; and $4.1 million of other debt outstanding, comprised of notes maturing in various years through 2014.

      The Revolver provides for revolving loans in an aggregate amount of up to $30 million, subject to borrowing base limitations related to the level of eligible accounts receivable, as determined in accordance with and subject to reserves established pursuant to the agreement, and as reduced by the amount of letters of credit that are outstanding. Borrowings under the Revolver are available through December 31, 2006, so long as no default exists and all conditions to borrowings are met. Borrowings under the Revolver accrue interest at a rate equal to either the prime rate plus a margin or LIBOR plus a margin. Pioneer incurs a fee on the unused amount of the facility at a rate of 0.375% per year. On September 30, 2004, the borrowing base under the Revolver was $30.0 million.

      The Revolver requires Pioneer to maintain Liquidity (as defined in the agreement) of at least $5.0 million, and limit its capital expenditures to $25.0 million in each fiscal year. At September 30, 2004, Liquidity was $21.0 million, consisting of borrowing availability, net of outstanding letters of credit, of $17.7 million and cash of $3.3 million. Capital expenditures were $6.2 million during the nine months ended September 30, 2004. One of the covenants in the Revolver requires Pioneer to generate at least $21.550 million of Lender-Defined EBITDA (as defined) for each twelve-month period ending at the end of each fiscal quarter. Lender-Defined EBITDA for the twelve months ended September 30, 2004, was $30.6 million. The Revolver also provides that, as a condition of borrowings, there shall not have occurred any material adverse change in Pioneer’s business, prospects, operations, results of operations, assets, liabilities or condition (financial or otherwise).

      If in the future the required Lender-Defined EBITDA level under the Revolver were not met or if Pioneer were to fail to comply with other covenants and the lender did not waive Pioneer’s non-compliance,

PIONEER COMPANIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

Pioneer would be in default under the terms of the Revolver. Moreover, if conditions constituting a material adverse change occur, the lender could refuse to make further advances. Following any such refusal, customer receipts would be applied to Pioneer’s borrowings under the Revolver, and Pioneer would not have the ability to reborrow. This would cause Pioneer to suffer a rapid loss of liquidity and it would lose the ability to operate on a day-to-day basis. In addition, a default under the Revolver would allow the lender to accelerate the outstanding indebtedness under the Revolver and would also result in a cross-default under the Senior Notes that would provide the holders of the Senior Notes with the right to demand immediate repayment.

      Interest on the 10% Senior Secured Notes is payable on June 30 and December 31. Interest on the Senior Guaranteed Notes and the Senior Floating Notes (collectively, the “Tranche A Notes”) is payable quarterly on March 31, June 30, September 30 and December 31.

      Pioneer is required to make mandatory redemptions of the Tranche A Notes from and to the extent of net cash proceeds of certain asset sales, new equity issuances in excess of $5 million and excess cash flow (as defined in the related agreements), or if there is a change of control.

      The Tranche A Notes also provide that, within 60 days after each calendar quarter during 2003 through 2006, Pioneer is required to redeem and prepay the greater of (a) an amount determined on the basis of Pioneer Americas’ net income before extraordinary items, other income, net, interest, income taxes, depreciation and amortization (“Tranche A Notes EBITDA”) and (b) an amount determined on the basis of the Company’s excess cash flow and average liquidity, as defined. With respect to the Tranche A Notes EBITDA, the amount that is to be redeemed and prepaid is (i) $2.5 million if Tranche A Notes EBITDA for a calendar quarter is $20 million or more but less than $25 million, (ii) $5 million if Tranche A Notes EBITDA for a calendar quarter is $25 million or more but less than $30 million and (iii) $7.5 million if Tranche A Notes EBITDA for a calendar quarter is $30 million or more, in each case plus accrued and unpaid interest to the date of redemption and prepayment. With respect to excess cash flow, the amount that is to be redeemed and prepaid is a percentage of the Company’s consolidated net income, without regard to extraordinary gains and losses and net after-tax other income, plus depreciation, amortization and other non-cash charges, and less all cash principal payments, capital expenditures and extraordinary cash gains or cash income received, plus or minus cash changes in working capital. The applicable percentage is to be determined on the basis of the Company’s average liquidity, which is the average of cash plus borrowing availability under the Revolver for the quarter or for the 45-day period following the end of the quarter. Each holder of Senior Floating Notes may refuse any such prepayment. As a result of the application of these provisions with respect to the first quarter of 2003, Pioneer redeemed and prepaid $2.4 million of the principal amount of the Tranche A Notes on May 23, 2003. One holder refused the prepayment of the balance of the $2.5 million that was to have been prepaid on that date. No redemption and prepayment of Tranche A Notes has been required with respect to any calendar quarter subsequent to the quarter ended March 31, 2003.

      The holders of the 10% Senior Secured Notes may require Pioneer to redeem 10% Senior Secured Notes with net cash proceeds of certain asset sales and of new equity issuances in excess of $35 million (if there is no indebtedness outstanding under the Tranche A Notes). In addition, the holders may require Pioneer to repurchase all or a portion of the notes upon the occurrence of a change of control.

      Pioneer may prepay amounts owed on the Tranche A Notes and the 10% Senior Secured Notes in minimum amounts of $1.0 million or more and Pioneer may, at its option, terminate the Revolver. If the Revolver is terminated early, there will be a premium due of $600,000 if the termination occurs on or before December 31, 2004, and of $300,000 if the termination occurs thereafter. On or after December 31, 2005, Pioneer may redeem some or all of the 10% Senior Secured Notes by paying the holders a percentage declining from 105% to 100% (depending on the year of redemption) of the stated principal amount to be redeemed plus accrued and unpaid interest to the redemption date.

PIONEER COMPANIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

      The obligations under the Revolver are secured by liens on Pioneer’s accounts receivable and inventory, and the obligations under the Senior Notes are secured by liens on substantially all of Pioneer’s other assets, with the exception of certain assets that secure the obligations outstanding under certain other long-term liabilities.

      The debt agreements contain covenants requiring Pioneer to meet minimum liquidity levels, and limiting or prohibiting Pioneer’s ability to, among other things, incur additional indebtedness, prepay or modify debt instruments, grant additional liens, guarantee any obligations, sell assets, engage in another type of business or suspend or terminate a substantial portion of business, declare or pay dividends, make investments, make capital expenditures in excess of certain amounts, or make use of the proceeds of borrowings for purposes other than those specified in the agreements. The agreements also include customary events of default, including one in the Revolver relating to a change of control. Borrowings under the Revolver will generally be available subject to the accuracy of all representations and warranties, including the absence of a material adverse change and the absence of any default or event of default.

      The cash that Pioneer will generate from its operations might not be sufficient to repay the Revolver and the Tranche A Notes when they are due in December 2006. However, should recent improvements in product margins be sustained, the cash that Pioneer will generate from its operations might be sufficient to repay the obligations outstanding under the Revolver and the Tranche A Notes on or before their maturities in December 2006. Pioneer does not anticipate that the cash that it will generate from its operations will be sufficient to repay the 10% Senior Secured Notes when they are due in December 2008. To the extent that Pioneer is unable to repay any such indebtedness when it is due, it would be necessary to refinance the indebtedness, issue new equity or sell assets. The terms of any necessary new borrowings would be determined by then-current market conditions and other factors, and could impose significant additional burdens on Pioneer’s financial condition and operating flexibility, and the issuance of new equity securities could dilute the interest of Pioneer’s existing stockholders. Pioneer cannot provide any assurance that it will generate sufficient cash from its operations to repay its outstanding debt obligations or that it would be able to refinance any of its indebtedness, raise equity on commercially reasonable terms or at all, or sell assets, which failure could cause Pioneer to default on its obligations and impair its liquidity. Pioneer’s inability to generate sufficient cash flow to satisfy its debt obligations, or to refinance its obligations on commercially reasonable terms, would have a material adverse effect on its business, financial condition and results of operations.

      On September 16, 2004, Pioneer’s shelf registration statement on Form S-3 was declared effective by the Securities and Exchange Commission. Under the shelf registration statement Pioneer may offer any combination of senior or subordinated debt securities, common stock, preferred stock and warrants from time to time in one or more offerings with a total offering price of up to $100 million. Pioneer has not offered or sold any securities that are available under the shelf registration statement.

3.	Tacoma Facility

      In March 2004 Pioneer completed its evaluation of the resumption of operations at the Tacoma chlor-alkali facility, which was idled in March 2002. As a result of the evaluation, Pioneer decided that the chlor-alkali production operations at the facility would not be restarted. However, Pioneer intends to continue to use the facility as a terminal. Pioneer recorded additional depreciation expense of $3.4 million related to the net book value of the non-productive chlor-alkali assets at the Tacoma facility during the quarter ended March 31, 2004. As of March 31, 2004, the net book value of the Tacoma facility was $1.3 million. Pioneer anticipates that its evaluation of other uses of the facility will be completed during 2005.

4.	Settlement of Dispute with the Colorado River Commission of Nevada

      As previously reported, Pioneer had a dispute with the Colorado River Commission of Nevada (“CRC”) with respect to certain derivatives contracts. All of the conditions of the settlement of the dispute with CRC

PIONEER COMPANIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

were satisfied on March 3, 2003. As a result of the settlement, which was effective as of January 1, 2003, Pioneer was released from all claims for liability with respect to electricity derivatives positions, and all litigation between Pioneer and CRC was dismissed. As of December 31, 2002, Pioneer had recorded a net liability of $87.3 million for the net mark-to-market loss on outstanding derivative positions, and a receivable from CRC of $21.0 million for estimated proceeds received by CRC for matured derivative contracts. Due to the settlement of the dispute with CRC, both the $87.3 million net liability and the $21.0 million receivable were reversed in the first quarter of 2003, resulting in a non-cash net gain of $66.3 million. These amounts appear in the consolidated statement of operations for the nine months ended September 30, 2003, as $87.3 million of operating income under the caption “Change in Fair Value of Derivatives” to reflect the reversal of the previously recorded mark-to-market loss, and $21.0 million of “Cost of Sales — Derivatives,” reflecting the reversal of the receivable from CRC.

5.	Asset Impairment

      Pioneer evaluates long-lived assets for impairment whenever indicators of impairment exist. Under applicable accounting standards, if the sum of the future cash flows expected to result from an asset, undiscounted and without interest, is less than the book value of the asset, asset impairment must be recognized. The amount of impairment is calculated by subtracting the fair value of the asset from the book value of the asset. Fluctuations in anticipated future product prices and energy costs can have a material impact on Pioneer’s expectations of future cash flows.

      Under a new supply agreement that was entered into with CRC in connection with the settlement discussed in Note 4, CRC provides power to meet the majority of the needs of Pioneer’s Henderson plant at market rates. The market rates are expected to remain at levels higher than the rates under the long-term hydropower contracts that were assigned to the Southern Nevada Water Authority as part of the settlement. As a result, Pioneer performed an impairment test and determined that the book value of the Henderson facility exceeded the undiscounted sum of future expected cash flows over the remaining life of the facility. Pioneer then calculated the estimated fair value of the facility by discounting expected future cash flows using a risk-adjusted discount rate of 13%. Based on that analysis, Pioneer recorded an impairment charge of $40.8 million in the first quarter of 2003.

6.	Other Items

      During the nine months ended September 30, 2004, Pioneer recorded $3.2 million for employee severance and benefit costs that were incurred in connection with an organizational efficiency project. Of the total of $1.1 million of such costs that were paid during the nine-month period; $0.7 million was paid during the third quarter. Pioneer will pay approximately $0.9 million of employee severance and benefit costs during the last three months of 2004, and substantially all of the balance by June 30, 2005. The concepts of the project are being extended to other areas of Pioneer’s operations and it is anticipated that as a result Pioneer will recognize additional severance and benefits-related charges. The timing and amount of such charges cannot be estimated until there has been further progress with project implementation in those areas. The project involves the design, development and implementation of uniform and standardized systems, processes and policies to improve certain of Pioneer’s management, sales and marketing, production, process efficiency, logistics and material management and information technology functions.

7.	Net Income (Loss) per Share

      Basic net income (loss) per share is based on the weighted average number of shares outstanding during the period. Diluted net income (loss) per share considers, in addition to the above, the dilutive effect of potentially issuable shares pursuant to stock option plans (see Note 9) during the period.

PIONEER COMPANIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

      Computational amounts for net income (loss) per share are as follows:

	Three Months		Nine Months
	Ended		Ended
	September 30,		September 30,

	2004	2003	2004	2003

Net income (loss)	$3,917	$1,953	$(5,777)	$23,377

Basic net income (loss) per share:
Weighted average number of shares outstanding	10,038	10,003	10,032	10,002

Net income (loss) per share	$0.39	$0.20	$(0.58)	$2.34

Diluted net income (loss) per share:
Weighted average number of shares outstanding	10,426	10,145	10,032	10,126

Net income (loss) per share	$0.38	$0.19	$(0.58)	$2.31

      All of the options to purchase shares of common stock that were outstanding during the three-month period ended September 30, 2004, were included in the computation of diluted net income per share, while none of the options to purchase shares of common stock that were outstanding during the nine-month period ended September 30, 2004, were included in the computation of diluted net loss per share because their inclusion would be anti-dilutive. Options to purchase 225,000 shares of common stock that were outstanding during the three and nine months ended September 30, 2003, were not included in the computation of diluted net income per share because the option exercise price exceeded the average market price of the common stock for the applicable period, making their inclusion anti-dilutive.

8.	Inventories

      Inventories consisted of the following:

	September 30,	December 31,
	2004	2003

Raw materials, supplies and parts, net	$7,576	$7,673
Finished goods	7,949	8,034

	$15,525	$15,707

9.	Stock-Based Compensation

      At September 30, 2004, options to purchase 773,066 shares of PCI’s common stock were outstanding, with exercise prices ranging from $2.00 to $8.28 per share, a weighted average exercise price of $4.46 and a weighted average remaining contractual life of 8.36 years. Options for the purchase of up to 178,000 shares were granted during the nine months ended September 30, 2004, while no options were granted during the nine months ended September 30, 2003. Stock options generally expire 10 years from the date of grant and fully vest after three years.

      Pioneer accounts for stock options under Accounting Principles Board Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees.” Stock options issued under Pioneer’s stock option plans have no intrinsic value at the grant date, and Pioneer recorded no compensation costs under APB 25. Had compensation expense for the stock option plans been determined in accordance with Statement of Financial Accounting Standards (“SFAS”) 123, “Accounting for Stock-Based Compensation,” as amended by

PIONEER COMPANIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

SFAS 148, “Accounting for Stock-Based Compensation — Transition and Disclosure,” Pioneer’s pro-forma net income (loss) and net income (loss) per share would have been as follows:

	Three Months
	Ended		Nine Months Ended
	September 30,		September 30,

	2004	2003	2004	2003

Net income (loss):
As reported	$3,917	$1,953	$(5,777)	$23,377
Add: Stock-based compensation expense included in reported net income (loss)	—	—	57	—
Deduct: Stock-based compensation expense determined under fair- value-based method	(165)	(158)	(451)	(475)

Pro forma net income (loss)	$3,752	$1,795	$(6,171)	$22,902

Net income (loss) per common share:
Basic, as reported	$0.39	$0.20	$(0.58)	$2.34
Basic, pro forma	$0.37	$0.18	$(0.62)	$2.29
Diluted, as reported	$0.38	$0.19	$(0.58)	$2.31
Diluted, pro forma	$0.36	$0.18	$(0.62)	$2.26

10.	Supplemental Cash Flow Information

      The net effect of changes in operating assets and liabilities was as follows:

	Nine Months Ended
	September 30,

	2004	2003

Accounts receivable	$(7,157)	$(3,364)
Inventories	363	(544)
Prepaid expenses and other current assets	1,450	2,362
Other assets	(728)	831
Accounts payable	4,861	(11,282)
Accrued liabilities	9,510	5,868
Other long-term liabilities	(2,845)	7,120

Net change in operating assets and liabilities	$5,454	$991

      Following are supplemental disclosures of cash flow information:

	Nine Months Ended
	September 30,

	2004	2003

Cash payments for:
Interest	$9,976	$10,296
Income taxes	—	—

PIONEER COMPANIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

11.	Consolidating Financial Statements

      PCI Canada (a wholly-owned subsidiary of PCI) is the issuer of the $150 million principal amount of 10% Senior Secured Notes, which are fully and unconditionally guaranteed on a joint and several basis by PCI and all of PCI’s other direct and indirect wholly-owned subsidiaries.

      Pioneer Americas (a wholly-owned subsidiary of PCI Canada) is the issuer of the $43.2 million principal amount of Senior Guaranteed Notes and the $4.4 million principal amount of Senior Floating Notes, which are fully and unconditionally guaranteed on a joint and several basis by PCI and all of PCI’s other direct and indirect wholly-owned subsidiaries. Together, PCI Canada, Pioneer Americas and the subsidiary note guarantors comprise all of the direct and indirect subsidiaries of PCI.

      Condensed consolidating financial information for PCI and its wholly-owned subsidiaries is presented below. Separate financial statements of PCI Canada and Pioneer Americas are not provided because Pioneer does not believe that such information would be material to investors or lenders of the Company.

PIONEER COMPANIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

Condensed Consolidating Balance Sheet — September 30, 2004 (in thousands)

		PCI	Pioneer	Other		Pioneer
	PCI	Canada	Americas	Guarantors	Eliminations	Consolidated

ASSETS
Current assets:
Cash and cash equivalents	$—	$517	$2,752	$3	$—	$3,272
Accounts receivable, net	—	11,192	35,824	—	—	47,016
Inventories, net	—	6,163	9,362	—	—	15,525
Prepaid expenses and other current assets	934	2,190	490	—	—	3,614

Total current assets	934	20,062	48,428	3	—	69,427
Property, plant and equipment, net	—	105,149	68,864	1,528	—	175,541
Other assets, net	—	170	4,442	—	—	4,612
Intercompany receivable	—	100,351	—	73,945	(174,296)	—
Investment in subsidiaries	20,618	—	—	—	(20,618)	—
Excess reorganization value over the fair value of identifiable assets	—	84,064	—	—	—	84,064

Total assets	$21,552	$309,796	$121,734	$75,476	$(194,914)	$333,644

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIENCY IN ASSETS)
Current liabilities:
Accounts payable	$—	$10,432	$8,022	$—	$—	$18,454
Accrued liabilities	—	12,179	15,066	—	—	27,245
Current portion of long-term debt	—	686	7,979	28	—	8,693

Total current liabilities	—	23,297	31,067	28	—	54,392
Long-term debt, less current portion	—	151,132	51,066	41	—	202,239
Investment in subsidiary	—	155,711	—	587	(156,298)	—
Intercompany payable	7,848	568	165,881	—	(174,297)	—
Accrued pension and other employee benefits	—	7,404	14,144	—	—	21,548
Other long-term liabilities	—	25,137	15,288	1,336	—	41,761
Stockholders’ equity (deficiency in assets)	13,704	(53,453)	(155,712)	73,484	135,681	13,704

Total liabilities and stockholders’ equity (deficiency In assets)	$21,552	$309,796	$121,734	$75,476	$(194,914)	$333,644

PIONEER COMPANIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

Condensed Consolidating Balance Sheet — December 31, 2003 (in thousands)

		PCI	Pioneer	Other		Pioneer
	PCI	Canada	Americas	Guarantors	Eliminations	Consolidated

ASSETS
Current assets:
Cash and cash equivalents	$—	$500	$1,422	$24	$—	$1,946
Accounts receivable, net	—	10,218	28,582	—	—	38,800
Inventories, net	—	6,219	9,488	—	—	15,707
Prepaid expenses and other current assets	2,812	1,341	865	—	—	5,018

Total current assets	2,812	18,278	40,357	24	—	61,471
Property, plant and equipment, net	—	113,616	74,390	1,528	—	189,534
Other assets, net	—	165	3,766	—	—	3,931
Intercompany receivable	—	87,356	—	67,581	(154,937)	—
Investment in subsidiaries	25,376	—	—	—	(25,376)	—
Excess reorganization value over fair value of identifiable assets	—	84,064	—	—	—	84,064

Total assets	$28,188	$303,479	$118,513	$69,133	$(180,313)	$339,000

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIENCY IN ASSETS)
Current liabilities:
Accounts payable	$—	$5,875	$7,152	$—	$—	$13,027
Accrued liabilities	—	5,751	11,585	33	—	17,369
Current portion of long-term debt	—	627	17,830	28	—	18,485

Total current liabilities	—	12,253	36,567	61	—	48,881
Long-term debt, less current portion	—	151,805	51,936	62	—	203,803
Investment in subsidiary	—	144,036	—	445	(144,481)	—
Intercompany payable	9,198	3,527	142,212	—	(154,937)	—
Accrued pension and other employee benefits	—	8,050	16,534	—	—	24,584
Other long-term liabilities	—	25,856	15,301	1,585	—	42,742
Stockholders’ equity (deficiency in assets)	18,990	(42,048)	(144,037)	66,980	119,105	18,990

Total liabilities and stockholders ’ equity (deficiency in assets)	$28,188	$303,479	$118,513	$69,133	$(180,313)	$339,000

PIONEER COMPANIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

Condensed Consolidating Statement of Operations — Three Months Ended September 30, 2004 (in thousands)

		PCI	Pioneer	Other		Pioneer
	PCI	Canada	Americas	Guarantors	Eliminations	Consolidated

Revenues	$—	$49,324	$80,831	$—	$(25,176)	$104,979
Cost of sales	—	(41,509)	(73,831)	(136)	25,176	(90,300)

Gross profit	—	7,815	7,000	(136)	—	14,679
Selling, general and administrative expenses	(218)	(1,629)	(3,577)	—	—	(5,424)
Change in fair value of
derivatives	—	—	—	—	—	—
Asset impairment	—	—		—	—	—
Other items	—	—	(97)	—	—	(97)

Operating income (loss)	(218)	6,186	3,326	(136)	—	9,158
Interest expense, net	—	(3,802)	(774)	(2)	—	(4,578)
Other income (expense), net	—	(1,848)	(2,434)	2,434	—	(1,848)

Income (loss) before income taxes	(218)	536	118	2,296	—	2,732
Income tax benefit	—	1,185	—	—	—	1,185

Net income (loss) before equity in earnings of subsidiaries	(218)	1,721	118	2,296	—	3,917
Equity in net loss of subsidiaries	4,135	118	—	138	(4,391)	—

Net income (loss)	$3,917	$1,839	$118	$2,434	$(4,391)	$3,917

PIONEER COMPANIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

Condensed Consolidating Statement of Operations — Three Months Ended September 30, 2003 (in thousands)

		PCI	Pioneer	Other		Pioneer
	PCI	Canada	Americas	Guarantors	Eliminations	Consolidated

Revenues	$—	$48,517	$76,251	$—	$(24,767)	$100,001
Cost of sales	—	(38,962)	(72,164)	8	24,767	(86,351)

Gross profit	—	9,555	4,087	8	—	13,650
Selling, general and administrative expenses	(81)	(1,686)	(4,225)	—	—	(5,992)
Asset impairment	—	—	—	—	—	—
Other items	—	(18)	42	—	—	24

Operating income (loss)	(81)	7,851	(96)	8	—	7,682
Interest expense, net	—	(3,788)	(792)	(2)	—	(4,582)
Other income (expense), net	—	(92)	(2,259)	2,261	—	(90)

Income (loss) before income taxes	(81)	3,971	(3,147)	2,267	—	3,010
Income tax expense	—	(1,057)	—	—	—	(1,057)

Net income (loss) before equity in earnings (loss) of subsidiaries	(81)	2,914	(3,147)	2,267	—	1,953
Equity in net earnings of subsidiaries	2,034	(3,147)	—	—	1,113	—

Net income (loss)	$1,953	$(233)	$(3,147)	$2,267	$1,113	$1,953

PIONEER COMPANIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

Condensed Consolidating Statement of Operations — Nine Months Ended September 30, 2004 (in thousands)

		PCI	Pioneer	Other		Pioneer
	PCI	Canada	Americas	Guarantors	Eliminations	Consolidated

Revenues	$—	$138,709	$221,513	$—	$(68,145)	$292,077
Cost of sales	—	(120,446)	(208,490)	(137)	68,145	(260,928)

Gross profit	—	18,263	13,023	(137)	—	31,149
Selling, general and administrative expenses	(673)	(5,800)	(13,961)	53	—	(20,381)
Change in fair value of derivatives	—	—	—	—	—	—
Asset impairment	—	—	—	—	—	—
Other items	—	(1,521)	(1,919)	—	—	(3,440)

Operating income (loss)	(673)	10,942	(2,857)	(84)	—	7,328
Interest expense, net	—	(11,350)	(2,427)	(4)	—	(13,781)
Other income (expense), net	—	(1,109)	(6,738)	6,734	—	(1,113)

Income (loss) before income taxes	(673)	(1,517)	(12,022)	6,646	—	(7,566)
Income tax benefit	—	1,789	—	—	—	1,789

Net income (loss) before equity in earnings (loss) of subsidiaries	(673)	272	(12,022)	6,646	—	(5,777)
Equity in net loss of subsidiaries	(5,104)	(12,022)	—	(141)	17,267	—

Net income (loss)	$(5,777)	$(11,750)	$(12,022)	$6,505	$17,267	$(5,777)

Condensed Consolidating Statement of Operations — Nine Months Ended September 30, 2003 (in thousands)

		PCI	Pioneer	Other		Pioneer
	PCI	Canada	Americas	Guarantors	Eliminations	Consolidated

Revenues	$—	$134,615	$217,363	$—	$(66,630)	$285,348
Cost of sales	—	(114,518)	(224,965)	140	66,630	(272,713)

Gross profit (loss)	—	20,097	(7,602)	140	—	12,635
Selling, general and administrative expenses	(250)	(4,707)	(15,073)	(10)	—	(20,040)
Change in fair value of derivatives	—	—	87,271	—	—	87,271
Asset impairment	—	—	(40,818)	—	—	(40,818)
Other items	—	(18)	464	—	—	446

Operating income (loss)	(250)	15,372	24,242	130	—	39,494
Interest expense, net	—	(11,373)	(2,806)	(6)	—	(14,185)
Other income (expense), net	—	(4,538)	(11,655)	11,659	—	(4,534)

PIONEER COMPANIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

		PCI	Pioneer	Other		Pioneer
	PCI	Canada	Americas	Guarantors	Eliminations	Consolidated

Income (loss) before income taxes	(250)	(539)	9,781	11,783	—	20,775
Income tax benefit	—	2,602	—	—	—	2,602

Net income (loss) before equity in earnings of subsidiaries	(250)	2,063	9,781	11,783	—	23,377
Equity in net earnings of subsidiaries	23,627	9,781	—	—	(33,408)	—

Net income	$23,377	$11,844	$9,781	$11,783	$(33,408)	$23,377

Condensed Consolidating Statement of Cash Flows — Nine Months Ended September 30, 2004 (in thousands)

		PCI	Pioneer	Other	Pioneer
	PCI	Canada	Americas	Guarantors	Consolidated

Cash flows from operating activities:
Net cash flows from operating activities	$(145)	$2,111	$16,847	$(7)	$18,806
Cash flows from investing activities:
Capital expenditures	—	(1,384)	(4,795)	—	(6,179)
Proceeds from disposal of assets	—	—	35	—	35

Net cash flows from investing activities	—	(1,384)	(4,760)	—	(6,144)

Cash flows from financing activities:
Net payments under revolving credit arrangements	—	—	(9,984)	—	(9,984)
Payments on debt	—	(792)	(826)	(11)	(1,629)
Proceeds from issuance of stock	145	—	—	—	145

Net cash flows from financing activities	145	(792)	(10,810)	(11)	(11,468)

Effect of exchange rate changes on cash	—	132	—	—	132

Net change in cash and cash equivalents	—	67	1,277	(18)	1,326
Cash and cash equivalents at beginning of period	—	499	1,423	24	1,946

Cash and cash equivalents at end of period	$—	$566	$2,700	$6	$3,272

Condensed Consolidating Statement of Cash Flows — Nine Months Ended September 30, 2003 (in thousands)

		PCI	Pioneer	Other	Pioneer
	PCI	Canada	Americas	Guarantors	Consolidated

Cash flows from operating activities:
Net cash flows from operating activities	$1,513	$1,835	$14,381	$6	$17,735
Cash flows from investing activities:
Capital expenditures	—	(1,791)	(4,388)	—	(6,179)

Net cash flows from investing activities	—	(1,791)	(4,388)	—	(6,179)

PIONEER COMPANIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

		PCI	Pioneer	Other	Pioneer
	PCI	Canada	Americas	Guarantors	Consolidated

Cash flows from financing activities:
Net proceeds under revolving credit arrangements	—	—	(1,918)	—	(1,918)
Payments on debt	(1,520)	(649)	(6,236)	(13)	(8,418)
Proceeds from issuance of stock	7	—	—	—	7

Net cash flows from financing activities	(1,513)	(649)	(8,154)	(13)	(10,329)

Effect of exchange rate changes on cash	—	566	—	—	566

Net change in cash and cash equivalents	—	(39)	1,839	(7)	1,793
Cash and cash equivalents at beginning of period	—	1,702	1,074	13	2,789

Cash and cash equivalents at end of period	$—	$1,663	$2,913	$6	$4,582

12.	Pension and Other Postretirement Benefits

      Effective February 29, 2004, Pioneer Americas froze benefits under its defined benefit pension plans for substantially all U.S. salaried and union and non-union hourly employees. The effect of the freezing of defined benefit pension plan benefits has been accounted for as a curtailment pursuant to SFAS 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits.” As a result of the curtailment, the projected benefit obligations for the Pioneer Americas pension plans decreased by $4.4 million. The actuarial gain from such decrease was applied against existing unrecognized actuarial losses and Pioneer recorded no curtailment gain in its statement of operations for the nine months ended September 30, 2004.

      The component of net periodic benefit costs related to Pioneer’s defined benefit pension plans for the three months ended September 30, 2004 and 2003 were:

	PCI	Pioneer	Pioneer
	Canada	Americas	Consolidated

Three Months Ended September 30, 2004
Components of net periodic benefit cost:
Service cost	$343	$79	$422
Interest cost	660	728	1,388
Expected return on plan assets	(726)	(748)	(1,474)
Amortization of prior service costs	—	—	—
Amortization of net actuarial loss (gain)	(156)	183	27

Net periodic benefit cost	$121	$242	$363

PIONEER COMPANIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

	PCI	Pioneer	Pioneer
	Canada	Americas	Consolidated

Three Months Ended September 30, 2003
Components of net periodic benefit cost:
Service cost	$218	$328	$546
Interest cost	503	720	1,223
Expected return on plan assets	(483)	(598)	(1,081)
Amortization of prior service costs	—	(1)	(1)
Amortization of net actuarial loss (gain)	(1)	155	154

Net periodic benefit cost	$237	$604	$841

      The component of net periodic benefit costs related to Pioneer’s defined benefit pension plans for the nine months ended September 30, 2004 and 2003 were:

	PCI	Pioneer	Pioneer
	Canada	Americas	Consolidated

Nine Months Ended September 30, 2004
Components of net periodic benefit cost:
Service cost	$930	$238	$1,168
Interest cost	1,786	2,183	3,969
Expected return on plan assets	(1,947)	(2,246)	(4,193)
Amortization of prior service costs	—	1	1
Amortization of net actuarial loss	—	628	628

Net periodic benefit cost	$769	$804	$1,573

	PCI	Pioneer	Pioneer
	Canada	Americas	Consolidated

Nine Months Ended September 30, 2003
Components of net periodic benefit cost:
Service cost	$654	$986	$1,640
Interest cost	1,508	2,158	3,666
Expected return on plan assets	(1,448)	(1,794)	(3,242)
Amortization of prior service costs	—	(4)	(4)
Amortization of net actuarial loss (gain)	(4)	466	462

Net periodic benefit cost	$710	$1,812	$2,522

      Pension expense was $1.6 million and $2.5 million for the nine months ended September 30, 2004 and 2003, respectively. Pension contributions were $4.8 million and $4.4 million in the nine months ended September 30, 2004 and 2003, respectively. Total contributions in 2004, which are based on regulatory requirements, are expected to be approximately $5.6 million. Due to the elimination of employee positions in the second quarter of 2004 as a result of the implementation of an organizational efficiency project, partial plan terminations were recognized with respect to two of the Pioneer Americas defined benefit pension plans. Such partial plan terminations did not have any significant impact on the financial statements.

      Effective December 31, 2003, Pioneer Americas’ retiree health care benefits plan was modified to eliminate retiree health care benefits when a participant reaches age 65. Pioneer Americas accounted for the reduction in benefits as a negative plan amendment, which resulted in $4.4 million of unamortized gain

PIONEER COMPANIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

included in accrued benefit liability as of December 31, 2003. The gain is amortized over a period of up to 7.63 years.

      The component of net periodic benefit costs related to Pioneer’s postretirement benefits other than pensions for the three months ended September 30, 2004 and 2003 were:

	PCI	Pioneer	Pioneer
	Canada	Americas	Consolidated

Three Months Ended September 30, 2004
Components of net periodic benefit cost:
Service cost	$42	$—	$42
Interest cost	78	8	86
Amortization of prior service costs	(8)	(78)	(86)
Amortization of net actuarial gain	(5)	(8)	(13)

Net periodic benefit cost	$107	$(78)	$29

	PCI	Pioneer	Pioneer
	Canada	Americas	Consolidated

Three Months Ended September 30, 2003
Components of net periodic benefit cost:
Service cost	$25	$(1)	$24
Interest cost	52	51	103
Amortization of prior service costs	(6)	(234)	(240)
Amortization of net actuarial gain	(2)	(10)	(12)

Net periodic benefit cost	$69	$(194)	$(125)

      The component of net periodic benefit costs related to Pioneer’s postretirement benefits other than pensions for the nine months ended September 30, 2004 and 2003 were:

	PCI	Pioneer	Pioneer
	Canada	Americas	Consolidated

Nine Months Ended September 30, 2004
Components of net periodic benefit cost:
Service cost	$114	$2	$116
Interest cost	214	26	240
Amortization of prior service costs	(22)	(234)	(256)
Amortization of net actuarial gain	(2)	(26)	(28)

Net periodic benefit cost	$304	$(232)	$72

PIONEER COMPANIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

	PCI	Pioneer	Pioneer
	Canada	Americas	Consolidated

Nine Months Ended September 30, 2003
Components of net periodic benefit cost:
Service cost	$75	$2	$77
Interest cost	158	155	313
Amortization of prior service costs	(20)	(234)	(254)
Amortization of net actuarial gain	(7)	(33)	(40)

Net periodic benefit cost	$206	$(110)	$96

      Pioneer also maintains matched defined contribution savings plans for its employees in the U.S. and Canada. Pioneer’s contributions to these plans are based on the amount of employee contributions to the plans. In connection with the freezing of benefits under Pioneer Americas’ defined benefit plans, after March 1, 2004, the U.S. defined contribution plans have been supplemented by Pioneer Americas with the company’s voluntary contributions to employees’ accounts based on various percentages of compensation. Pioneer’s contributions to the U.S. and Canadian defined contribution plans, consisting of both matching and supplemental contributions, were $0.3 million and $0.1 million for the three months ended September 30, 2004 and 2003, respectively, and $0.9 million and $0.1 million for the nine months ended September 30, 2004 and 2003, respectively.

13.	Commitments and Contingencies

      Present or future environmental laws and regulations may affect Pioneer’s capital and operating costs relating to compliance, may impose cleanup requirements with respect to site contamination resulting from past, present or future spills and releases and may affect the markets for Pioneer’s products. Pioneer believes that its operations are currently in general compliance with environmental laws and regulations, the violation of which could result in a material adverse effect on Pioneer’s business, properties or results of operations on a consolidated basis. There can be no assurance, however, that material costs will not be incurred as a result of instances of noncompliance or new regulatory requirements.

      Pioneer relies on certain indemnities from previous owners and has adequate environmental reserves covering known and estimable environmental liabilities at its chlor-alkali plants and other facilities. There can be no assurance, however, that such indemnity agreements will be adequate to protect Pioneer from environmental liabilities at these sites or that such parties will perform their obligations under the respective indemnity agreements. The failure by such parties to perform under these indemnity agreements and/or any material increase in Pioneer’s environmental obligations will have a material adverse effect on Pioneer’s future results of operations and liquidity.

      Pioneer is subject to various legal proceedings and potential claims arising in the ordinary course of its business. In the opinion of management, Pioneer has adequate legal defenses and/or insurance coverage with respect to these matters, and management does not believe that they will materially affect Pioneer’s operations or financial position.

PROSPECTUS

Pioneer Companies, Inc.

$100,000,000

Senior Debt Securities

Subordinated Debt Securities
Common Stock
Preferred Stock
Warrants

        We will provide the specific terms of the securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest. Pioneer common stock is quoted on the OTC Bulletin Board under the symbol “PONR.”

       You should carefully consider each of the risk factors described under “Risk Factors” beginning on page 1 of this prospectus.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 16, 2004.

ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement that we have filed with the U.S. Securities and Exchange Commission using a “shelf” registration process. Using this process, we may offer any combination of the securities described in this prospectus in one or more offerings with a total initial offering price of up to $100,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we use this prospectus to offer securities, we will provide a prospectus supplement and, if applicable, a pricing supplement that will describe the specific terms of the offering. The prospectus supplement and any pricing supplement may also add to, update or change the information contained in this prospectus. Please carefully read this prospectus, the prospectus supplement and any pricing supplement, in addition to the information contained in the documents we refer to under the heading “Where You Can Find More Information.”

i

ABOUT PIONEER COMPANIES, INC.

      Pioneer Companies, Inc. and its subsidiaries have manufactured and marketed chlorine, caustic soda and related products in North America since 1988. We conduct our primary business through our operating subsidiaries: PCI Chemicals Canada Company (which we refer to as PCI Canada) and Pioneer Americas LLC (which we refer to as Pioneer Americas). Our principal executive offices are located at 700 Louisiana Street, Suite 4300, Houston, Texas 77002, and our telephone number at that location is (713) 570-3200.

RISK FACTORS

      The following should be considered carefully with the information provided elsewhere in this prospectus, the accompanying prospectus supplement and the documents we incorporate by reference in reaching a decision regarding an investment in the securities.

Our operating results could be negatively affected during economic downturns and by declines in average selling prices.

      The businesses of most of our customers are, to varying degrees, cyclical and have historically experienced periodic downturns. These economic and industry downturns have been characterized by diminished product demand, excess manufacturing capacity and, in most cases, lower average selling prices. Therefore, any significant downturn in our customers’ markets or in global economic conditions could result in a reduction in demand for our products and could adversely affect our results of operations and financial condition. As a result of the depressed economic conditions beginning in the fourth quarter of 2000 and continuing throughout 2001 and into 2002, our vinyls, urethanes and pulp and paper customers had lower demand for our chlor-alkali products, although demand from the vinyl and urethane industries increased during the latter half of 2002. There was strong demand for chlorine in the first quarter of 2003, principally from the vinyls sector, but later in the year caustic soda demand weakened, and it continued to weaken in the first quarter of 2004. Since the first quarter of 2004 through the date of this prospectus, demand for both caustic soda and chlorine has strengthened. However, any decline in domestic economic conditions could materially adversely affect demand for our products in the future.

      Although we sell only a small percentage of our products directly to customers abroad, a large part of our financial performance is dependent upon economies beyond the United States and Canada. Our customers sell a portion of their products abroad and we import caustic soda from overseas for sales to domestic customers. As a result, our business is affected by general economic conditions and other factors beyond the United States and Canada, including fluctuations in interest rates, market demand, labor costs, energy costs and other factors beyond our control. The demand for our customers’ products, and therefore, our products, as well as the domestic supply of caustic soda, is directly affected by such fluctuations. Our historical operating results reflect the cyclical nature of the chemical industry. As discussed above, we experience cycles of fluctuating supply and demand in our chlor-alkali products business, which results in changes in selling prices. Periods of high demand, tight supply and increasing operating margins tend to result in increased capacity and production until supply exceeds demand, generally followed by periods of oversupply and declining prices. As the U.S. and world economies deteriorated in 2001 and early 2002, the chlor-alkali industry experienced a period of oversupply because of lower industry demand for both chlorine and caustic soda. That in turn led to a reduction in industry capacity, including the termination of production at our own Tacoma chlor-alkali facility. Beginning in mid-2002, a combination of higher demand and reduced industry capacity resulted in increases in the price of an electrochemical unit (which we refer to as an ECU, consisting of 1.1 tons of caustic soda and 1 ton of chlorine). Demand for both chlorine and caustic soda was strong in the first quarter of 2003. Strong demand for chlorine in the first quarter of 2003, principally from the vinyls sector, coupled with lower industry profitability due to high energy costs, led to price increases for both chlorine and caustic soda effective on April 1, 2003. These increases yielded a three-year high ECU netback in the second quarter of 2003. No further price increases were implemented in 2003 and the average ECU netback declined in the third quarter of 2003, and further eroded to $366 in the fourth quarter of 2003, as caustic soda prices declined because of soft demand and seasonal plant shutdowns and curtailed production at some of our major customers. Our ECU netback declined further in the first quarter of 2004, to $339. Strong demand for both products has resulted in price increases in 2004, and our ECU netback was $354 for the second quarter of 2004.

      When demand for chlorine is high and the industry operating capacity increases as a result, an increase in the supply of both chlorine and caustic soda occurs since chlorine and caustic soda are produced in a fixed ratio. In that event the price of caustic soda may be depressed if there is insufficient demand for the increased supply. This imbalance may have the short-term effect of limiting our operating profits as improving margins in chlorine may be offset by declining margins in caustic soda. When demand for chlorine declines to a level below plant operational capacity and available storage is filled, production operations must be curtailed, even if demand for caustic soda has increased. This imbalance may also have the short-term effect of limiting our operating profits as improving margins in caustic soda may be offset by both declining margins in chlorine and the reduced production of both products. When substantial imbalances occur, we will often be forced to reduce prices or take actions that could have a material adverse effect on our results of operations and financial condition.

      Most of our customers consider price one of the most significant factors when choosing among the various suppliers of chlor-alkali products. We have limited ability to influence prices in this large commodity market. Decreases in the average selling prices of our products could have a material adverse effect on our profitability. While we strive to maintain or increase our profitability by reducing costs through improving production efficiency, emphasizing higher margin products, and controlling selling and administration expenses, these efforts are usually not sufficient to offset fully the effect of declining ECU prices on operating results.

      Because of the cyclical nature of our business, our pricing or profitability in the future may not be comparable to any particular historical period. The chlor-alkali industry may experience adverse trends in the future and our operating results or financial condition may be materially adversely affected by them.

Higher energy prices can impair our ability to produce chlor-alkali products economically and adversely impact our results of operations.

      Energy costs comprise the largest component of the raw material costs associated with producing chlor-alkali products. As a result, and because we have limited ability to influence pricing, increases in the cost of energy can materially adversely affect our results of operations and may cause our production of chlor-alkali products to become uneconomical. Increases in natural gas prices increase our cost of operations at our facilities that procure their power from sources that rely on natural gas to generate power. As a result of our settlement of a dispute with the Colorado River Commission of Nevada, which we refer to as CRC, the power requirements of our Henderson facility are now primarily based on market rates (rather than the below-market rates under the contracts that were assigned to the Southern Nevada Water Authority pursuant to our settlement with CRC) and supplied from sources that rely on natural gas to generate power, rather than hydropower. Natural gas-based power has generally been more costly than hydropower and has experienced greater price volatility than hydropower. The current contract with CRC terminates in 2006, and, in the absence of an extension of the term, it will be necessary to seek an alternative arrangement for the purchase of power for our Henderson facility. Any such arrangement might involve greater costs.

      To the extent our competitors are able to secure less expensive power than we are due to their geographic location or otherwise, we may be at a competitive disadvantage. We are unable to predict the future impact that energy prices may have on the results of our operations.

The restrictive terms of our indebtedness may limit our ability to grow and compete.

      Our operating flexibility is limited by covenants contained in our debt instruments, including our Senior Secured Floating Rate Guaranteed Notes due December 2006 (the “Senior Guaranteed Notes”), Senior Floating Rate Term Notes due December 2006 (the “Senior Floating Notes”), 10% Senior

Secured Guaranteed Notes due December 2008 (the “10% Senior Secured Notes” and together with the Senior Guaranteed Notes and Senior Floating Notes, the “Senior Notes”) and Revolving Credit Facility (the “Revolver”), that limit our ability to incur additional indebtedness, prepay or modify debt instruments, create additional liens upon assets, guarantee any obligations, sell assets and make dividend payments. The covenants contained in our debt instruments could limit our ability to grow and compete. The sale of certain securities hereunder may be undertaken in accordance with the limitations of such covenants.

      Our Revolver requires us to generate a specified amount of net earnings before extraordinary gains, the effects of the derivative instruments excluding derivative expenses paid by us, interest, income taxes, depreciation and amortization (referred to as “Lender-Defined EBITDA”). We may not generate the necessary level of Lender-Defined EBITDA, and our failure to do so would constitute a default under the Revolver, unless the lender agrees to waive the default. A default, if not waived, would have a material adverse effect on our business, financial condition and results of operations. A default under our Revolver, which would also constitute a default under our Senior Notes, would give the lender under the Revolver and the holders of the Senior Notes the right to accelerate all indebtedness outstanding thereunder. This would cause us to suffer a rapid loss of liquidity and we would lose the ability to operate on a day-to-day basis. In addition, the lender under our Revolver may refuse to make further advances if a material adverse change in our business, prospects, operations, results of operations, assets, liabilities or condition (financial or otherwise) has occurred.

      Our Senior Guaranteed Notes and Senior Floating Notes provide that, within 60 days after each calendar quarter through 2006, Pioneer Americas is required to redeem and prepay the greater of (a) an amount determined on the basis of Pioneer Americas’ net income before extraordinary items, net other income, interest, income taxes, depreciation and amortization (“Tranche A Notes EBITDA”), and (b) an amount determined on the basis of the Company’s excess cash flow and average liquidity, as defined. With respect to Tranche A Notes EBITDA, the amount that is to be redeemed and prepaid is (i) $2.5 million of Senior Guaranteed Notes and Senior Floating Notes (collectively, the “Tranche A Notes”) if Tranche A Notes EBITDA for such calendar quarter is $20 million or more but less than $25 million, (ii) $5 million of Tranche A Notes if Tranche A Notes EBITDA for such calendar quarter is $25 million or more but less than $30 million and (iii) $7.5 million of Tranche A Notes if Tranche A Notes EBITDA for such calendar quarter is $30 million or more, in each case plus accrued and unpaid interest to the redemption date. If the Company’s excess cash flow for specified periods, when multiplied by a percentage determined by reference to its average liquidity, is greater than the applicable principal amount above, then we must redeem the greater principal amount of Tranche A Notes. As a consequence of these redemption requirements, we will not be able to apply any significant amount of our income from operations to the expansion of our business or otherwise until we have redeemed the Tranche A Notes. In addition, we may be required to redeem some or all of the Tranche A Notes as a result of non-cash transactions.

      We cannot refinance the outstanding aggregate principal amount of 10% Senior Secured Notes before December 31, 2005. In order to refinance the indebtedness, we would be required to pay a 5% redemption premium for any refinancing during 2006 and a 2.5% redemption premium for any refinancing during 2007.

Our ability to generate cash depends on many factors beyond our control. We may not be able to generate sufficient cash to fully service our debt, which may require us to refinance our indebtedness on less favorable terms or default on our scheduled debt payments.

      Our ability to generate sufficient cash flow from operations to make scheduled payments on our debt depends on a range of economic, competitive and business factors, many of which are outside our control. Our business may not generate sufficient cash flow from operations to make such scheduled payments. If we are unable to meet our expenses and debt obligations, we may need to refinance all or a portion of our indebtedness, sell assets or raise equity.

      As of June 30, 2004, we had approximately $214 million of indebtedness under various loan agreements, including the Revolver, which expires in December 2006, the Tranche A Notes due in

December 2006 and the 10% Senior Secured Notes due in December 2008. As of June 30, 2004, our borrowings under our $30 million Revolver were $16.4 million. To the extent that we continue to need access to this amount of committed credit, it will be necessary to extend or replace our Revolver on or before its expiration in 2006. We do not anticipate that the cash that we will generate from our operations will be sufficient to repay the Revolver and the Tranche A Notes when they are due in December 2006, or the 10% Senior Secured Notes when they are due in December 2008. In such events, it would be necessary to repay the indebtedness with the proceeds of new borrowings, the sale of newly-issued shares of preferred or common stock, or the sale of assets. The terms of any new borrowings could impose significant additional burdens on our financial condition and operating flexibility, and the issuance of new equity securities could dilute the interests of our existing stockholders.

      The success of our future financing efforts may depend on many factors, including but not limited to:

•	The current and future outlook for the chlor-alkali business;

•	general economic and capital market conditions;

•	credit availability from banks and other financial institutions;

•	investor confidence in us and the market in which we operate;

•	market expectations regarding our future earnings and probable cash flows;

•	market perceptions of our ability to access capital markets on reasonable terms; and

•	provisions of relevant tax and securities laws.

      We may not be able to refinance any of our indebtedness, raise equity on commercially reasonable terms or at all, or sell assets, and such inability could cause us to default on our obligations and impair our liquidity. Our inability to generate sufficient cash flow to satisfy our debt obligations, or to refinance our obligations on commercially reasonable terms, would have a material adverse effect on our business, financial condition and results of operations. Under those circumstances, we would have to take appropriate action including restructuring or reorganizing all or a portion of our indebtedness, deferring payments on our debt, selling assets, incurring additional debt or issuing additional equity or taking other actions, including seeking protection under Chapter 11 of the U.S. Bankruptcy Code and under Canada’s Companies Creditors’ Arrangement Act.

We have a substantial amount of indebtedness which has been issued by our subsidiaries and which will generally have a senior position to the claims of the holders of any debt securities that we may issue under this prospectus.

      As of June 30, 2004, we had approximately $214 million of indebtedness under various loan agreements, including the Revolver, which expires in December 2006, the Tranche A Notes due in December 2006 and the 10% Senior Secured Notes due in December 2008. Substantially all of this indebtedness is guaranteed by us and each of our subsidiaries and is secured by substantially all of our assets. The debt securities that we may issue under this prospectus are not secured by any of our assets and are not guaranteed by any of our subsidiaries and thus the holders of the debt securities we issue under this prospectus will generally have a junior position with respect to such indebtedness.

We face industry credit risks from concentration of customer base.

      A significant portion of our revenues is generated by sales of products for use in the pulp and paper and urethane industries. Poor economic conditions affecting either of those industries could adversely affect our customers in that industry and could therefore affect the collectibility of amounts due and reduce future demand for our products from such customers. As a result, there could be a material adverse effect on our financial condition, results of operations or cash flows.

Future uncertainty regarding our financial condition could adversely impact our relationship with our trade creditors and our customers.

      Future market conditions and other business factors, including any uncertainties with respect to our future financial condition could cause our suppliers and customers to do business with us only on terms that are more burdensome than those that characterize our current relationship, or they may decide to reduce or curtail our current business relationship with them. As a result, we could face liquidity issues that could adversely affect our financial condition and results of operations. There can be no assurances with respect to any actions that our trade creditors, competitors or customers might take in this regard.

We face competition from other chemical companies, which could adversely affect our revenues and financial condition.

      The chlor-alkali industry in which we operate is highly competitive. We encounter competition in price, delivery, service, performance, and product recognition and quality, depending on the product involved. Many of our competitors are significantly larger, with greater financial resources and lower debt-to-equity ratios than we have, and some of our competitors have chlor-alkali manufacturing facilities that are larger and more cost-effective than ours are. Among our competitors are two of the world’s largest chemical companies, Dow Chemical Company and Occidental Chemical Corporation. Because of their greater financial resources and manufacturing economies of scale, these companies may be better able to withstand severe price competition and volatile market conditions. In difficult markets, our competitive position could be adversely affected, and accordingly our business, financial condition and results of operations could be materially adversely affected.

We have ongoing environmental costs, which could have a material adverse effect on our financial condition.

      The nature of our operations and products and the raw materials that we handle exposes us to a risk of liabilities or claims with respect to environmental matters. We have incurred and will continue to incur significant costs and capital expenditures in complying with these environmental laws and regulations.

      The ultimate costs and timing of environmental liabilities are difficult to predict. Liability under environmental laws relating to contaminated sites can be imposed retroactively and on a joint and several basis. One liable party could be held responsible for all costs at a site, regardless of fault, percentage of contribution to the site or the legality of the original disposal. We could incur significant costs, including cleanup costs, natural resources damages, civil or criminal fines and sanctions and third-party claims, as a result of past or future violations of, or liabilities under, environmental laws. In addition, future events, such as changes to or more rigorous enforcement of environmental laws, could require us to make additional expenditures, modify or curtail our operations or install pollution control equipment.

      We are entitled to be indemnified to various degrees by various third parties for particular environmental costs and liabilities associated with real property sold to us by those third parties. We could incur significant costs upon the inadequacy of the coverage limits or termination of one or more of these indemnification agreements, or if an indemnifying party is unable or unwilling to fulfill its obligation to indemnify us.

Our facilities are subject to operating hazards, which may disrupt our business.

      We are dependent upon the continued safe operation of our production facilities. Our production facilities are subject to hazards associated with the manufacture, handling, storage and transportation of chemical materials and products, including leaks and ruptures, chemical spills or releases, pollution, explosions, fires, inclement weather, natural disasters, unscheduled downtime and environmental hazards. From time to time in the past, incidents have occurred at our plants, including particularly hazardous chlorine releases, that have temporarily shut down or otherwise disrupted our manufacturing, causing production delays and resulting in liability for injuries. We believe our operating and safety procedures are consistent in all material respects with those established by the chemical industry as well as those recommended or required by federal, state and local governmental authorities. However, we may experience these types of incidents in the future and these incidents could result in production delays or otherwise have a material adverse effect on our business, financial condition or results of operations.

      We maintain general liability insurance and property and business interruption insurance with coverage limits we believe are appropriate. However, because of the nature of industry hazards, liabilities for pollution and other damages arising from a major occurrence may exceed insurance coverage or policy limits and adequate insurance may not be available at reasonable rates in the future.

Our executive officers and other key personnel are critical to our business, and they may not remain with us in the future, which could hurt our business.

      Our success will depend to a significant extent on the continued service of our executive officers and other key employees. If we lose the services of one or more of our executives or key employees, our business and ability to implement our business objectives successfully could be harmed, particularly if one or more of our executives or key employees decided to join a competitor or otherwise compete directly with us.

Labor disputes under our collective bargaining agreements may disrupt our business.

      Many of our employees are employed under the terms of collective bargaining agreements. In the future we could be involved in labor disputes that could lead to strikes or work stoppages, and the resulting production delays could have a material adverse effect on our business, financial condition or results of operations.

The production and shipping of our products may be disrupted by various events.

      We ship a large portion of the hazardous chemicals that we produce by railcar, and the rail transportation system in the United States and Canada is subject to various hazards that are beyond our control, such as derailments, weather-related delays or disruptions resulting from labor disputes. The U.S. transportation system is currently the subject of intensified examination as a result of the risk of terrorist activities, and procedures that may be adopted to deal with that risk may make the distribution of our products more difficult and expensive. The implementation of any such procedures could have a material adverse effect on our business, financial condition or results of operations. In addition, the rail transportation system in the United States is currently experiencing a shortage of capacity in conjunction with an increase in demand. If such shortages of capacity or increases in demand occur or continue to occur in the future, the production and shipping of our products may be delayed and such delay may adversely affect our business.

      Since September 11, 2001, the chemical industry has responded to the issues surrounding the terrorist attacks by starting new initiatives relating to the security of chemical industry facilities. Chemical manufacturing facilities may be at a greater risk of future terrorist attacks, as compared to many other potential targets in the United States. Additionally, federal, state and local governments have begun a regulatory process that could lead to new regulations impacting the security of chemical industry facilities. Our business or our customers’ businesses could be adversely affected due to the cost of complying with new regulations.

We are exposed to the financial effects of currency translation.

      A portion of our sales and expenditures are denominated in Canadian dollars, and accordingly, our results of operations and cash flows are affected by fluctuations in the exchange rate between the U.S. dollar and the Canadian dollar. Future changes in the relative value of the U.S. dollar against the Canadian dollar will impact our results of operations.

Availability of our operating loss carryforward may be limited by the Internal Revenue Code.

      We have net operating loss carryforwards (“NOLs”) for income tax reporting purposes, which may be available for offset against any future federal taxable income generated during the carryforward period. As the result of our emergence from bankruptcy and certain changes in the ownership of Pioneer, the utilization of pre-emergence NOLs is subject to limitation under the Internal Revenue Code and will be substantially restricted. In addition, while post-emergence NOLs are not subject to limitation, the future realization of such NOLs depends on our ability to generate sufficient taxable income within the carryforward periods. The limitation on NOL utilization may adversely affect our after-tax cash flow in future periods.

We are dependent upon a limited number of key suppliers.

      The production of chlor-alkali products principally requires electricity, salt and water as raw materials, and if the supply of such materials were limited or a significant supplier failed to meet its obligations under our current supply arrangements, we could be forced to incur increased costs which could have a material adverse effect on our financial condition, results of operations or cash flows.

WHERE YOU CAN FIND MORE INFORMATION

      Pioneer files annual, quarterly and current reports, proxy statements and other information with the SEC. You can read and copy these materials at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information about the operation of the SEC’s public reference room by calling the SEC at l-800-SEC-0330. The SEC also maintains an Internet site that contains information Pioneer has filed electronically with the SEC, which you can access over the Internet at http://www.sec.gov.

      Our homepage on the Internet’s World Wide Web is located at http://www.piona.com. Our annual reports on Form 10-K and our quarterly reports on Form 10-Q, current reports on Form 8-K and other filings with the SEC are available, free of charge, through our website, as soon as reasonably practicable after those reports or filings are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference in this prospectus and does not constitute a part of this prospectus.

      This prospectus is part of a registration statement we have filed with the SEC relating to the securities we may offer. As permitted by SEC rules, this prospectus does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement, exhibits and schedules for more information about us and the securities. The registration statement, exhibits and schedules are available at the SEC’s public reference room or through its Internet site.

      The SEC allows us to “incorporate by reference” the information Pioneer has filed with it, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus, and later information that Pioneer files with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings Pioneer makes with the SEC under Sections l3(a), l3(c), 14 or l5(d) of the Exchange Act after the date of this prospectus and until all the offered securities are sold. The documents we incorporate by reference are:

•	Pioneer’s Annual Report on Form l0-K for the year ended December 31, 2003, as filed with the SEC on March 30, 2004;

•	Pioneer’s Quarterly Reports on Form l0-Q for the quarters ended March 31, 2004 and June 30, 2004, as filed with the SEC on May 13, 2004 and August 16, 2004, respectively;

•	Pioneer’s Current Reports on Form 8-K as filed with the SEC on March 24, 2004 and June 25, 2004; and

•	The description of Pioneer common stock contained in Pioneer’s Registration Statement on Form 8-A as filed with the SEC on June 16, 2003, and as such Registration Statement may be amended from time to time for the purpose of updating, changing or modifying the description of Pioneer common stock.

      All filings filed by us pursuant to the Exchange Act after the date of the initial registration statement and prior to the effectiveness of the registration statement shall also be deemed to be incorporated by reference into this prospectus.

      You may request a copy of these filings, other than an exhibit to these filings unless we have specifically incorporated that exhibit by reference into the filing, at no cost, by writing or telephoning the Secretary of Pioneer, at our principal executive offices located at 700 Louisiana Street, Suite 4300, Houston, Texas 77002; telephone number (713) 570-3200.

      You should rely only on the information contained or incorporated by reference in this prospectus, the prospectus supplement and any pricing supplement. We have not authorized any person, including any salesman or broker, to provide information other than that provided in this prospectus, the prospectus supplement or any pricing supplement. We have not authorized anyone to provide you with different information. We are not making an offer of the securities in any jurisdiction where the offer is not permitted. You should assume that the information in this prospectus, the prospectus supplement and any pricing supplement is accurate only as of the date on its cover page and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference.

FORWARD-LOOKING INFORMATION

      This document and the documents incorporated by reference in this prospectus contain both historical and forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements include the information concerning possible or assumed future results of operations of Pioneer, including projections and estimates concerning the timing and success of specific projects and our future prices, liquidity, backlog, revenue, income, cash flows and capital spending.

      Forward-looking statements in this prospectus or in the documents incorporated by reference in this prospectus are identifiable by use of the following words and other similar expressions, among others:

• “anticipate,”	• “may,”
• “believe,”	• “might,”
• “budgeted,”	• “plan,”
• “could,”	• “potential,”
• “estimate,”	• “predict,”
• “expect,”	• “goal,”
• “forecast,”	• “project” and
• “intend,”	• “should.”

      The following factors could affect the future results of our operations, and could cause those results to differ materially from those expressed in the forward-looking statements included in this document or incorporated by reference:

•	general economic, business and market conditions, including economic instability or a downturn in the markets served by us;

•	the cyclical nature of our product markets and operating results;

•	competitive pressures affecting selling prices and volumes;

•	the supply/demand balance for our products, including the impact of industry capacity;

•	the occurrence of unexpected manufacturing interruptions and outages, including those occurring as a result of production hazards;

•	failure to comply with financial covenants contained in our debt instruments;

•	inability to make scheduled payments on or refinance our indebtedness;

•	loss of key customers or suppliers;

•	increased prices for raw materials, including electricity;

•	disruption of transportation or higher than expected transportation or logistics costs;

•	environmental costs and other expenditures in excess of those projected;

•	changes in laws and regulations inside or outside the United States;

•	uncertainty with respect to interest rates and fluctuations in currency exchange rates;

•	the outcome of the operational efficiency project that we began implementing in the first quarter of 2004; and

•	the occurrence of extraordinary events, such as the attacks on the World Trade Center and the Pentagon that occurred on September 11, 2001, or the war in Iraq.

      The above factors are in addition to those factors discussed in this prospectus under “Risk Factors” and in the documents that we include in or incorporate by reference into this prospectus, including our Annual Report on Form 10-K for the fiscal year ended December 31, 2003 and our subsequent SEC filings. You should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and we undertake no obligation to publicly update or revise any forward-looking statements.

USE OF PROCEEDS

      Unless we inform you otherwise in the prospectus supplement, the net proceeds from the sale of the securities will be used for general corporate purposes, including without limitation repayment of debt and redemptions or repurchases of debt securities. Pending any specific application, we may initially invest funds in short-term marketable securities or apply them to the reduction of short-term indebtedness.

RATIO OF EARNINGS TO FIXED CHARGES

      The following table sets forth our ratios of earnings to fixed charges for the periods shown. You should read these ratios of earnings to fixed charges in connection with our consolidated financial statements, including the notes to those statements, incorporated by reference into this prospectus.

	Successor Company				Predecessor Company

	Six Months Ended
	June 30,	Year Ended December 31,

	2004	2003		2002	2001		2000	1999

Ratios of Earnings to Fixed Charges	*	1.63	x	*	4.76	x	*	*

*	Our earnings were insufficient to cover our fixed charges by $10.3 million, $5.5 million, $64.5 million and $76.6 million in the six months ended June 30, 2004, and in 2002, 2000 and 1999, respectively.

      The ratios were computed by dividing earnings by fixed charges. For this purpose, “earnings” represent the sum of (a) pre-tax income (loss) from continuing operations, plus (b) fixed charges, plus (c) amortization of capitalized interest. “Fixed charges” represent the sum of (a) interest expensed and capitalized, (b) amortized discounts and capitalized expenses related to indebtedness, and (c) an estimate of the interest within rental expense.

DESCRIPTION OF THE DEBT SECURITIES

      The debt securities of Pioneer covered by this prospectus will be Pioneer’s general unsecured obligations. Pioneer will issue senior debt securities on a senior unsecured basis under one or more separate indentures between us and a trustee that we will name in the prospectus supplement. We refer to any such indenture as a senior indenture. Pioneer will issue subordinated debt securities under one or more separate indentures between us and a trustee that we will name in the prospectus supplement. We refer to any such indenture as a subordinated indenture. We refer to the senior indentures and the subordinated indentures collectively as the indentures. The indentures will be substantially identical, except for provisions relating to subordination. The senior debt securities will constitute senior debt and will rank equally with all of Pioneer’s unsecured and unsubordinated debt. The subordinated debt securities will be subordinated to, and thus have a junior position to, the senior debt of Pioneer (as defined with respect to the series of subordinated debt securities) and may rank equally with or senior or junior to Pioneer’s other subordinated debt that may be outstanding from time to time. In addition, holders of the debt securities will have a junior position to the claims of creditors, including trade creditors and tort claimants, of our subsidiaries and to all secured creditors of Pioneer with respect to the assets securing the claims of those secured creditors.

      We have summarized material provisions of the indentures and the debt securities below. This summary is not complete. We have filed the form of senior indenture and the form of subordinated indenture with the SEC as exhibits to the registration statement, and you should read the indentures for provisions that may be important to you.

      In this summary description of the debt securities, unless we state otherwise or the context clearly indicates otherwise, all references to Pioneer mean Pioneer Companies, Inc. only.

Provisions Applicable to Each Indenture

      General. The indentures do not limit the amount of debt securities that may be issued under that indenture, and do not limit the amount of other unsecured debt or securities that Pioneer may issue. Pioneer may issue debt securities under the indentures from time to time in one or more series, each in an amount authorized prior to issuance. The indentures also give us the ability to reopen a previous issue of a series of debt securities and issue additional debt securities of that series.

      Pioneer conducts substantially all of its operations through subsidiaries, and those subsidiaries generate substantially all its operating income and cash flow. As a result, distributions or advances from those subsidiaries are the principal source of funds necessary to meet the debt service obligations of Pioneer. Contractual provisions or laws, as well as the subsidiaries’ financial condition and operating requirements, may limit the ability of Pioneer to obtain cash from its subsidiaries that it requires to pay its debt service obligations, including any payments required to be made under the terms of the debt securities. In addition, holders of the debt securities will have a junior position to the claims of creditors of the subsidiaries of Pioneer on their assets and earnings and to all secured creditors of Pioneer with respect to the assets securing the claims of those secured creditors.

      The indentures do not contain any covenants or other provisions designed to protect holders of the debt securities in the event Pioneer participates in a highly leveraged transaction or upon a change of control. The indentures also do not contain provisions that give holders the right to require Pioneer to repurchase their securities in the event of a decline in Pioneer’s credit ratings for any reason, including as a result of a takeover, recapitalization or similar restructuring or otherwise.

      Terms. The prospectus supplement relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

•	whether the debt securities will be senior or subordinated debt securities;

•	the title of the debt securities;

•	the total principal amount of the debt securities;

•	whether the debt securities will be issued in individual certificates to each holder or in the form of temporary or permanent global securities held by a depositary on behalf of holders;

•	the date or dates on which the principal of and any premium on the debt securities will be payable;

•	any interest rate, the date from which interest will accrue, interest payment dates and record dates for interest payments;

•	any right to extend or defer the interest payment periods and the duration of the extension;

•	whether and under what circumstances any additional amounts with respect to the debt securities will be payable;

•	the place or places where payments on the debt securities will be payable;

•	any provisions for optional redemption or early repayment;

•	any sinking fund or other provisions that would require the redemption, purchase or repayment of debt securities;

•	the denominations in which the debt securities will be issued, if other than denominations of $1,000 and integral multiples thereof;

•	whether payments on the debt securities will be payable in foreign currency or currency units or another form and whether payments will be payable by reference to any index or formula;

•	the portion of the principal amount of debt securities that will be payable if the maturity is accelerated, if other than the entire principal amount;

•	any additional means of defeasance of the debt securities, any additional conditions or limitations to defeasance of the debt securities or any changes to those conditions or limitations;

•	any changes or additions to the events of default or covenants described in this prospectus;

•	any restrictions or other provisions relating to the transfer or exchange of debt securities;

•	any terms for the conversion or exchange of the debt securities for other securities of Pioneer or any other entity;

•	with respect to any subordinated indenture, any changes to the subordination provisions for the subordinated debt securities; and

•	any other terms of the debt securities not prohibited by the applicable indenture.

      Pioneer may sell the debt securities at a discount, which may be substantial, below their stated principal amount. These debt securities may bear no interest or interest at a rate that at the time of issuance is below market rates. If Pioneer sells these debt securities, we will describe in the prospectus supplement any material United States federal income tax consequences and other special considerations.

      If Pioneer sells any of the debt securities for any foreign currency or currency unit or if payments on the debt securities are payable in any foreign currency or currency unit, we will describe in the prospectus supplement the restrictions, elections, tax consequences, specific terms and other information relating to those debt securities and the foreign currency or currency unit.

      Consolidation, Merger and Sale of Assets. The indentures generally permit a consolidation or merger between Pioneer and another entity. They also permit Pioneer to sell, lease, convey, transfer or otherwise dispose of all or substantially all of its assets. Pioneer has agreed, however, that it will not consolidate with or merge into any entity or sell, lease, convey, transfer or otherwise dispose of all or substantially all of its assets to any entity unless:

•	immediately after giving effect to the transaction, no default or event of default would occur and be continuing or would result from the transaction; and

•	if it is not the continuing entity, the resulting entity or transferee is organized and existing under the laws of any United States jurisdiction and assumes the due and punctual payments on the debt securities and the performance of its covenants and obligations under the indenture and the debt securities.

      Upon any such consolidation or merger in which Pioneer is not the continuing entity or any such asset sale, lease, conveyance, transfer or disposition involving Pioneer, the resulting entity or transferee will be substituted for Pioneer under the applicable indenture and debt securities. In the case of an asset sale, conveyance, transfer or disposition other than a lease, Pioneer will be released from the applicable indenture.

      Events of Default. Unless we inform you otherwise in the applicable prospectus supplement, the following are events of default with respect to a series of debt securities:

•	failure to pay interest when due on that series of debt securities for 30 days;

•	failure to pay principal of or any premium on that series of debt securities when due;

•	failure to make any sinking fund payment when required for that series for 30 days;

•	failure to comply with any covenant or agreement in that series of debt securities or the applicable indenture (other than an agreement or covenant that has been included in the indenture solely for the benefit of one or more other series of debt securities) for 90 days after written notice by the trustee or by the holders of at least 25% in principal amount of the outstanding debt securities issued under that indenture that are affected by that failure;

•	specified events involving bankruptcy, insolvency or reorganization of Pioneer; and

•	any other event of default provided for that series of debt securities.

      A default under one series of debt securities will not necessarily be a default under another series. The indentures provide that the trustee generally must mail notice of a default or event of default of which it has actual knowledge to the registered holders of the applicable debt securities within 90 days of occurrence. However, the trustee may withhold notice to the holders of the debt securities of any default or event of default (except in any payment on the debt securities) if the trustee considers it in the interest of the holders of the debt securities to do so.

      If an event of default relating to certain events of bankruptcy, insolvency or reorganization of Pioneer occurs, the principal of and interest on all the debt securities issued under the applicable indenture will become immediately due and payable without any action on the part of the trustee or any holder. If any other event of default for any series of debt securities occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of the series affected by the default (or, in some cases, 25% in principal amount of all debt securities issued under the applicable indenture that are affected, voting as one class) may declare the principal of and all accrued and unpaid interest on those debt securities immediately due and payable. The holders of a majority in principal amount of the outstanding debt securities of the series affected by the event of default (or, in some cases, of all debt securities issued under the applicable indenture that are affected, voting as one class) may in some cases rescind this accelerated payment requirement.

      A holder of a debt security of any series issued under an indenture may pursue any remedy under that indenture only if:

•	the holder gives the trustee written notice of a continuing event of default for that series;

•	the holders of at least 25% in principal amount of the outstanding debt securities of that series make a written request to the trustee to pursue the remedy;

•	the holders offer to the trustee indemnity satisfactory to the trustee;

•	the trustee fails to act for a period of 60 days after receipt of the request and offer of indemnity; and

•	during that 60-day period, the holders of a majority in principal amount of the debt securities of that series do not give the trustee a direction inconsistent with the request.

      This provision does not, however, affect the right of a holder of a debt security to sue for enforcement of any overdue payment.

      In most cases, holders of a majority in principal amount of the outstanding debt securities of a series (or of all debt securities issued under the applicable indenture that are affected, voting as one class) may direct the time, method and place of:

•	with respect to debt securities of a series, conducting any proceeding for any remedy available to the trustee and exercising any trust or power conferred on the trustee relating to or arising as a result of specified events of default; or

•	with respect to all debt securities issued under the applicable indenture that are affected, conducting any proceeding for any remedy available to the trustee and exercising any trust or power conferred on the trustee relating to or arising other than as a result of such specified events of default.

      The trustee, however, may refuse to follow any such direction that conflicts with law or the indentures, is unduly prejudicial to the rights of other holders of the debt securities, or would involve the trustee in personal liability. In addition, prior to acting at the direction of holders, the trustee will be entitled to be indemnified by those holders against any loss and expenses caused thereby.

      The indentures require Pioneer to file each year with the trustee a written statement as to its compliance with the covenants contained in the applicable indenture.

      Modification and Waiver. Each indenture may be amended or supplemented if the holders of a majority in principal amount of the outstanding debt securities of all series issued under that indenture that are affected by the amendment or supplement (acting as one class) consent to it. Without the consent of the holder of each debt security issued under the indenture and affected, however, no modification to that indenture may:

•	reduce the amount of debt securities whose holders must consent to an amendment, supplement or waiver;

•	reduce the rate of or change the time for payment of interest on the debt security;

•	reduce the principal of the debt security or change its stated maturity;

•	reduce any premium payable on the redemption of the debt security or change the time at which the debt security may or must be redeemed;

•	change any obligation to pay additional amounts on the debt security;

•	make payments on the debt security payable in currency other than as originally stated in the debt security;

•	impair the holder’s right to institute suit for the enforcement of any payment on the debt security;

•	make any change in the percentage of principal amount of debt securities necessary to waive compliance with certain provisions of the indenture or to make any change in the provision related to modification;

•	with respect to the subordinated indenture, modify the provisions relating to the subordination of any subordinated debt security in a manner adverse to the holder of that security; or

•	waive a continuing default or event of default regarding any payment on the debt securities.

      Each indenture may be amended or supplemented or any provision of that indenture may be waived without the consent of any holders of debt securities issued under that indenture in certain circumstances, including:

•	to cure any ambiguity, omission, defect or inconsistency;

•	to provide for the assumption of the obligations under the indenture of Pioneer by a successor upon any merger or consolidation or asset sale, lease, conveyance, transfer or other disposition of all or substantially all of our assets, in each case as permitted under the indenture;

•	to provide for uncertificated debt securities in addition to or in place of certificated debt securities or to provide for bearer debt securities;

•	to provide any security for, any guarantees of or any additional obligors on any series of debt securities;

•	to comply with any requirement to effect or maintain the qualification of that indenture under the Trust Indenture Act of 1939;

•	to add covenants that would benefit the holders of any debt securities or to surrender any rights Pioneer has under the indenture;

•	to add events of default with respect to any debt securities;

•	to make any change that does not adversely affect any outstanding debt securities of any series issued under that indenture in any material respect; and

•	to supplement the provisions of an indenture to permit or facilitate defeasance or discharge of securities that does not adversely affect any outstanding debt securities of any series issued under that indenture in any material respect.

      The holders of a majority in principal amount of the outstanding debt securities of any series (or, in some cases, of all debt securities issued under the applicable indenture that are affected, voting as one class) may waive any existing or past default or event of default with respect to those debt securities. Those holders may not, however, waive any default or event of default in any payment on any debt security or compliance with a provision that cannot be amended or supplemented without the consent of each holder affected.

      Defeasance. When we use the term defeasance, we mean discharge from some or all of our obligations under an indenture. If any combination of funds or government securities are deposited with the trustee under an indenture sufficient to make payments on the debt securities of a series issued under that indenture on the dates those payments are due and payable, then, at Pioneer’s option, either of the following will occur:

•	Pioneer will be discharged from its obligations with respect to the debt securities of that series (“legal defeasance”); or

•	Pioneer will no longer have any obligation to comply with the consolidation, merger and sale of assets covenant and other specified covenants relating to the debt securities of that series, and the related events of default will no longer apply (“covenant defeasance”).

      If a series of debt securities is defeased, the holders of the debt securities of the series affected will not be entitled to the benefits of the applicable indenture, except for obligations to register the transfer or exchange of debt securities, replace stolen, lost or mutilated debt securities or maintain paying agencies and hold moneys for payment in trust. In the case of covenant defeasance, the obligation of Pioneer to pay principal, premium and interest on the debt securities will also survive.

      Unless we inform you otherwise in the prospectus supplement, we will be required to deliver to the trustee an opinion of counsel that the deposit and related defeasance would not cause the holders of the debt securities to recognize income, gain or loss for U.S. federal income tax purposes. If we elect legal defeasance, that opinion of counsel must be based upon a ruling from the U.S. Internal Revenue Service or a change in law to that effect.

      Governing Law. New York law will govern the indentures and the debt securities.

      Trustee. If an event of default occurs under an indenture and is continuing, the trustee under that indenture will be required to use the degree of care and skill of a prudent person in the conduct of that person’s own affairs. The trustee will become obligated to exercise any of its powers under that indenture at the request of any of the holders of any debt securities issued under that indenture only after those holders have offered the trustee indemnity satisfactory to it.

      Each indenture contains limitations on the right of the trustee, if it becomes a creditor of Pioneer to obtain payment of claims or to realize on certain property received for any such claim, as security or otherwise. The trustee is permitted to engage in other transactions with Pioneer. If, however, it acquires any conflicting interest, it must eliminate that conflict or resign within 90 days after ascertaining that it has a conflicting interest and after the occurrence of a default under the applicable indenture, unless the default has been cured, waived or otherwise eliminated within the 90-day period.

      Form, Exchange, Registration and Transfer. The debt securities will be issued in registered form, without interest coupons. There will be no service charge for any registration of transfer or exchange of the debt securities. However, payment of any transfer tax or similar governmental charge payable for that registration may be required.

      Debt securities of any series will be exchangeable for other debt securities of the same series, the same total principal amount and the same terms but in different authorized denominations in accordance with the applicable indenture. Holders may present debt securities for registration of transfer at the office of the security registrar or any transfer agent Pioneer designates. The security registrar or transfer agent will effect the transfer or exchange if its requirements and the requirements of the applicable indenture are met.

      The trustee will be appointed as security registrar for the debt securities. If a prospectus supplement refers to any transfer agents Pioneer initially designates, Pioneer may at any time rescind that designation or approve a change in the location through which any transfer agent acts. Pioneer is required to maintain an office or agency for transfers and exchanges in each place of payment. Pioneer may at any time designate additional transfer agents for any series of debt securities.

      In the case of any redemption, Pioneer will not be required to register the transfer or exchange of:

•	any debt security during a period beginning 15 business days prior to the mailing of any notice of redemption or mandatory offer to repurchase and ending on the close of business on the day of mailing of such notice; or

•	any debt security that has been called for redemption in whole or in part, except the unredeemed portion of any debt security being redeemed in part.

      Payment and Paying Agent. Unless we inform you otherwise in a prospectus supplement, payments on the debt securities will be made in U.S. dollars at the office of the trustee and any paying agent. At Pioneer’s option, however, payments may be made by wire transfer for global debt securities or by check mailed to the address of the person entitled to the payment as it appears in the security register. Unless we inform you otherwise in a prospectus supplement, interest payments will be made to the person in whose name the debt security is registered at the close of business on the record date for the interest payment.

      Unless we inform you otherwise in a prospectus supplement, the trustee under the applicable indenture will be designated as the paying agent for payments on debt securities issued under that indenture. Pioneer may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts.

      If the principal of or any premium or interest on debt securities of a series is payable on a day that is not a business day, the payment will be made on the next succeeding business day as if made on the date that the payment was due and no interest will accrue on that payment for the period from and after the due date to the date of that payment on the next succeeding business date. For these purposes, unless we inform you otherwise in a prospectus supplement, a “business day” is any day that is not a Saturday, a Sunday or a day on which banking institutions in any of New York, New York; Houston, Texas or a place of payment on the debt securities of that series is authorized or obligated by law, regulation or executive order to remain closed.

      Subject to the requirements of any applicable abandoned property laws, the trustee and paying agent will pay to us upon written request any money held by them for payments on the debt securities that remains unclaimed for two years after the date upon which that payment has become due. After payment to us, holders entitled to the money must look to us for payment. In that case, all liability of the trustee or paying agent with respect to that money will cease.

      Notices. Any notice required by the indentures to be provided to holders of the debt securities will be given by mail to the registered holders at the addresses as they appear in the security register.

      Replacement of Debt Securities. Pioneer will replace any debt securities that become mutilated, destroyed, stolen or lost at the expense of the holder upon delivery to the trustee of the mutilated debt securities or evidence of the loss, theft or destruction satisfactory to Pioneer and the trustee. In the case of a lost, stolen or destroyed debt security, indemnity satisfactory to the trustee and Pioneer may be required at the expense of the holder of the debt securities before a replacement debt security will be issued.

      Book-Entry Debt Securities. The debt securities of a series may be issued in the form of one or more global debt securities that would be deposited with a depositary or its nominee identified in the prospectus supplement. Global debt securities may be issued in either temporary or permanent form. We will describe in the prospectus supplement the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any global debt security.

Provisions Applicable Solely to Subordinated Debt Securities

      Subordination. Under the subordinated indenture, payment of the principal of and any premium and interest on the subordinated debt securities will generally be subordinated and junior in right of payment to the prior payment in full of all Senior Debt, as described below. Unless we inform you otherwise in the prospectus supplement, Pioneer may not make any payment of principal of or any premium or interest on the subordinated debt securities if it fails to pay the principal, interest, premium or any other amounts on any Senior Debt when due.

      The subordination does not affect Pioneer’s obligation, which is absolute and unconditional, to pay, when due, the principal of and any premium and interest on the subordinated debt securities. In addition, the subordination does not prevent the occurrence of any default under the subordinated indenture.

      The subordinated indenture does not limit the amount of Senior Debt that Pioneer may incur. As a result of the subordination of the subordinated debt securities, if Pioneer becomes insolvent, holders of subordinated debt securities may receive less on a proportionate basis than other creditors.

      Unless we inform you otherwise in a prospectus supplement, “Senior Debt” will mean all debt, including guarantees, of Pioneer, unless the debt states that it is not senior to the subordinated debt securities or other junior debt of Pioneer. Senior Debt with respect to a series of subordinated debt securities could include other series of debt securities issued under a subordinated indenture.

DESCRIPTION OF CAPITAL STOCK

      The following description of Pioneer’s common stock, preferred stock, Fourth Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) and Amended and Restated Bylaws (the “Bylaws”) is a summary only and is subject to the complete text of Pioneer’s Certificate of Incorporation and Bylaws, which we have filed as exhibits to the registration statement. You should read those documents for provisions that may be important to you.

      Pioneer Companies, Inc. is authorized to issue 50 million shares of common stock, par value $0.01 per share, and ten million shares of preferred stock, par value $0.01 per share. As of August 20, 2004, there were 10,048,628 shares of Pioneer common stock outstanding and no shares of Pioneer preferred stock outstanding.

Common Stock

Voting Rights

      Except as otherwise required by law and except as expressly provided in the Certificate of Incorporation or in any resolution or resolutions adopted by Pioneer’s board of directors pursuant to authority expressly vested in it with respect to the preferred stock, the holders of common stock have the exclusive voting rights for the election of directors and for all other purposes, each holder of common stock is entitled to one vote for each share thereof held by such holder. Directors are elected by a plurality vote of the stockholders present in person or by proxy and entitled to vote on the election of directors. All other matters (except where otherwise provided by law or the Certificate of Incorporation) are approved by a majority vote of the stockholders present in person or by proxy and entitled to vote thereon. There are no cumulative voting rights. Accordingly, holders of a majority of the total votes entitled to vote in an election of directors will be able to elect all of the directors standing for election.

      Pioneer’s board of directors will designate the voting power of holders of preferred stock, in the resolutions creating the series of preferred stock. Pioneer’s board of directors does not have the power to issue any non-voting equity securities.

Liquidation Preferences

      If Pioneer is liquidated, dissolved or wound up, the holders of common stock will be entitled to receive distributions only after satisfaction of all of Pioneer’s liabilities and the prior rights of any outstanding class of preferred stock. If Pioneer is liquidated, dissolved or wound up, Pioneer’s assets legally available after satisfaction of all of Pioneer’s liabilities and the prior rights of preferred stock will be distributed to the holders of common stock pro rata on a per share basis.

Dividends

      Holders of common stock are entitled to receive dividends that may be declared from time to time by the board of directors of Pioneer out of funds legally available for dividends. The rights of the holders of common stock to dividends are subject to the dividend and liquidation rights of any preferred stock that may be issued and to any dividend restrictions contained in debt agreements.

Other Rights

      Holders of common stock have no conversion rights. In addition, under the Certificate of Incorporation, holders of common stock have no preemptive or other subscription rights to purchase additional shares of common stock or other securities, nor are they entitled to the benefits of any redemption or sinking fund provisions. The common stock is not assessable.

Modification

      Any changes to the Certificate of Incorporation inconsistent with the purpose and intent of the following provisions require the affirmative vote of the holders of a majority of the voting power of the shares entitled to vote in an election of directors:

•	the provisions establishing the terms of the common stock and preferred stock, as set forth in Article IV of the Certificate of Incorporation;

•	the provisions regarding the management of the business of Pioneer by its board of directors, the number of directors constituting Pioneer’s board of directors and the applicability of the Certificate of Incorporation to directors elected by holders of any series of preferred stock, voting separately as a class, as set forth in Article VIII of the Certificate of Incorporation; or

•	the provisions regarding the power of the board of directors to amend the Bylaws, as set forth in Article IX of the Certificate of Incorporation.

Trading

      Pioneer’s common stock is quoted on the OTC Bulletin Board under the symbol “PONR.”

Preferred Stock

      Pioneer’s board of directors has authority, without stockholder approval, to issue up to ten million shares of preferred stock in one or more series and to fix the number of shares and terms of each such series. Pioneer’s board of directors, by resolution prior to the issuance of any shares of a series of preferred stock, may determine the designation and other terms of such series, including dividend rights, conversion rights, voting powers, redemption rights, sinking funds, liquidation preferences and other preferences and special rights.

      The prospectus supplement relating to any series of preferred stock Pioneer is offering will include specific terms relating to the offering and the name of any transfer agent for that series. We will file the form of the preferred stock with the SEC before we issue any of it, and you should read it for provisions that may be important to you. The prospectus supplement will include some or all of the following terms:

•	the title of the preferred stock;

•	the maximum number of shares of the series;

•	the dividend rate or the method of calculating the dividend, the date from which dividends will accrue and whether dividends will be cumulative;

•	any liquidation preference;

•	any optional redemption provisions;

•	any sinking fund or other provisions that would obligate us to redeem or purchase the preferred stock;

•	any terms for the conversion or exchange of the preferred stock for other securities of us or any other entity;

•	voting powers; and

•	any other preferences and relative, participating, optional or other special rights or any qualifications, limitations or restrictions on the rights of the shares.

      One of the consequences of the shares of authorized but unissued common stock and undesignated preferred stock may be to enable Pioneer’s board of directors to make more difficult or to discourage an attempt to obtain control of Pioneer. If, in the exercise of its fiduciary obligations, Pioneer’s board of directors were to determine that a change in control of Pioneer was not in the best interest of Pioneer’s existing stockholders, the board could authorize the issuance of those shares without stockholder approval. The shares could be issued in one or more transactions that might delay, defer or prevent or make the completion of the change of control transaction more difficult or costly by:

•	diluting the voting or other rights of the proposed acquiror or insurgent stockholder group;

•	creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent board; and

•	effecting an acquisition that might complicate or preclude the change of control.

      The Certificate of Incorporation grants Pioneer’s board of directors broad power to establish the rights and preferences of the authorized and unissued preferred stock. The issuance of shares of preferred stock may adversely affect the rights of the holders of common stock. For example, any preferred stock issued may rank prior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. As a result, the issuance of shares of preferred stock may discourage or impede bids for common stock or may otherwise adversely affect the market price of the common stock or any existing preferred stock.

      The board of directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or the rules of any market on which Pioneer securities are traded.

Provisions of Delaware Law and Pioneer’s Charter and Bylaws

Limitation of Liability of Directors

      Delaware law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors’ fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations authorized by Delaware law, directors are accountable to corporations and their stockholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Delaware law enables corporations to limit available relief to equitable remedies such as injunction or rescission. Pioneer’s Certificate of Incorporation limits the liability of its directors to Pioneer or its stockholders. Specifically, Pioneer’s directors will not be personally liable for monetary damages for breach of a director’s fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to Pioneer or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the General Corporation Law of the State of Delaware (the “DGCL”); or

•	for any transaction from which the director derived an improper personal benefit.

      This provision in the Certificate of Incorporation limiting the liability of directors may reduce the likelihood of derivative litigation against directors, and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited Pioneer and its stockholders. Pioneer’s Bylaws provide indemnification to its officers and directors to the maximum extent permitted by law, and Pioneer has entered into agreements with each of its directors providing for indemnification.

Stockholder Action by Written Consent; Amendment of the Bylaws; Special Meetings of Stockholders

      Any action that is required or permitted to be taken by our stockholders at any annual or special meeting may be effected by the written consent of stockholders having not less than the minimum number of votes necessary to authorize or take such action in lieu of a meeting of stockholders.

      Under Delaware law, the power to adopt, amend or repeal bylaws is conferred upon the stockholders. A corporation may, however, in its certificate of incorporation also confer upon the board of directors the power to adopt, amend or repeal its bylaws. Pioneer’s Certificate of Incorporation and Bylaws grant our board the power to adopt, amend, alter or repeal the Bylaws at any regular or special meeting of the board on the affirmative vote of a majority of the directors then in office. Pioneer stockholders may adopt, amend, alter or repeal the Bylaws but only at any regular or special meeting of stockholders by an affirmative vote of holders of a majority of the voting power of Pioneer’s capital stock present at the meeting or by unanimous written consent.

      Pioneer’s Certificate of Incorporation provides that its president must call a special meeting of stockholders at the request of a majority of the outstanding shares of capital stock entitled to vote at such meeting.

Delaware Antitakeover Law

      Pioneer has elected in its Certificate of Incorporation not to be governed by Section 203 of the DGCL.

Transfer Agent and Registrar

      American Stock Transfer & Trust Company is the transfer agent and registrar for Pioneer’s common stock.

DESCRIPTION OF WARRANTS

      Pioneer may issue warrants to purchase debt securities, common stock, preferred stock, rights, other securities or any combination of the foregoing, of Pioneer or any other entity. Pioneer may issue warrants independently or together with other securities. Warrants sold with other securities may be attached to or separate from the other securities. Pioneer will issue warrants under one or more warrant agreements between it and a warrant agent that we will name in the prospectus supplement.

      The prospectus supplement relating to any warrants Pioneer is offering will include specific terms relating to the offering. We will file the form of any warrant agreement with the SEC, and you should read the warrant agreement for provisions that may be important to you. The prospectus supplement will include some or all of the following terms:

•	the title of the warrants;

•	the aggregate number of warrants offered;

•	the designation, number and terms of the debt securities, common stock, preferred stock, rights or other securities purchasable upon exercise of the warrants, and procedures by which the number of securities purchasable may be adjusted;

•	the exercise price of the warrants;

•	the dates or periods during which the warrants are exercisable;

•	the designation and terms of any securities with which the warrants are issued;

•	if the warrants are issued as a unit with another security, the date, if any, on and after which the warrants and the other security will be separately transferable;

•	if the exercise price is not payable in U.S. dollars, the foreign currency, currency unit or composite currency in which the exercise price is denominated;

•	any minimum or maximum amount of warrants that may be exercised at any one time; and

•	any terms, procedures and limitations relating to the transferability, exchange or exercise of the warrants.

PLAN OF DISTRIBUTION

      We may sell the securities in and outside the United States through underwriters or dealers, directly to purchasers or through agents. The prospectus supplement will include the following information:

•	the terms of the offering;

•	the names of any underwriters or agents;

•	the purchase price of the securities from us and, if the purchase price is not payable in U.S. dollars, the currency or composite currency in which the purchase price is payable;

•	the net proceeds to us from the sale of the securities;

•	any delayed delivery arrangements;

•	any underwriting discounts, commissions and other items constituting underwriters’ compensation;

•	the initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any commissions paid to agents.

Sale Through Underwriters or Dealers

      If we use underwriters in the sale of securities, the underwriters will acquire the securities for their own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to conditions, and the underwriters will be obligated to purchase all the securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

      During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers for the offered securities sold for their account may be reclaimed by the syndicate if such offered securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, these activities may be discontinued at any time.

      If we use dealers in the sale of securities, we will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale. The dealers participating in any sale of the securities may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any sale of those securities. We will include in the prospectus supplement the names of the dealers and the terms of the transaction.

      The aggregate maximum compensation that members of the NASD or independent broker-dealers will receive in connection with the sale of any securities pursuant to this registration statement will not be greater than 8% of the gross proceeds of such sale.

Direct Sales and Sales Through Agents

      We may sell the securities directly. In that event, no underwriters or agents would be involved. We may also sell the securities through agents we designate from time to time. In the prospectus supplement, we will name any agent involved in the offer or sale of the securities, and we will describe any commissions payable by us to the agent. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

      We may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any sale of those securities. We will describe the terms of any such sales in the prospectus supplement.

Delayed Delivery Contracts

      If we so indicate in the prospectus supplement, we may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities from us at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.

Remarketing

      We may offer and sell any of the securities in connection with a remarketing upon their purchase, in accordance with a redemption or repayment by their terms or otherwise, by one or more remarketing firms acting as principals for their own accounts or as our agents. We will identify any remarketing firm, the terms of any remarketing agreement and the compensation to be paid to the remarketing firm in the prospectus supplement. Remarketing firms may be deemed underwriters under the Securities Act of 1933.

Derivative Transactions

      We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third parties may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third parties in these sale transactions will be underwriters and will be identified in the applicable prospectus supplement or in a post-effective amendment to the registration statement of which this prospectus forms a part.

General Information

      We may have agreements with the agents, dealers and underwriters to indemnify them against civil liabilities, including liabilities under the Securities Act of 1933, or to contribute with respect to payments that the agents, dealers or underwriters may be required to make. Agents, dealers and underwriters may engage in transactions with us or perform services for us in the ordinary course of their businesses.

      The securities may or may not be listed on a national securities exchange. We cannot assure you that there will be a market for the securities.

LEGAL MATTERS

      The validity of the offered securities and other matters in connection with any offering of the securities will be passed upon for us by Baker Botts L.L.P., Houston, Texas, our outside counsel. Any underwriters will be advised about legal matters relating to any offering by their own legal counsel.

EXPERTS

      The consolidated balance sheets of Pioneer Companies, Inc. and subsidiaries (“Pioneer”) as of December 31, 2003 and 2002 (Successor Company balance sheets) and the related consolidated statements of operations, stockholders’ equity (deficiency in assets) and cash flows for each of the years ended December 31, 2003 and 2002 (Successor Company operations), and the year ended December 31, 2001 (Predecessor Company operations) included in Pioneer’s Annual Report on Form 10-K for the year ended December 31, 2003, and incorporated by reference in this Registration Statement, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is incorporated herein by reference (which report expresses an unqualified opinion and includes 1) an explanatory paragraph referring to the application of fresh start accounting in accordance with AICPA Statement of Position 90-7 “Financial Reporting for Entities in Reorganization Under the Bankruptcy Code” and the lack of comparability of financial information between reporting periods, and 2) an emphasis paragraph related to the adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” on January 1, 2002), and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.